2025 Annual Report

Kirby Corporation

Financial Highlights

In thousands, except per share amounts

As of or for the year ending December 31,	2025	2024	2023	2022	2021
Revenues					
Marine transportation	$ 1,935,305	$ 1,913,050	$ 1,721,937	$ 1,616,967	$ 1,322,918
Distribution and services	1,428,745	1,352,826	1,369,703	1,617,787	923,742
	$ 3,364,050	$ 3,265,876	$ 3,091,640	$ 2,784,754	$ 2,246,660
Net earnings (loss) attributable to Kirby	$ 354,569	$ 286,707	$ 222,935	$ 122,291	$ (246,954)
Net earnings attributable to Kirby, excluding one-time items*	$ 354,569	$ 318,751[1]	$ 223,116[2]	$ 126,652[3]	$ 33,770[4]
Net earnings (loss) per share attributable to Kirby (diluted)	$ 6.33	$ 4.91	$ 3.72	$ 2.03	$ (4.11)
Net earnings per share attributable to Kirby, excluding one-time items* (diluted)	$ 6.33	$ 5.46[1]	$ 3.72[2]	$ 2.10[3]	$ 0.56[4]
Adjusted EBITDA**					
Net earnings (loss) attributable to Kirby	$ 354,569	$ 286,707	$ 222,935	$ 122,291	$ (246,954)
Interest expense	46,327	49,129	52,008	44,588	42,469
Provision (benefit) for taxes on income	115,997	75,867	71,220	42,214	(43,830)
Impairments	—	56,303	—	—	340,713
Depreciation and amortization	264,126	240,322	211,156	201,443	213,718
Adjusted EBITDA**	$ 781,019	$ 708,328	$ 557,319	$ 410,536	$ 306,116
Property and equipment, net	$ 4,098,058	$ 4,022,966	$ 3,861,105	$ 3,633,462	$ 3,678,515
Total assets	$ 6,008,045	$ 5,851,952	$ 5,722,197	$ 5,554,924	$ 5,399,063
Long-term debt, including current portion	$ 919,281	$ 874,948	$ 1,016,595	$ 1,079,618	$ 1,163,367
Total equity	$ 3,382,793	$ 3,353,248	$ 3,186,677	$ 3,045,168	$ 2,888,782

* Net earnings (loss) attributable to Kirby, excluding one-time items and net earnings per share attributable to Kirby, excluding one-time items are non-GAAP financial measures which exclude certain one-time items as defined in footnotes 1, 2, 3 and 4. Management believes that the exclusion of certain one-time items from these financial measures enables it and investors to assess and understand operating performance, especially when comparing those results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the excluded items to be outside of Kirby's normal operating results.

** Adjusted EBITDA, defined as net earnings (loss) attributable to Kirby before interest expense, taxes on income, depreciation and amortization, and impairments is a non-GAAP financial measure used by Kirby because of its wide acceptance as a measure of operating profitability before nonoperating expenses (interest and taxes) and noncash charges (impairments and depreciation and amortization).

[1] The 2024 year included the following one-time items (after tax): $43.0 million, or $0.74 per share, one-time charge associated with impairments; and $10.9 million, or $0.19 per share, of credit associated with a change in Louisiana tax law.

[2] The 2023 year included the following one-time items (after tax): $2.4 million, or $0.04 per share, strategic review and shareholder engagement expense; and $2.2 million, or $0.04 per share, of income associated with the interest on a refund from the Internal Revenue Service.

[3] The 2022 year included the following one-time items (after tax): $3.7 million, or $0.06 per share, severance and early retirement expense; and $0.6 million, or $0.01 per share, of professional fees related to the Company's strategic alternatives review.

[4] The 2021 year included the following one-time items (after tax): $275.0 million, or $4.58 per share, non-cash charges related to impairment of long-lived assets in coastal marine transportation equipment and impairment of goodwill in the marine transportation segment; and $5.7 million, or $0.09 per share, one-time deferred tax provision related to a change in Louisiana tax law.

Front cover photo: *Kirby vessel navigating the Mississippi River near St. James Parish, Louisiana.*

To Our Stockholders

2025 IN REVIEW

Kirby had a record year in 2025 with the strongest overall performance in our Company's history. It was a year defined by strong execution, disciplined decision-making, and continued progress on our long-term strategy, even as conditions varied across our end markets. We delivered the highest earnings per share in Kirby's history, generated strong free cash flow, returned a significant amount of capital to shareholders, while maintaining our investment grade balance sheet. Just as importantly, we did so while maintaining our focus on safety and excellent customer service.

At the core of this performance were our values: Safety, People, Integrity, Excellence, and Communities. Safety remains foundational to everything we do. Our continued commitment to "No Harm" performance supports not only the well-being of our employees and communities, but also reliable operations and strong financial outcomes. In 2025, marine transportation ("KMT") reduced injury rates by more than 30% year over year and achieved the lowest recordable injury rate in Kirby's history. Within distribution and services ("KDS"), our manufacturing operations also delivered an exceptional safety result, achieving zero recordable incidents for the year. While every year presents challenges, our focus on safe and disciplined execution remained constant throughout 2025.

STRONG PERFORMANCE, DISCIPLINED EXECUTION

In 2025, revenues increased to approximately $3.4 billion, and earnings per share increased to $6.33, representing the highest earnings per share in the Company's history. During the year, we remained focused on driving strong cash flow and generated approximately $670 million of cash flow from operations, which was used to fund capital expenditures and return capital to stockholders. We generated more than $400 million of free cash flow, marking our 34th consecutive period of positive free cash flow generation and our second consecutive year of more than $400 million of free cash flow. Overall, we returned approximately $354 million of capital to stockholders through share repurchases. Our cash flow profile, combined with a strong balance sheet, provides financial flexibility as we continue to execute on our capital allocation priorities. The record performance achieved in 2025 positions Kirby well as we navigate evolving market conditions and execute our strategy for long-term value creation.

MARINE TRANSPORTATION

KMT delivered steady inland marine results in 2025, though performance varied over the course of the year. Inland revenues were essentially flat year over year, reflecting strong execution in the first half offset by softer market conditions in the second half of the year. The inland business was impacted by typical winter weather, including periods of high winds, fog, and lock delays, which increased delay days and challenged operations in the early part of the year. Despite these headwinds, demand remained steady, utilization stayed in the low-to-mid-90% range, pricing improved, and the business delivered margins around 20% in the first quarter. As weather conditions improved in the second quarter, customer demand remained healthy, utilization stayed strong, and pricing continued to improve. These factors drove inland operating margins into the low-20% range. In the third quarter, inland marine conditions experienced near-term softness as moderating refinery demand from cracking lighter crude slates, fewer barges undergoing maintenance across the industry, and favorable weather combined to increase available capacity, which all weighed on our utility. This pressured spot pricing in the third quarter, resulting in lower margins compared to the first half of the year. The fourth quarter reflected improved market conditions as utilization strengthened and spot pricing began to recover. However, demand remained below earlier-year levels and term renewals softened into the year end. Despite the second half price softness, disciplined cost management and strong execution allowed inland marine to deliver low-20% operating margins for the quarter.

Coastal marine continued its improving trend and delivered strong results in 2025, supported by steady customer demand and limited availability of large-capacity vessels. Market fundamentals remained constructive throughout the year, allowing the business to maintain barge utilization in the mid-to-high-90% range. In the first quarter, results were impacted by elevated shipyard activity, which weighed on margins despite strong underlying demand and pricing momentum. As shipyard activity moderated in the second quarter, pricing continued to improve on term contract renewals. This drove operating margins into the high-teens range. Positive market fundamentals continued in the third quarter, and strong execution by our coastal team supported further margin improvement, with operating margins reaching approximately 20%. In the fourth quarter, despite normal seasonal factors, market conditions remained strong, and the business maintained high utilization and solid pricing, allowing coastal marine to conclude the year with

REVENUES
In Millions



3% Increase in Revenues to **$3.4** Billion

ADJUSTED EARNINGS PER SHARE[1]



16% Increase in Adjusted Earnings per Share to **$6.33**

operating margins around 20%. We are extremely proud of the coastal team. Their focus on execution, cost discipline, and operational reliability has positioned the business well and reflects the significant progress made over the past several years.

DISTRIBUTION & SERVICES

KDS made meaningful progress in 2025, led by accelerating momentum in power generation. Power generation includes prime, behind the meter, contingency backup, stationary and mobile power as customer demand for reliable, 24/7 power continued to grow. Power generation became an increasingly important contributor to segment performance during the year, reflecting the continued expansion of our portfolio and the strategic focus of the business. While demand remained mixed across certain legacy end markets, disciplined execution across KDS supported higher operating income and margin expansion for the segment.

Power generation continued to build momentum in 2025 and became a central driver of performance within KDS. Power generation revenues increased 26% year over year, driven by strong execution on backlog, continued order growth, and multiple large project wins as customers increasingly prioritized reliable, behind-the-meter power solutions. Power generation represented approximately 52% of segment revenues by the fourth quarter, with operating margins in the high single digits, and contributed meaningfully to the segment's operating income growth. While supply-related constraints led to some delivery variability throughout the year, ongoing enhancements in operational execution over the course of the year have positioned the business for robust, sustained growth as we move into 2026.

Commercial and industrial performance was mixed over the course of the year. Demand for marine repair services remained steady, while on-highway markets continued to face headwinds from the weak trucking environment. Despite these dynamics, disciplined execution and cost control supported improved margins and profitability for the full year, with operating margins in the high single digits for the year.

Oil and gas activity remained under pressure in 2025 as customers continued to moderate capital spending on conventional equipment. Demand for electric fracturing equipment provided meaningful support, but not enough to offset softer activity in conventional oil and gas applications. Despite these market conditions, stronger execution and disciplined cost management enabled the business to deliver margins in the low double digits for 2025.

Overall, KDS exited 2025 with positive momentum, led by robust activity in power generation, and is exceptionally well positioned to contribute to Kirby's long-term growth. Our teams executed well, pivoting equipment design from legacy oil and gas into power generation solutions.

LOOKING FORWARD

We ended 2025 in a strong financial position and believe we are well positioned across all our business segments as we enter 2026. While market conditions evolved over the course of last year, we recognize that broader macroeconomic and geopolitical factors may create periods of variability. Against that backdrop, our balance sheet strength, disciplined execution, and diversified platform provide meaningful flexibility as we navigate the environment. We expect KMT to benefit from favorable long-term supply and demand dynamics, and we see KDS continuing to capitalize on strong growth in power generation.

For KMT more specifically, we continue to anticipate favorable supply and demand fundamentals in inland marine, supported by limited new barge construction and an aging industry fleet. Refinery utilization is expected to remain strong, and currently weak petrochemical customer demand is expected to improve somewhat. With these trends, we expect inland utilization to average in the low-90% range during the year, with pricing improving as the year progresses. We also expect 2026 to be a lower maintenance year for the inland fleet, providing greater equipment availability to support customer demand. While we remain mindful of near-term variability, including seasonal weather impacts, labor availability, and inflationary pressures, we believe conditions will support

---

[1] *See Financial Highlights for Adjusted Earnings Per Share reconciliation.*

ADJUSTED EBITDA²
In Millions



$306 — 2021
$411 — 2022
$577 — 2023
$708 — 2024
$781 — 2025

Cash Flow from Operations Totaling
$670 Million

TOTAL DEBT
In Millions



$1,163 — 2021
$1,080 — 2022
$1,017 — 2023
$875 — 2024
$919 — 2025

21.4%
Debt-to-Capitalization Ratio

improving performance over the course of the year, with inland revenues expected to increase modestly and operating margins expected to improve as the year progresses.

In coastal marine, we expect another solid year as market conditions remain favorable, and supply and demand across the industry fleet remain well balanced. While shipyard activity will be elevated early in the year, limited vessel availability and steady customer demand continue to support utilization and pricing, and we believe the coastal business is well positioned to deliver consistent results with operating margins expected to be in the high-teens range.

Within KDS, we expect mixed but overall positive results across the portfolio, led by continued strength in power generation and relative weakness in on-highway and oil and gas activity. Demand for reliable, 24/7 power remains strong across data centers, behind the meter prime power, and industrial applications, and our growing backlog and installed base, position this business well as we move through the year. We expect steady marine repair activity to continue, while oil and gas markets are likely to remain challenged as customers maintain capital discipline and activity remains soft. Overall, we expect KDS revenues to be flat to slightly higher year over year, with strength in power generation offsetting lower oil and gas activity resulting in operating margins averaging in the mid-to-high single digit range.

Lastly, our strong cash flow generation in 2025 further solidified our strong financial position, and we expect this to continue in 2026. We anticipate another year of solid free cash flow generation, and we will maintain our disciplined capital allocation approach, with a clear focus on investing in our businesses, pursuing attractive growth opportunities, and returning capital to stockholders.

We would also like to welcome Tracy A. Embree as the newest member of the Board of Directors. Ms. Embree brings a proven record of success and deep operational experience to our Board. Ms. Embree brings to Kirby extensive expertise in power generation, distribution, and services for commercial and industrial markets,

and valuable strategic insights as we continue to execute our long-term strategy.

We would also like to extend our sincere appreciation to Richard E. Stewart, who is retiring from the Kirby Board, after 18 years of dedicated service on the Kirby Board of Directors. Throughout his tenure, Mr. Stewart provided steady leadership, sound judgment, and deep financial and governance expertise, including many years as Chair of the Audit Committee. His contributions have helped guide the Company through multiple business cycles while strengthening our governance framework, and we thank him for his lasting impact on Kirby.

THANK YOU

In conclusion, to our employees, we extend our sincere thanks for your focus on safety and execution, and your dedication and hard work throughout 2025. We appreciate your efforts and ask that they continue in the year ahead. To our Board of Directors, thank you for your guidance and counsel as we continue to navigate Kirby's future and execute our long-term strategy. And to our stockholders, we thank you for your trust and ongoing support of our Company.

Respectfully submitted,



Richard J. Alario
Chairman of the Board



David W. Grzebinski
Chief Executive Officer

² *See Financial Highlights for Adjusted EBITDA reconciliation.*

Marine Transportation

In the marine transportation segment, Kirby Corporation ("Kirby" or the "Company") operates through its wholly owned subsidiaries Kirby Inland Marine, LP and Kirby Offshore Marine, LLC and is the largest inland tank barge company in the United States. In its coastal business, Kirby is the second largest tank barge operator by barrel capacity. At the end of 2025, Kirby operated a fleet of approximately 1,105 inland tank barges, 266 inland towboats, 28 coastal tank barges, and 24 coastal tugboats, transporting petrochemicals, refined petroleum products, black oil, agricultural chemicals, and dry-bulk products for major petrochemical and refining customers in the United States. The Company operates its fleet throughout an extensive 12,000-mile inland waterway system of commercially navigable and interconnected rivers and canals, as well as along all of the U.S. coastlines. All of Kirby's tank barges and towing vessels operate under the United States flag and are qualified to trade under the Jones Act. At the end of 2025, Kirby's marine transportation businesses had approximately 3,054 employees of which approximately 2,337 were vessel crew members.



2025 Revenues By Product

- 48% Petrochemicals
- 26% Black Oil
- 23% Refined Products
- 3% Agricultural Chemicals

2025 Revenues By Market

- 80% Inland
- 20% Coastal

● Mississippi River System
● Gulf Intracoastal Waterway

Kirby Operates on
12,000
Miles of Navigable U.S. Waterways

Inland Marine

Kirby Inland Marine is the largest inland tank barge company in the nation, operating a fleet of 1,105 tank barges at the end of 2025 with a combined capacity of 24.5 million barrels throughout the Mississippi River System, Gulf Intracoastal Waterway, and Houston Ship Channel. The Company transports petrochemicals, black oil, refined petroleum products, and agricultural chemicals. The inland tank barge industry, which is a combination of approximately 25 large integrated transportation companies, small operators, and captive fleets owned by refining and petrochemical companies, consists of approximately 4,000 inland tank barges, of which Kirby represents approximately 28% of the industry. During 2025, Kirby Inland Marine moved over 55 million tons of liquid cargo on the inland waterway system and contributed approximately 80% of marine transportation revenues.

Offshore Marine

Kirby Offshore Marine is a key participant in the nation's coastal tank barge industry, which consists of approximately 20 integrated marine transportation companies and small operators which transport refined petroleum products, black oil, and petrochemicals along all three U.S. coasts. The nation's coastal tank barge fleet in the 195,000 barrels or less category consists of approximately 260 barges. At the end of 2025, Kirby's fleet comprised 28 coastal tank barges with 2.9 million barrels of capacity and 24 tugboats, representing approximately 11% of the industry's coastal tank barges. Kirby Ocean Transport's fleet includes two offshore dry-bulk barges and tugboat units carrying coal across the Gulf of America to a power generation facility in Florida. In 2025, Kirby Offshore Marine contributed approximately 20% of marine transportation revenues.

Inland Tank Barge Fleet*

Petrochemicals/refined products	851
Black oil	157
Pressure	87
Anhydrous ammonia	10
Total	**1,105**
Total Barrel Capacity	**24.5 MM**

Inland Towboat Fleet*

800 - 1300 HP	24
1400 -1900 HP	27
2000 - 2400 HP	160
2500 - 3200 HP	38
3300 - 4800 HP	10
5000 HP and greater	7
Total	**266**

TOP: *The M/V Jason McDaniel northbound on the Mississippi River in St. Louis with six loaded barges.*
BOTTOM: *The M/V Cape Henry headed up the East Coast to New York.*

Coastal Tank Barge Fleet*

Petrochemicals/refined products	20
Black oil	8
Total	**28**
Total Barrel Capacity	**2.9 MM**

Coastal Tugboat Fleet*

3000 -3900 HP	2
4000 - 4900 HP	6
5000 - 6900 HP	10
7000 HP and greater	6
Total	**24**

* as of December 31, 2025

Distribution and Services

In the distribution and services segment, Kirby Corporation operates through its wholly owned subsidiaries Stewart & Stevenson and United Holdings, as well as through Kirby Engine Systems' wholly owned subsidiaries Marine Systems and Engine Systems. Kirby is a nationwide service provider and distributor of power generation equipment, engines, transmissions, parts, industrial equipment, and oilfield services equipment. Kirby's distribution and services businesses operate in three distinct and diversified markets: power generation, commercial and industrial, and oil and gas. At the end of 2025, Kirby's distribution and services segment had approximately 2,072 employees.

Kirby's distribution and services businesses operate in three distinct and diversified markets:
Power Generation, Commercial and Industrial, and Oil and Gas.

~1,000
Qualified Technicians

250
Sales Professionals

650
Service and Assembly Bays

2.5MM
Square Feet of Shop Capacity

2025 Revenues By Industry

- **46%** Commercial & Industrial
- **43%** Power Generation
- **11%** Oil & Gas



Seattle

United Holdings

Shreveport
Little Rock
Tulsa
Oklahoma City

STEWART & STEVENSON

Denver
Albuquerque
Wichita Falls
Lubbock
Dallas/Fort Worth
El Paso
Odessa
Temple
Austin
Houston
San Antonio
Laredo
Pharr

Texarkana

Mount Pleasant

Baton Rouge

Corpus Christi

Mobile

Paducah

ATLANTIC DETROIT DIESEL-ALLISON

Albany
Marlborough
Middletown
Lodi
Piscataway

Thorofare

Chesapeake
Rocky Mount

FLORIDA DETROIT DIESEL-ALLISON

Panama City
Jacksonville
Ocala
Orlando
Fort Pierce
West Palm Beach
Fort Lauderdale
Miami

Tampa

Fort Myers

Belle Chasse
Jefferson
Houma
New Iberia

Kirby Engine Systems

ESI

MSI MARINE SYSTEMS INC.



Power Generation

In power generation, which represented approximately 43% of 2025 segment revenues, Kirby primarily sells engineered power systems for prime power, behind the meter power plants, microgrids, emergency, standby, and auxiliary power for nuclear, commercial, and industrial applications. Kirby's engineered power systems include natural gas and diesel generators, power distribution units, control systems, and balance of plant equipment. Kirby also rents mobile stand-by generator systems. Power generation customers include data centers, behind the meter power companies, the nuclear power industry, power as a service companies, municipalities, universities, medical facilities, petrochemical plants, manufacturing facilities, retail stores, and office complexes.

OEM Brands: MTU, EMD, Nordberg, Woodward, Cooper Machinery, Kawasaki, Volvo Penta, and Atlas Copco.

MTU diesel generators staged in a storage facility prior to a data center installation.

Under construction data center that is being built in Texas with MTU generators and Kirby designed enclosures.

Commercial & Industrial

In commercial and industrial, which represented approximately 46% of 2025 segment revenues, Kirby supports domestic and international customers through the distribution and service of medium-speed and high-speed diesel engines and ancillary equipment used primarily in marine, power generation, and on-highway applications. Kirby also sells equipment and parts in the off-highway market, manufactures and sells railcar movers, and rents high-capacity lift trucks, industrial compressors, and refrigerated trailers.

MARINE

In marine, Kirby is a major original engine manufacturer ("OEM") distributor and service provider for diesel engines, ancillary products, and parts with locations across the United States. Kirby's marine engine businesses participate in many sectors of the marine vessel industry, including inland towboats and offshore tugboats, oilfield supply vessels, U.S. Coast Guard vessels, fishing vessels, harbor docking equipment, ferries, and luxury yachts. Marine distributorships include EMD throughout the United States, as well as MTU, Volvo Penta, and Alfa Laval in various geographies. Kirby also operates factory-authorized dealerships for Caterpillar, Cummins, and John Deere commercial marine diesel engines.

OEM Brands: MTU, EMD, Volvo Penta, Alfa Laval, CAT, Cummins, and John Deere.

An installation of a pair of MTU 16V2000M96 Marine Engines rated at 2600 HP each in a Custom Sportfish built by Jim Smith Tournament Boats out of Stuart, FL.



ON-HIGHWAY

In on-highway, Kirby distributes, sells parts, and services diesel engines and transmissions for trucking companies, commercial truck fleets, municipalities, and oil and gas operators in the United States. Additionally, Kirby is the distributor and service provider for Thermo King transport refrigeration systems in major markets in Texas and Colorado.

OEM Brands: Allison Transmission, Detroit Diesel, and Thermo King.

United Engines technician rebuilding a transmission for a school bus.





Oil & Gas

In oil and gas, which represented approximately 11% of 2025 segment revenues, Kirby is a distributor and service provider for diesel engines, transmissions, and pumps, as well as a supplier of OEM replacement parts. Through its manufacturing businesses, Kirby is an industry leader in the construction of new oilfield equipment, including pressure pumping equipment, and specialized electrical fracturing and completion systems, and control equipment. Kirby's manufacturing businesses also specialize in the remanufacture and service of existing pressure pumping equipment. Kirby's customers include large and mid-cap oilfield service companies, operators, and producers in the United States and international markets.

O&G Brands: MTU, Allison Transmission, DEUTZ, and Volvo Penta.

Stewart & Stevenson technician completing the final checks and securing connections on an electric fracturing piece of equipment before testing and deployment.

2025 Sustainability Highlights

The "**Kirby Way**" defines our core values of Safety, People, Excellence, Community, and Integrity. These core values are the foundation of our company's success and drive sustainability objectives. Kirby will continue to prioritize our Core Values that contribute to best business practices and initiatives for our employees, customers and the communities in which we operate. To see more on our sustainability goals and initiatives, please visit our website at www.kirbycorp.com/sustainability.



STARTED construction on a

2nd & 3rd
inland marine hybrid diesel-electric towboat

Marine Training Certificates **ISSUED** In 2025:

2,000+

Emissions-intensity Reduction target:

25%
reduction per barrel of capacity **ACHIEVED**
(vs. 2015 baseline)

COMPANY DIVERSITY:

56%
Diverse Directors on the Board

64%
White Employees

17%
Hispanic Employees

12%
African American Employees

7%
Other Employees

2025 SAFETY HIGHLIGHTS:

MARINE TRANSPORTATION SAFETY:

REDUCED Injury Rate by more than

30%
year over year

Lowest
Recordable Injury Rate in Kirby History

DISTRIBUTION AND SERVICES SAFETY:

Manufacturing operations **ACHIEVED:**

ZERO
recordable incidents

Corporate Leadership

BOARD OF DIRECTORS

Anne-Marie N. Ainsworth [1,3]

Retired President and Chief Executive Officer of Oiltanking Partners, L.P. and of Oiltanking Holding Americas, Inc.
Director since 2015

Richard J. Alario [2]

Chairman of the Board, Kirby
Chairman of the Board of DNOW Inc.
Retired Chairman and Chief Executive Officer of Key Energy Services, Inc.
Director since 2011

Tanya S. Beder [1,3]

Chairman and Chief Executive Officer of SBCC Group, Inc.
Director since 2019

Barry E. Davis [1,2]

Chairman, Pattern Energy Group LP
Retired Chairman and Chief Executive Officer of EnLink Midstream GP, LLC and EnLink Midstream Manager, LLC
Director since 2015

Susan W. Dio [1,3]

Retired Chairman and President of BP America, Inc.
Director since 2023

Tracy A. Embree

Retired President of Otis Americas
Director since 2026

David W. Grzebinski

Chief Executive Officer of Kirby
Director since 2014

Richard R. Stewart [1]

Retired President and Chief Executive Officer of GE Aero Energy
Director since 2008

William M. Waterman [2,3]

Retired President and Chief Executive Officer of Penn Maritime Inc.
Director since 2012

Shawn D. Williams [2,3]

Executive Chairman of the Board of Covia Holdings LLC
Director since 2021

[1] Audit Committee
[2] Compensation Committee
[3] ESG and Nominating Committee

CORPORATE OFFICERS

David W. Grzebinski

Chief Executive Officer

Raj Kumar

Executive Vice President and Chief Financial Officer

Christian G. O'Neil

President & Chief Operating Officer

Amy D. Husted

Executive Vice President, General Counsel and Secretary

Ronald A. Dragg

Vice President, Controller and Assistant Secretary

Jennifer N. McCauley

Chief Human Resources Officer

Scott P. Miller

Vice President and Chief Information Officer

Matthew P. Kerin

Vice President, Investor Relations and Treasurer

William Matthew Woodruff

Vice President of Public and Government Affairs

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File no. 1-07615

Kirby Corporation
(Exact name of registrant as specified in its charter)

Nevada	**74-1884980**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
55 Waugh Drive, Suite 1000	
Houston, Texas	**77007**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
713-435-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KEX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2025, based on the closing sales price of such stock on the New York Stock Exchange on June 30, 2025, was $6.3 billion. For purposes of this computation, all executive officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such executive officers, directors and 10% beneficial owners are affiliates.

As of February 13, 2026, 53,646,000 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company’s definitive proxy statement in connection with the Annual Meeting of Stockholders to be held April 27, 2026, to be filed with the Commission pursuant to Regulation 14A, and the related annual report for the fiscal year ended December 31, 2025, to be provided to the Company's stockholders pursuant to Rule 14a-3(b) are incorporated by reference into Parts II and III of this report.

KIRBY CORPORATION
2025 FORM 10-K
TABLE OF CONTENTS

Item 1. *Business*

THE COMPANY

Kirby Corporation (the "Company") is the nation's largest domestic tank barge operator, transporting bulk liquid products throughout the Mississippi River System, on the Gulf Intracoastal Waterway, and coastwise along all three United States coasts. The Company, through its marine transportation segment ("KMT"), transports petrochemicals, black oil, refined petroleum products, and agricultural chemicals by tank barge. In addition, the Company participates in the transportation of dry-bulk commodities in United States coastwise trade. Through its distribution and services segment ("KDS"), the Company provides equipment, after-market parts and services for power generation systems in applications that include behind the meter power systems and emergency backup systems, after-market and genuine replacement parts and services for engines, transmissions, reduction gears, electric motors, drives, and controls, specialized electrical distribution and controls systems, and related equipment used in power generation, marine, on-highway, oilfield services, and other industrial applications. The Company also rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of industrial markets. The Company also manufactures and remanufactures specialized equipment, including pressure pumping units and electric fracturing systems, electric power generation equipment, and specialized electrical distribution and control equipment for data centers, oilfield service, railroad and other industrial customers.

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries. The Company's principal executive office is located at 55 Waugh Drive, Suite 1000, Houston, Texas 77007, and its telephone number is 713-435-1000. The Company's mailing address is P.O. Box 1745, Houston, Texas 77251-1745. Kirby Corporation is a Nevada corporation and was incorporated in 1969 although the history of the Company goes back to 1921.

Documents and Information Available on Website

The Internet address of the Company's website is http://www.kirbycorp.com. The Company makes available free of charge through its website, all of its filings with the Securities and Exchange Commission ("SEC"), including its Annual Report on Form 10‑K, Quarterly Reports on Form 10‑Q, Current Reports on Form 8‑K and amendments to those reports, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The following documents are available on the Company's website in the Investor Relations section under Governance Documents:
- Audit Committee Charter
- Compensation Committee Charter
- ESG and Nominating Committee Charter
- Business Ethics Guidelines
- Corporate Governance Guidelines
- Clawback Policy
- Insider Trading Policy

The Company is required to make prompt disclosure of any amendment to or waiver of any provision of its Business Ethics Guidelines that applies to any director or executive officer or to its chief executive officer, chief financial officer, chief accounting officer or controller or persons performing similar functions. The Company will make any such disclosure that may be necessary by posting the disclosure on its website in the Investor Relations section under Corporate Governance.

BUSINESS AND PROPERTY

The Company, through its subsidiaries, conducts operations in two reportable business segments: marine transportation and distribution and services.

The Company, through KMT, is a provider of marine transportation services, operating tank barges and towing vessels transporting bulk liquid products throughout the Mississippi River System, on the Gulf Intracoastal Waterway, and coastwise along all three United States coasts. The Company transports petrochemicals, black oil, refined petroleum products, and agricultural chemicals by tank barge. The Company operates offshore dry-bulk barge and tugboat units engaged in the offshore transportation of dry-bulk cargoes in the United States coastal trade. The segment is a provider of transportation services for its customers and, in almost all cases, does not assume ownership of the products that it transports. All of the Company's vessels operate under the United States flag and are qualified for domestic trade under the Jones Act.

The Company, through KDS, provides equipment, after-market parts and services for power generation systems in applications that include behind the meter power systems and emergency backup systems, after-market and genuine replacement parts and services for engines, transmissions, reduction gears, electric motors, drives, and controls, specialized electrical distribution and controls

systems, and related equipment used in power generation, marine, on-highway, oilfield services, and other industrial applications. The Company also rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of industrial markets. The Company also manufactures and remanufactures specialized equipment, including pressure pumping units and electric fracturing systems, electric power generation equipment, and specialized electrical distribution and control equipment for data centers, oilfield service, railroad and other industrial customers.

The Company has approximately 5,233 employees, the large majority of whom are in the United States.

MARINE TRANSPORTATION

KMT is primarily a provider of transportation services by tank barge for the inland and coastal markets. As of December 31, 2025, the equipment owned or operated by KMT consisted of 1,105 inland tank barges with 24.5 million barrels of capacity, and an average of 266 inland towboats during the fourth quarter of 2025, as well as 28 coastal tank barges with 2.9 million barrels of capacity, 24 coastal tugboats, four offshore dry-bulk cargo barges, three offshore tugboats and one docking tugboat with the following specifications and capacities:

Class of equipment	Number in class	Average age (in years)	Barrel capacities
Inland tank barges (owned and leased):			
Regular double hull:			
20,000 barrels and under	433	19.5	5,257,000
Over 20,000 barrels	672	16.7	19,257,000
Total inland tank barges	1,105	17.8	24,514,000
Inland towboats (owned and chartered):			
800 to 1300 horsepower	24	35.3	
1400 to 1900 horsepower	27	19.0	
2000 to 2400 horsepower	160	14.6	
2500 to 3200 horsepower	38	12.4	
3300 to 4800 horsepower	10	12.4	
Greater than 5000 horsepower	7	19.7	
Total inland towboats	266	16.7	
Coastal tank barges (owned):			
30,000 barrels and under	2	31.0	37,000
50,000 to 70,000 barrels	3	20.3	111,000
80,000 to 90,000 barrels	8	21.9	677,000
100,000 to 110,000 barrels	6	19.5	630,000
120,000 to 150,000 barrels	3	24.0	416,000
Over 150,000 barrels	6	10.0	1,046,000
Total coastal tank barges	28	19.6	2,917,000
Coastal tugboats (owned and chartered):			
3000 to 3900 horsepower	2	23.0	
4000 to 4900 horsepower	6	17.2	
5000 to 6900 horsepower	10	9.8	
Greater than 7000 horsepower	6	15.5	
Total coastal tugboats	24	13.8	
			Deadweight Tonnage
Offshore dry-bulk cargo barges (owned)	2	12.3	37,000
Offshore tugboats and docking tugboat (owned)	3	24.1	

The 266 inland towboats, 24 coastal tugboats, two offshore tugboats and one docking tugboat provide the power source and the 1,105 inland tank barges, 28 coastal tank barges and two offshore dry-bulk cargo barges provide the freight capacity for KMT. When

the power source and freight capacity are combined, the unit is called a tow. The Company's inland tows generally consist of one towboat and from one to up to 25 tank barges, depending upon the horsepower of the towboat, the waterway infrastructure capacity and conditions, and customer requirements. The Company's coastal and offshore tows primarily consist of one tugboat and one tank barge or dry-bulk cargo barge.

Marine Transportation Industry Fundamentals

The United States inland waterway system, composed of a network of interconnected rivers and canals that serve the nation as water highways, is one of the world's most efficient transportation systems. The nation's inland waterways are vital to the United States distribution system, with over one billion short tons of cargo moved annually on United States shallow draft waterways. The inland waterway system extends approximately 26,000 miles, 12,000 miles of which are generally considered significant for domestic commerce, through 38 states, with 635 shallow draft ports. These navigable inland waterways link the United States heartland to the world.

The United States coastal waterway system consists of ports along the Atlantic, Gulf and Pacific coasts, as well as ports in Alaska, Hawaii and on the Great Lakes. Like the inland waterways, the coastal trade is vital to the United States distribution system, particularly the regional distribution of refined petroleum products from refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, power plants and ships. In addition to distribution directly from refineries and storage facilities, coastal tank barges are used frequently to distribute products from pipelines. Many coastal markets receive refined petroleum products principally from coastal tank barges. Smaller volumes of petrochemicals are distributed from Gulf Coast plants to end users whereas black oil, including crude oil and natural gas condensate, is distributed regionally from refineries and terminals along the United States coast to refineries, power plants and distribution terminals.

Based on cost, safety, and level of emissions, barge transportation is often the most efficient and safest means of surface transportation of bulk commodities when compared to railroads and trucks. The cargo capacity of a 27,500 barrel inland tank barge is the equivalent of 46 railroad tank cars or 144 tractor-trailer tank trucks. A typical Company lower Mississippi River linehaul tow of 15 barges has the carrying capacity of approximately 216 railroad tank cars plus six locomotives, or approximately 1,050 tractor-trailer tank trucks. The Company's inland tank barge fleet capacity of 24.5 million barrels equates to approximately 41,000 railroad tank cars or approximately 128,000 tractor-trailer tank trucks. Furthermore, barging is much more energy efficient when compared to other modes of transportation. One ton of bulk product can be carried 675 miles by inland barge on one gallon of fuel on a typical tow, compared to 472 miles by railcar or 151 miles by truck for typical transits. From an emissions perspective, transport by rail and tractor-trailer tank trucks emit approximately 40% and 800%, respectively, more CO_2 per ton mile of cargo transported than by inland tank barge. In the coastal trade, the carrying capacity of a 100,000 barrel tank barge is the equivalent of approximately 165 railroad tank cars or approximately 525 tractor-trailer tank trucks. The Company's coastal tank barge fleet capacity of 2.9 million barrels equates to approximately 4,800 railroad tank cars or approximately 15,300 tractor-trailer tank trucks. Marine transportation generally involves less urban exposure than railroad or truck transportation and operates on a system with fewer crossing junctures and often in areas relatively remote from population centers. These factors generally help to reduce the number of waterway incidents.

Inland Tank Barge Industry

The Company operates within the United States inland tank barge industry, a diverse and independent mixture of approximately 25 large integrated transportation companies and small operators, as well as captive fleets owned by refining and petrochemical companies. The inland tank barge industry provides marine transportation of bulk liquid cargoes for customers and, in the case of captives, for their own account, throughout the Mississippi River and its tributaries and on the Gulf Intracoastal Waterway. The most significant markets in this industry include the transportation of petrochemicals, black oil, refined petroleum products, and agricultural chemicals. The Company operates in each of these markets. The use of marine transportation by the petroleum and petrochemical industry is a major reason for the location of United States refineries and petrochemical facilities on navigable inland waterways. Texas and Louisiana currently account for approximately 80% of the United States production of petrochemicals. Much of the United States farm belt is likewise situated with access to the inland waterway system, relying on marine transportation of farm products, including agricultural chemicals. The Company's principal distribution system encompasses the Gulf Intracoastal Waterway from Brownsville, Texas, to Port St. Joe, Florida, the Mississippi River System and the Houston Ship Channel. The Mississippi River System includes the Arkansas, Illinois, Missouri, Ohio, Red, Tennessee, Yazoo, Ouachita and Black Warrior Rivers and the Tennessee-Tombigbee Waterway.

The number of tank barges that operate on the inland waterways of the United States increased from 2,750 in 2006 to approximately 4,000 by the end of 2019. The increase from 2,750 tank barges in 2006 to approximately 4,000 by the end of 2019 primarily resulted from increased barge construction and deferred retirements due to strong demand and resulting capacity shortages. The number of industry tank barges has remained relatively constant from 2019 through the end of 2025. The Company's 1,105 inland tank barges represent approximately 28% of the industry's approximately 4,004 inland tank barges.

For 2024, the Company estimates that industry-wide 34 new tank barges were placed in service and 38 tank barges were retired. For 2025, the Company estimates that industry-wide 66 new tank barges were placed in service and 65 tank barges were retired. During 2024, the Company's inland barge utilization remained in the low 90% range as strong activity levels were offset by an increase in delay days as compared to 2023. During 2025, the Company's inland barge utilization was in the 90% range as lighter feedstock mix for refinery and chemical customers and fewer barges undergoing maintenance across the industry impacted utilization in the second half of the year. The Company estimates that approximately 60 to 70 new tank barges have currently been ordered for delivery in 2026. Generally, the risk of an oversupply of tank barges may be mitigated by increased petrochemical, black oil and refined petroleum products volumes from increased production from current facilities, plant expansions, the opening of new facilities, and the fact that the inland tank barge industry has approximately 600 tank barges that are 30 years old or older and approximately 350 of those are 40 years old or older, which could lead to retirement of these older tank barges. The average age of the nation's inland tank barge fleet is approximately 18 years.

The Company's inland division of KMT also operates shifting and fleeting facilities for dry cargo barges and tank barges on the Houston Ship Channel, in Freeport and Port Arthur, Texas, and Lake Charles, Louisiana, and a shipyard for building inland towboats and providing routine maintenance on marine vessels near the Houston Ship Channel. The Company also owns a two-thirds interest in Osprey Line, L.L.C. ("Osprey"), a transporter of project cargoes and cargo containers by barge on the United States inland waterway system.

Coastal Tank Barge Industry

The Company also operates in the United States coastal tank barge industry, operating tank barges in the 195,000 barrels or less category. This market is composed of approximately 20 large integrated transportation companies and small operators. The 195,000 barrels or less category coastal tank barge industry primarily provides regional marine transportation distribution of bulk liquid cargoes along the United States' Atlantic, Gulf and Pacific coasts, in Alaska and Hawaii, and to a lesser extent, on the Great Lakes. Products transported are primarily refined petroleum products and black oil from refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, power plants and ships, the regional movement of crude oil and natural gas condensate to Gulf Coast, Northeast and West Coast refineries, and the movement of petrochemicals primarily from Gulf Coast petrochemical facilities to end users.

The number of coastal tank barges that operate in the 195,000 barrels or less category is approximately 260, of which the Company operates 28 or approximately 11%. The average age of the nation's coastal tank barge fleet is approximately 17 years. The Company is aware of no specialized coastal articulated tank barge and tugboat units ("ATB") that were delivered in 2025 and no further ATBs currently under construction. The coastal tank barge fleet has approximately 22 tank barges that are over 25 years old industry-wide, which could lead to retirement of these older tank barges.

Competition in the Tank Barge Industry

The tank barge industry is very competitive. Competition in this business is based on price and reliability, with many of the industry's customers emphasizing enhanced vetting requirements, an increased emphasis on safety, the environment, and high-quality service consistent with the customer's operational standards. Customers also require that their supplier of tank barge services have the ability to handle a variety of requirements, including distribution capabilities throughout the inland waterway system and coastal markets, high levels of flexibility, and an emphasis on safety, environmental and financial responsibility, as well as appropriate insurance coverage.

In the inland markets, the Company's direct competitors are primarily noncaptive inland tank barge operators. "Captive" fleets are owned by refining and petrochemical companies which occasionally compete in the inland tank barge market, but primarily transport cargoes for their own account. The Company is the largest inland tank barge carrier, both in terms of number of barges and total fleet barrel capacity. The Company's inland tank barge fleet has grown from 71 tank barges in 1988 to 1,105 tank barges as of December 31, 2025, or approximately 28% of the estimated total number of domestic inland tank barges.

In the coastal markets, the Company's direct competitors are the operators of United States tank barges in the 195,000 barrels or less category. Coastal tank barges in the 195,000 barrels or less category have the ability to enter the majority of coastal ports. Ocean-going tank barges and United States product tankers in the 300,000 barrels plus category, excluding the fleet of large tankers dedicated to Alaska crude oil transportation, occasionally compete in the 195,000 barrels or less market to move large volumes of refined petroleum products within the Gulf of America with occasional movements from the Gulf Coast to the East Coast, along the West Coast and from Texas and Louisiana to Florida. However, access to United States ports of approximately 45 of these product tankers is limited by terminal size and draft restrictions.

While the Company competes primarily with other tank barge companies, it also competes with companies who operate refined product and petrochemical pipelines, railroad tank cars, and tractor-trailer tank trucks. As noted above, the Company believes that both inland and coastal marine transportation of bulk liquid products enjoy a substantial cost advantage over railroad and truck transportation on a barrel per mile basis. The Company believes that refined product and crude oil pipelines, although often a less expensive form of transportation than inland and coastal tank barges, are not as adaptable to diverse products and are generally limited to fixed point-to-point distribution of commodities in high volumes over extended periods of time.

Products Transported

The Company transports petrochemicals, black oil, refined petroleum products, and agricultural chemicals by tank barge throughout the Mississippi River System, on the Gulf Intracoastal Waterway, and coastwise along all three United States coasts. During 2025, the Company's inland marine transportation operation moved over 55 million tons of liquid cargo on the United States inland waterway system.

Petrochemicals. Bulk liquid petrochemicals transported include such products as benzene, styrene, methanol, acrylonitrile, xylene, naphtha and caustic soda. These products are consumed in the production of paper, fiber and plastics. Pressurized products, including butadiene, isobutane, propylene, butane and propane, all requiring pressurized conditions to remain in stable liquid form, are transported in pressure barges. The transportation of petrochemical products represented 48% of the segment's 2025 revenues. Customers shipping these products are petrochemical and refining companies.

Black Oil. Black oil transported includes such products as residual fuel oil, No. 6 fuel oil, coker feedstock, vacuum gas oil, asphalt, carbon black feedstock, crude oil, natural gas condensate and ship bunkers (engine fuel). Such products represented 26% of the segment's 2025 revenues. Black oil customers are refining companies, marketers, and end users that require the transportation of black oil between refineries and storage terminals, to other refineries and to power plants. Ship bunker customers are oil companies and oil traders in the bunkering business.

Refined Petroleum Products. Refined petroleum products transported include the various blends of finished gasoline, gasoline blendstocks, jet fuel, No. 2 oil, heating oil and diesel fuel, and represented 23% of the segment's 2025 revenues. The Company also classifies ethanol in the refined petroleum products category. Customers are oil and refining companies, marketers and ethanol producers.

Agricultural Chemicals. Agricultural chemicals transported represented 3% of the segment's 2025 revenues. Agricultural chemicals include anhydrous ammonia and nitrogen-based liquid fertilizer, as well as industrial ammonia. Agricultural chemical customers consist mainly of domestic and foreign producers of such products.

Demand Drivers in the Tank Barge Industry

Demand for tank barge transportation services is driven by the production volumes of the bulk liquid commodities. Marine transportation demand for the segment's four primary commodity groups, petrochemicals, black oil, refined petroleum products and agricultural chemicals, is based on differing circumstances. While the demand drivers of each commodity are different, the Company has the flexibility, in certain cases, of reallocating inland equipment and coastal equipment among the petrochemical, refined petroleum products and black oil markets as needed.

Petrochemical products are used in both consumer non-durable and durable goods. Bulk petrochemical volumes have historically tracked the general domestic economy and correlate to the United States Gross Domestic Product. During 2023, the Company's inland barge utilization averaged in the low 90% range as improved activity levels were partially offset by lock closures and several refinery outages. During 2024, the Company's inland barge utilization remained in the low 90% range as strong activity levels were offset by an increase in delay days as compared to 2023. During 2025, the Company's inland barge utilization decreased to the high 80% range as lighter feedstock mix for refinery and chemical customers and fewer barges undergoing maintenance across the industry impacted utilization in the second half of the year. Coastal tank barge utilization for the transportation of petrochemicals averaged in the mid to high 80% range during both 2024 and 2025 due to stable economic conditions.

The demand for black oil, including ship bunkers, varies by type of product transported. Demand for transportation of residual oil, a heavy by-product of refining operations, varies with refinery utilization and usage of feedstocks. During 2023 through 2025, the Company continued to transport crude oil and natural gas condensate produced from the Eagle Ford and Permian Basin shale formations in Texas, both along the Gulf Intracoastal Waterway with inland vessels and in the Gulf of America with coastal equipment, and continued to transport Utica crude oil and natural gas condensate downriver from the Mid-Atlantic to the Gulf Coast, albeit, at reduced levels as some of the product was transported by newly constructed pipelines. During both 2023 and 2024, inland black oil tank barge utilization averaged in the high 90% range. During 2025, inland black oil tank barge utilization averaged in the mid-90% range as lighter feedstock mix for refinery customers impacted utilization in the 2025 third quarter. Coastal black oil tank barge utilization averaged in the high 90% range in both 2024 and 2025 as utilization was supported by a high percentage of term contracts. Inland and coastal asphalt shipments are generally seasonal, with higher volumes shipped during April through November, months when weather allows for efficient road construction.

Refined petroleum product volumes are driven by United States gasoline and diesel fuel consumption, principally vehicle usage, air travel, and weather conditions. Volumes can also be affected by gasoline inventory imbalances within the United States. Generally, gasoline and No. 2 oil are exported from the Gulf Coast where refining capacity exceeds demand. The Midwest is a net importer of such products. Volumes were also driven by diesel fuel transported to terminals along the Gulf Coast for export to South America. Ethanol, produced in the Midwest, is moved from the Midwest to the Gulf Coast. In the coastal trade, tank barges are frequently used regionally to transport refined petroleum products from a coastal refinery or terminals served by pipelines to the end markets. Many coastal areas rely upon access to refined petroleum products by using marine transportation in the distribution chain. During both 2024 and 2025, coastal refined petroleum products tank barge utilization averaged in the high 90% range as activity levels remained stable.

Demand for marine transportation of domestic and imported agricultural fertilizer is seasonal and directly related to domestic nitrogen-based liquid fertilizer consumption, driven by the production of corn, cotton and wheat. During periods of high natural gas prices, the manufacturing of nitrogen-based liquid fertilizer in the United States is curtailed. During these periods, imported products, which normally involve longer barge trips, replace the domestic products to meet Midwest and South Texas demands. Such products are delivered to the numerous small terminals and distributors throughout the United States farm belt.

Marine Transportation Operations

KMT operated a fleet of 1,105 inland tank barges and an average of 266 inland towboats during the 2025 fourth quarter, as well as 28 coastal tank barges and 24 coastal tugboats. The segment also operated two offshore dry-bulk cargo barges, two offshore tugboats and one docking tugboat transporting dry-bulk commodities in United States coastal trade.

Inland Operations. The segment's inland operations are conducted through a wholly owned subsidiary, Kirby Inland Marine, LP ("Kirby Inland Marine"). Kirby Inland Marine's operations consist of the Canal, Linehaul and River fleets, as well as barge fleeting services.

The Canal fleet transports petrochemical feedstocks, processed chemicals, pressurized products, black oil, and refined petroleum products along the Gulf Intracoastal Waterway, the Mississippi River below Baton Rouge, Louisiana, and the Houston Ship Channel. Petrochemical feedstocks and certain pressurized products are transported from one plant to another plant for further processing. Processed chemicals and certain pressurized products are moved to waterfront terminals and chemical plants. Black oil is transported to waterfront terminals and products such as No. 6 fuel oil are transported directly to the end users. Refined petroleum products are transported to waterfront terminals along the Gulf Intracoastal Waterway for distribution.

The Linehaul fleet transports petrochemical feedstocks, chemicals, agricultural chemicals and lube oils along the Gulf Intracoastal Waterway, Mississippi River and the Illinois and Ohio Rivers. Loaded tank barges are staged in the Baton Rouge area from Gulf Coast refineries and petrochemical plants, and are transported from Baton Rouge, Louisiana to waterfront terminals and plants on the Mississippi, Illinois and Ohio Rivers, and along the Gulf Intracoastal Waterway, on regularly scheduled linehaul tows. Tank barges are dropped off and picked up going up and down river.

The River fleet transports petrochemical feedstocks, chemicals, refined petroleum products, agricultural chemicals and black oil along the Mississippi River System above Baton Rouge. The River fleet operates unit tows, where a towboat and generally a dedicated group of barges operate on consecutive voyages between loading and discharge points. Petrochemical feedstocks and processed chemicals are transported to waterfront petrochemical and chemical plants, while black oil, refined petroleum products and agricultural chemicals are transported to waterfront terminals.

The inland transportation of petrochemical feedstocks, chemicals and pressurized products is generally consistent throughout the year. Transportation of refined petroleum products, certain black oil and agricultural chemicals is generally more seasonal. Movements of black oil, such as asphalt, generally increase in the spring through fall months. Movements of refined petroleum products, such as gasoline blends, generally increase during the summer driving season, while heating oil movements generally increase during the winter months. Movements of agricultural chemicals generally increase during the spring and fall planting seasons.

The marine transportation inland operation moves and handles a broad range of sophisticated cargoes. To meet the specific requirements of the cargoes transported, the inland tank barges may be equipped with self-contained heating systems, high-capacity pumps, pressurized tanks, refrigeration units, stainless steel tanks, aluminum tanks or specialty coated tanks. Of the 1,105 inland tank barges currently operated, 851 are petrochemical and refined petroleum products barges, 157 are black oil barges, 87 are pressure barges and 10 are refrigerated anhydrous ammonia barges. Of the 1,105 inland tank barges, 1,073 are owned by the Company and 32 are leased.

The fleet of 266 inland towboats for the 2025 fourth quarter ranges from 800 to 6,100 horsepower. Of the 266 inland towboats, 200 are owned by the Company and 66 are chartered. Towboats in the 800 to 2,100 horsepower classes provide power for barges used by the Canal and Linehaul fleets on the Gulf Intracoastal Waterway and the Houston Ship Channel. Towboats in the 1,400 to 3,200 horsepower classes provide power for both the River and Linehaul fleets on the Gulf Intracoastal Waterway and the Mississippi River

System. Towboats above 3,600 horsepower are typically used on the Mississippi River System to move River fleet unit tows and provide Linehaul fleet towing. Based on the capabilities of the individual towboats used in the Mississippi River System, the tows range in size from 10,000 to 30,000 tons.

Marine transportation services for inland movements are conducted under term contracts, which have contract terms of 12 months or longer, or spot contracts, which have contract terms of less than 12 months, with customers with whom the Company has traditionally had long-standing relationships. Typically, term contracts range from one to five years, some of which have renewal options. During 2023, approximately 60% of inland marine transportation revenues were under term contracts and 40% were under spot contracts. During 2024, approximately 65% of inland marine transportation revenues were under term contracts and 35% were under spot contracts. During 2025, approximately 70% of inland marine transportation revenues were under term contracts and 30% were under spot contracts.

All of the Company's inland tank barges used in the transportation of bulk liquid products are of double hull construction and are capable of controlling vapor emissions during loading and discharging operations in compliance with occupational safety and health regulations and air quality regulations.

The Company has the ability to offer its customers optimized distribution capabilities throughout the Mississippi River System and the Gulf Intracoastal Waterway. Such capabilities offer economies of scale from matching tank barges, towboats, products, and destinations efficiently to meet its customers' requirements.

Through the Company's proprietary vessel management computer system, the Company's barge and towboat fleet is dispatched from a centralized dispatch group. The towboats are equipped with cellular and satellite positioning and communication systems that automatically transmit the location of the towboat to the Company's customer service department. Electronic orders are communicated to vessel personnel with reports of towing activities fed back electronically to the customer service department. The electronic interface between the customer service department and the vessel enables matching of customer needs to barge capabilities, thereby promoting efficient utilization of the tank barge and towboat fleet. The Company's customers are able to access information concerning the movement of their cargoes, including barge locations, through the Company's proprietary electronic customer service portal.

Kirby Inland Marine operates the largest commercial tank barge fleeting service (barge storage facilities) in the United States, operating in numerous ports including Houston, Corpus Christi, Freeport and Orange, Texas; Baton Rouge, Lake Charles and New Orleans, Louisiana; Mobile, Alabama; and Greenville, Mississippi. Included in the fleeting service is a shifting operation and fleeting service for dry cargo barges and tank barges on the Houston Ship Channel, in Freeport and Port Arthur, Texas, and Lake Charles, Louisiana. Kirby Inland Marine provides shifting and fleeting service for its own barges, as well as for customers and third party carriers, transferring barges within the areas noted.

Kirby Inland Marine also provides shore-based barge tankermen to the Company and third parties in the Gulf Coast, mid-Mississippi Valley, and the Ohio River Valley.

San Jac Marine, LLC ("San Jac"), a subsidiary of Kirby Inland Marine, owns and operates a shipyard in Channelview, Texas which builds marine vessels for both inland and coastal applications, and provide maintenance and repair services. Kirby Inland Marine also utilizes San Jac to construct inland towboats and perform routine maintenance and repairs.

The Company owns a two-thirds interest in Osprey, which transports project cargoes and cargo containers by barge on the United States inland waterway system.

Coastal Operations. The segment's coastal operations are conducted through wholly owned subsidiaries, Kirby Offshore Marine, LLC ("Kirby Offshore Marine") and Kirby Ocean Transport Company ("Kirby Ocean Transport").

Kirby Offshore Marine provides marine transportation of refined petroleum products, petrochemicals and black oil in coastal regions of the United States. The coastal operations are conducted along the eastern seaboard, western seaboard and the Gulf Coast. The Company also operates equipment, to a lesser extent, in the Eastern Canadian Provinces. The tank barges are in the 10,000 to 195,000 barrel capacity range and coastal tugboats in the 3,000 to 10,000 horsepower range. Kirby Offshore Marine's vessels call on various coastal ports from Maine to Texas, servicing refineries, storage terminals and power plants. The Company also services refineries and storage terminals from Southern California to Washington State.

The coastal transportation of refined petroleum products and black oil is impacted by seasonality and is partially dependent on the area of operations. Operations along the West Coast of the United States have been subject to more seasonal variations in demand than the operations along the East Coast and Gulf Coast regions of the United States. Movements of refined petroleum products such as various blends of gasoline are strongest during the summer driving season while heating oil generally increases during the winter months.

The coastal fleet consists of 28 tank barges with 2.9 million barrels of capacity, primarily transporting refined petroleum products, black oil and petrochemicals. The Company owns all 28 of the coastal tank barges. Of the 28 coastal tank barges, 20 are refined petroleum products and petrochemical barges and 8 are black oil barges. The Company operates 24 coastal tugboats ranging from 3,000 to 11,000 horsepower, of which 23 are owned by the Company and one is chartered.

Coastal marine transportation services are typically conducted under term contracts, some of which have renewal options, for customers with which the Company has traditionally had long-standing relationships. During 2023, approximately 85% of the coastal marine transportation revenues were under term contracts and 15% were under spot contracts. During 2024, approximately 99% of the coastal marine transportation revenues were under term contracts and 1% were under spot contracts. During 2025, all coastal marine transportation revenues were under term contracts.

Kirby Ocean Transport owns and operates a fleet of two offshore dry-bulk barges, two offshore tugboats and one docking tugboat. Kirby Ocean Transport operates primarily under term contracts of affreightment.

Kirby Ocean Transport is also engaged in the transportation of coal, fertilizer and other bulk cargoes on a spot basis between domestic ports and occasionally the transportation of grain from domestic ports to ports primarily in the Caribbean Basin.

Contracts and Customers

Marine transportation inland and coastal services are conducted under term or spot contracts for customers with whom the Company has traditionally had long-standing relationships. Typically, term contracts range from one to five years, some of which have renewal options. The majority of the marine transportation contracts with its customers, by revenue, are for terms of one year. Most have been customers of KMT for many years and management anticipates continued relationships; however, there is no assurance that any individual contract will be renewed.

The Company enters into agreements with its customers to transport cargo from a designated origin to a designated destination at a set rate (affreightment) or at a daily rate (time charter). The rate may or may not include escalation provisions to recover changes in specific costs such as fuel. Time charter or contracts of affreightment of one year or greater are considered term contract revenues and agreements of less than a year are included in spot contract revenues. Time charters, which help insulate the Company from revenue fluctuations caused by weather and navigational delays and temporary market declines, represented approximately 59% of the marine transportation's inland revenues under term contracts during 2025, 61% during 2024, and 63% during 2023. Spot contracts typically involve an agreement with a customer to move cargo from a specific origin to a designated destination for a rate negotiated at the time the cargo movement takes place. Spot contract rates are at the current "market" rate and are subject to market volatility.

The Company typically maintains a higher mix of term contracts to spot contracts to provide the Company with a reasonably predictable revenue stream while maintaining spot market exposure to take advantage of new business opportunities and customers' peak demands. During 2023, approximately 60% of inland marine transportation revenues were under term contracts and 40% were under spot contracts. During 2024, approximately 65% of inland marine transportation revenues were under term contracts and 35% were under spot contracts. During 2025, approximately 70% of inland marine transportation revenues were under term contracts and 30% were under spot contracts. Coastal time charters represented approximately 90% of the marine transportation's coastal revenues under term contracts in 2023, approximately 98% in 2024 and approximately 100% in 2025.

No single customer of KMT accounted for 10% or more of the Company's revenues in 2025, 2024, or 2023.

DISTRIBUTION AND SERVICES

The Company, through its wholly owned subsidiary Kirby Distribution & Services, Inc. and its wholly owned subsidiaries Kirby Engine Systems LLC, ("Kirby Engine Systems"), Stewart & Stevenson LLC ("S&S"), United Holdings LLC ("United"), and through Kirby Engine Systems' wholly owned subsidiaries Marine Systems, Inc. ("Marine Systems") and Engine Systems, Inc. ("Engine Systems"), serves three markets, commercial and industrial, power generation, and oil and gas. The Company provides equipment, after-market parts and services for power generation systems in applications that include behind the meter power systems and emergency backup systems, after-market and genuine replacement parts and services for engines, transmissions, reduction gears, electric motors, drives, and controls, specialized electrical distribution and controls systems, and related equipment used in power generation, marine, on-highway, oilfield services, and other industrial applications. The Company operations include service mechanics to overhaul and repair engines, transmissions, reduction gears and related equipment used in marine, oilfield services, on-highway and other commercial and industrial applications, as well as rebuilding component parts or entire diesel engines, transmissions and reduction gears, electrical motors, drives, and controls, specialized electrical distribution and control systems, and related equipment. Customers are served through a network of 62 branch locations across 16 states and Colombia, South America. The Company manufactures and remanufactures power generation equipment, including behind the meter power systems and emergency backup systems for data center and other businesses, railcar moving equipment, and oilfield service equipment, including pressure pumping units and electric fracturing systems, for North American as well as for international oilfield service companies, and oil and gas operator and producer markets. The Company also sells engines, transmissions, and power generation systems and rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of commercial and industrial applications.

Effective January 1, 2024, the power generation revenue source within the distribution and services segment has been broken out from the commercial and industrial and oil and gas revenue sources due to the significance of the power generation market to the Company's growth. This change had no net impact on overall Company or segment revenues and has been reflected retrospectively for all periods presented.

For the commercial and industrial market, the Company sells Original Equipment Manufacturers ("OEM") replacement parts and new diesel engines, provides service mechanics and maintains facilities to overhaul and repair diesel engines and ancillary products for marine and on-highway transportation companies, and industrial companies. The Company rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of industrial markets.

For the power generation market, the Company provides engineered products and field services, OEM replacement parts and safety-related products to power generation operators and to the nuclear industry, manufactures engine generator and pump packages for power generation operators and municipalities, offers customized power generation systems for specific commercial and industrial applications including data centers, and rents equipment including generators.

For the oil and gas market, the Company sells OEM replacement parts, sells and services diesel engines, pumps and transmissions, manufactures and remanufactures pressure pumping units, manufactures cementing and pumping equipment, as well as coil tubing and well intervention equipment, electric power generation equipment, and specialized electrical distribution and control equipment. Customers include oilfield service companies and oil and gas operators and producers.

No single customer of KDS accounted for 10% or more of the Company's revenues in 2025, 2024, or 2023. KDS also provides service to KMT, which accounted for approximately 2% of KDS's 2025 and 2024 revenues and 3% of the segment's 2023 revenues. Such revenues are eliminated in consolidation and not included in the table below.

The following table sets forth the revenues for KDS (dollars in thousands):

	Year Ended December 31,					
	2025	**%**	**2024**	**%**	**2023**	**%**
Service and parts	$ 1,190,547	83%	$ 1,081,725	80%	$ 1,071,297	78%
Manufacturing	238,198	17	271,101	20	298,406	22
	$ 1,428,745	100%	$ 1,352,826	100%	$ 1,369,703	100%

Commercial and Industrial Operations

The Company serves the marine, on-highway, power generation, and other commercial and industrial markets primarily in the United States. The commercial and industrial operations represented approximately 46% of the segment's 2025 revenues.

The Company is engaged in the overhaul and repair of medium-speed and high-speed marine diesel engines and reduction gears, line boring, block welding services and related parts sales for customers in the marine industry. Medium-speed diesel engines have an engine speed of 400 to 1,000 revolutions per minute ("RPM") with a horsepower range of 800 to 32,000. High-speed diesel engines have an engine speed of over 1,000 RPM and a horsepower range of 50 to 8,375. The Company services medium-speed and high-speed diesel engines utilized in the inland and offshore barge industries. It also services marine equipment and offshore drilling equipment used in the offshore petroleum exploration and oilfield service industry, marine equipment used in the offshore commercial fishing industry, harbor docking vessels, commercial ferries, vessels owned by the United States government and large pleasure crafts.

The Company has marine repair operations throughout the United States providing in-house and in-field repair capabilities and related parts sales. The Company's emphasis is on service to its customers, and it sends its crews from any of its locations to service customers' equipment anywhere in the world. The medium-speed operations are located in Houma, Louisiana, Chesapeake, Virginia, Paducah, Kentucky, Seattle, Washington, and Tampa, Florida, serving as the authorized distributor for EMD Power Products ("EMD") throughout the United States. The Company is also an authorized distributor for EMD for certain foreign geographic regions including Mexico, Central America, the northern part of South America and the Caribbean islands. The Company is also a distributor and representative for certain Alfa Laval products in the Midwest and on the East Coast, Gulf Coast, and West Coast. All of the marine locations are authorized distributors for Falk Corporation reduction gears and Oil States Industries, Inc. clutches. The Chesapeake, Virginia operation concentrates on East Coast inland and offshore dry-bulk, tank barge and harbor docking operators, and the United States government. The Houma, Louisiana operation concentrates on the inland and offshore barge and oilfield services industries. The Tampa, Florida operation concentrates on Gulf of America offshore dry-bulk, tank barge and harbor docking operators. The Paducah, Kentucky operation concentrates on the inland river towboat and barge operators and the Great Lakes carriers. The Seattle, Washington operation concentrates on the offshore commercial fishing industry, the offshore barge industry, the United States government, and other customers in Alaska, Hawaii and the Pacific Rim.

The high-speed marine operations are located in Houston, Texas, Houma, Baton Rouge, Belle Chasse and New Iberia, Louisiana, Paducah, Kentucky, Mobile, Alabama, Lodi and Thorofare, New Jersey, and several locations in Florida. The Company serves as a factory-authorized marine dealer for Caterpillar diesel engines in multiple states. The Company also operates factory-authorized full service marine distributorships/dealerships for Cummins, Detroit Diesel, John Deere, MTU, and Volvo Penta, and Kohler diesel engines, as well as Falk, Lufkin and Twin Disc marine gears. High-speed diesel engines provide the main propulsion for a significant amount of the United States flagged commercial vessels and large pleasure craft vessels, other marine applications, including engines for power generators and barge pumps.

The Company distributes, sells parts for and services diesel engines and transmissions for on-highway use and provides in-house and in-field service capabilities. The Company is the largest on-highway distributor for Allison Transmission and Detroit Diesel/Daimler Truck North America, providing parts, service and warranty on engines, transmissions and related equipment in Arkansas, Colorado, Florida, Louisiana, New Mexico, New York, Oklahoma, Texas, Wyoming, and the country of Colombia. The Company also provides similar service for off-highway use and additionally has distributor rights for Deutz and Isuzu diesel engines. Off-highway applications are primarily surface and underground mining equipment, including loaders, crawlers, crushers, power screens, pumps, cranes, generators, and haul trucks, as well as equipment rental.

The Company also is engaged in the rental of industrial compressors, high capacity lift trucks, construction equipment and refrigeration trailers. In addition, the Company provides accessory products such as cables, hoses, fuel cells, air dryers, air compressor boosters and ground heaters. Lastly, the Company is a dealer for Thermo King refrigeration systems for trucks, railroad cars and other land transportation markets in Texas and Colorado.

Commercial and Industrial Customers

The results of the distribution and services industry are largely tied to the industrial markets it serves and, therefore, are influenced by the cycles of such markets. The Company's major marine customers include inland and offshore barge operators, oilfield service companies, offshore fishing companies, other marine transportation entities, the United States government and large pleasure crafts. The marine business is linked to the relative health of the inland towboat, offshore and coastal tugboat, harbor docking tugboat, offshore oilfield service, oil and gas drilling, offshore commercial fishing industries, Great Lakes ore vessels, dredging vessels, coastal ferries, United States government vessels and the pleasure craft industry.

The Company's on-highway customers are long-haul and short-haul trucking companies, commercial and industrial companies with truck fleets, buses owned by municipalities and private companies. Off-highway companies include surface and underground mining operations with a large variety of equipment.

Commercial and Industrial Competitive Conditions

The Company's primary marine competitors are independent distribution and services companies and other factory-authorized distributors, authorized service centers and authorized marine dealers. Certain operators of diesel powered marine equipment also elect to maintain in-house service capabilities. While price is a major determinant in the competitive process, reputation, consistent quality, expeditious service, experienced personnel, access to parts inventories and market presence are also significant factors. A substantial portion of the Company's business is obtained by competitive bids. However, the Company has entered into service agreements with certain operators of diesel powered marine equipment, providing one source of support and service for all of their requirements at pre-negotiated prices.

The Company is one of a limited number of authorized resellers of EMD, Caterpillar, Cummins, Detroit Diesel, John Deere, MTU and Volvo Penta parts. The Company is also the marine distributor for Falk and Lufkin reduction gears throughout the United States.

Power Generation Operations

The Company is engaged in the manufacturing, installation and servicing of new power generation units, and also provides standby and rental backup power generation units. The power generation operations represented approximately 43% of the segment's 2025 revenues. The Company is engaged in the overhaul and repair of natural gas and diesel engines and generators, and related parts sales for power generation customers. The Company is also engaged in the sale and distribution of engine parts, engine modifications, generator modifications, controls, governors and generator packages to the nuclear industry. The Company services users of engines that provide emergency standby, peak and base load power generation. The Company services dual fuel, natural gas, and diesel engines. The Company also sells power generation systems that are customized for specific applications and the rental of power generation systems.

The Company has power generation operations throughout the United States providing in-house and in-field repair capabilities and products for power generation applications. Through its Rocky Mount, North Carolina operation, the Company serves as the exclusive worldwide distributor of EMD products to the nuclear industry, the worldwide distributor for Woodward, Inc. products to the nuclear industry, the worldwide distributor of Cooper Machinery Services ("Cooper") products to the nuclear industry and owns the assets and technology necessary to support the Nordberg medium-speed diesel engines used in nuclear applications. In addition, the Rocky Mount operation is an exclusive distributor for Norlake Manufacturing Company transformer products to the nuclear industry, an exclusive distributor of Hannon Company generator and motor products to the nuclear industry, and a non-exclusive distributor of analog Weschler Instruments metering products and an exclusive distributor of digital Weschler metering products to the nuclear industry. The Company is also a non-exclusive distributor of Ingersoll Rand air start equipment to the nuclear industry worldwide.

The Company sells pre-packaged and fabricated power generation systems for emergency, standby and auxiliary power applications. The Company also offers rental generator systems from 50 to 2,000 kilowatts of power to a broad range of customers.

Power Generation Customers

The Company's power generation customers are domestic utilities and the worldwide nuclear power industry, municipalities, universities, medical facilities, data centers, petrochemical plants, manufacturing facilities, shopping malls, office complexes, residential, oil and gas operators, prime power, and other industrial users.

Power Generation Competitive Conditions

The Company's primary power generation competitors are other independent power generation and prime power service companies and manufacturers. While price is a major determinant in the competitive process, reputation, consistent quality, expeditious service, experienced personnel, access to parts inventories and market presence are also significant factors. A substantial portion of the Company's business is obtained by competitive bids.

As noted above, the Company is the exclusive worldwide distributor of EMD, Cooper, Woodward, Nordberg, Norlake and Hannon parts for the nuclear industry, and non-exclusive distributor of Weschler parts and Ingersoll Rand air start equipment for the nuclear industry. Specific regulations relating to equipment used in nuclear power generation require extensive testing and certification of replacement parts. OEM parts need to be properly tested and certified for nuclear applications.

Oil and Gas Operations

The Company is engaged in the distribution and service of high-speed diesel engines, pumps and transmissions, and the manufacture and remanufacture of oilfield service equipment. The oil and gas operations represented approximately 11% of the segment's 2025 revenues. The Company offers custom fabricated oilfield service equipment that is fully tested and field ready. The Company manufactures and remanufactures oilfield service equipment, including pressure pumping units, nitrogen pumping units, cementers, hydration equipment, mud pumps and blenders, coil tubing, and well intervention equipment. The Company sells OEM replacement parts, and sells and services diesel engines, electric drives, motors and controls, pumps and transmissions, and offers in-house and in-field service capabilities. The Company is the largest off-highway distributor for Allison Transmission and a major distributor for MTU in North America.

The Company's manufacturing and remanufacturing facilities and service facilities are based in Houston, Texas and Oklahoma City, Oklahoma, both key oil and gas producing regions.

Oil and Gas Customers

The Company's major oil and gas customers include large and mid-cap oilfield service providers, oil and gas operators and producers. The Company has long standing relationships with most of its customers. Since the oil and gas business is linked to the oilfield services industry, and oil and gas operators and producers, there is no assurance that its present gross revenues can be maintained in the future. The results of the Company's oil and gas distribution and services operations are largely tied to the industrial markets it serves and, therefore, are influenced by the cycles of such markets.

Oil and Gas Competitive Conditions

The Company's primary competitors in the oil and gas market are other oilfield equipment manufacturers and remanufacturers, and equipment service companies. While price is a major determinant in the competitive process, equipment availability, reputation, consistent quality, expeditious service, experienced personnel, access to parts inventories and market presence are also significant factors. A substantial portion of the Company's business is obtained by competitive bids.

Governmental Regulations

General. The Company's operations, products, and services are subject to various government regulations, which vary based upon its operations across and within its business segments.

In KMT, the Company's marine transportation operations are subject to regulation by the United States Coast Guard ("USCG"), federal laws, state laws, the laws of other countries when operating in their waters, and certain international conventions. The agencies establish safety requirements and standards and are authorized to investigate incidents.

Most of the Company's tank barges are inspected by the USCG and carry certificates of inspection. The Company's inland and coastal towing vessels and coastal dry-bulk barges are also subject to USCG regulations. The USCG has enacted safety regulations governing the inspection, standards, and safety management systems of towing vessels. The regulations also create many new requirements for design, construction, equipment, and operation of towing vessels. The USCG regulations supersede the jurisdiction of the United States Occupational Safety and Health Administration ("OSHA") and any state regulations on vessel design, construction, alteration, repair, maintenance, operation, equipping, personnel qualifications and manning. The regulations requiring towing vessels to obtain a certificate of inspection became effective for existing towing vessels on July 20, 2018. Other portions of the regulations were phased in following the July 20, 2018 effective date through July 19, 2022, by which time the Company was in full compliance.

All of the Company's coastal tugboats and coastal tank and dry-bulk barges are built to American Bureau of Shipping ("ABS") classification standards and/or statutory requirements issued by the USCG, and are inspected periodically by ABS and/or the USCG to maintain the vessels in class and compliant with all U.S. statutory requirements, as applicable to the vessel. The crews employed by the Company aboard inland and coastal vessels, including captains, pilots, engineers, tankermen and ordinary seamen, are licensed by the USCG.

The Company is required by various governmental agencies to obtain licenses, certificates and permits for its vessels depending upon such factors as the cargo transported, the waters in which the vessels operate and other factors. The Company believes that its vessels have obtained and can maintain all required licenses, certificates and permits required by such governmental agencies for the foreseeable future. The Company's failure to maintain these authorizations could adversely impact its operations.

The Company believes that additional security and environmental related regulations relating to contingency planning requirements could be imposed on the marine industry. Generally, the Company believes it is currently operating to standards at least equal to anticipated additional regulations.

When the Company does operate in foreign jurisdictions, it is subject to the legal and regulatory requirements of those jurisdictions in addition to those generally applicable to the Company's domestic operations. This is primarily applicable to the coastal business of the KMT segment and Colombia branches in the KDS segment. Further, to the extent the Company does business with foreign counterparties, it is subject to additional rules and regulations, in particular, with regard to import and export compliance and the Foreign Corrupt Practices Act ("FCPA"), or similar local applicable anti-bribery laws. The Company provides anti-corruption training to all of its employees.

Jones Act. The Jones Act is a federal cabotage law that restricts domestic marine transportation in the United States to vessels built and registered in the United States and manned, owned and operated by United States citizens. For a corporation to qualify as a United States citizen for the purpose of domestic trade, it has to be 75% owned and controlled by United States citizens within the meaning of the Jones Act. The Company monitors its citizenship status and meets the requirements of the Jones Act for its owned and operated vessels.

Compliance with United States ownership requirements of the Jones Act is important to the operations of the Company, and a violation of the Jones Act could have a material negative effect on the Company and its vessels' ability to operate. The Company monitors the citizenship of its employees and stockholders and complies with United States build requirements.

User Taxes. Federal legislation requires that inland marine transportation companies pay a user tax based on propulsion fuel used by vessels engaged in trade along the inland waterways that are maintained by the United States Army Corps of Engineers. Such user taxes are intended to defray the costs associated with replacing major components of the inland waterway system, such as locks and dams. A significant portion of the inland waterways on which the Company's vessels operate is maintained by the Army Corps of Engineers.

The Company presently pays a federal fuel user tax of 29.1 cents per gallon consisting of a 0.1 cent per gallon leaking underground storage tank tax and 29 cents per gallon waterways user tax.

Security Requirements. The Maritime Transportation Security Act of 2002 requires, among other things, submission to and approval by the USCG of vessel and waterfront facility security plans ("VSP" and "FSP", respectively). The Company maintains approved VSPs and FSPs and is operating in compliance with the plans for all of its vessels and facilities that are subject to the requirements.

Environmental Regulations

The Company's operations are affected by various regulations and legislation enacted for protection of the environment by the United States government, as well as many coastal and inland waterway states and international jurisdictions to the extent that the Company's vessels transit in international waters or the Company operates in such jurisdictions. Government regulations require the Company to obtain permits, licenses and certificates for the operation of its vessels and its facilities in both KMT and KDS. Failure to maintain necessary permits or approvals could require the Company to incur costs or temporarily suspend operation of one or more of its vessels or other facilities. Violations of applicable federal, state or local laws may result in civil and criminal penalties, fines, or other sanctions.

Water Pollution Regulations. The Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977 ("Clean Water Act"), the Comprehensive Environmental Response, Compensation and Liability Act of 1981 ("CERCLA") and the Oil Pollution Act of 1990 ("OPA") impose strict prohibitions against the discharge of oil and its derivatives or hazardous substances into the navigable waters of the United States or to the environment. These acts impose civil and criminal penalties for any prohibited discharges and impose substantial strict liability for cleanup of these discharges and any associated damages. Certain states also have water pollution laws that prohibit discharges into waters that traverse the state or adjoin the state, and impose civil and criminal penalties and liabilities similar in nature to those imposed under federal laws.

The OPA and various state laws of similar intent substantially increased over historic levels the statutory liability of owners and operators of vessels for oil spills, both in terms of limit of liability and scope of damages.

The Company manages its exposure to losses from potential discharges of pollutants through the use of well-maintained and equipped vessels, through safety, training and environmental programs, and through the Company's insurance program. There can be no assurance, however, that any new regulations or requirements or any discharge of pollutants by the Company will not have an adverse effect on the Company.

Clean Water Act. The Clean Water Act establishes the National Pollutant Discharge Elimination System ("NPDES") permitting program which regulates discharges into navigable waters of the United States. The United States Environmental Protection Agency ("EPA") regulates the discharge of ballast water and other substances in United States waters under the Clean Water Act. Pursuant to the NPDES program, effective February 6, 2009, the EPA issued regulations requiring vessels 79 feet in length or longer to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of the vessels. The EPA regulations also imposed technology and water quality based effluent limits for certain types of discharges and established specific inspection, monitoring, recordkeeping and reporting requirements for vessels to ensure effluent limitations are met. The Vessel Incidental Discharge Act ("VIDA"), signed into law on December 4, 2018, established a new framework for the regulation of vessel incidental discharges under the Clean Water Act. VIDA requires the EPA to develop national performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA's promulgation of standards. Under VIDA, all provisions of the Vessel General Permit which became effective December 19, 2013, remain in force and effect until the USCG regulations are finalized. The Company maintains Vessel General Permits and has established recordkeeping and reporting procedures in compliance with the EPA's interim requirements.

The USCG adopted regulations on ballast water management treatment systems establishing a standard for the allowable concentration of living organisms in certain vessel ballast water discharged in waters of the United States under the National Invasive Species Act. The regulations include requirements for the installation of engineering equipment to treat ballast water by establishing an approval process for ballast water management systems ("BWMS"). The BWMS implementation was suspended until December 2016 at which time the USCG approved manufacturers' systems that met the regulatory discharge standard equivalent to the International Maritime Organization's D-2 standard. The phase-in schedule for those existing vessels requiring a system to install a BWMS is dependent on vessel build date, ballast water capacity, and drydock schedule. Compliance with the ballast water treatment regulations requires the installation of equipment on some of the Company's vessels to treat ballast water before it is discharged. The installation of BWMS equipment has required and continues to require significant capital expenditures in accordance with the compliance schedule established by the USCG in 33 CFR 151 to complete the installation of the approved system on those existing vessels that require a system in order to comply with the BWMS regulations. During 2024, the Company completed installation of an approved BWMS on the last such barge currently in its fleet.

Financial Responsibility Requirement. Commencing with the Federal Water Pollution Control Act of 1972, as amended, vessels over 300 gross tons operating in the Exclusive Economic Zone of the United States have been required to maintain evidence of financial ability to satisfy statutory liabilities for oil and hazardous substance water pollution. This evidence is in the form of a Certificate of Financial Responsibility ("COFR") issued by the USCG. The majority of the Company's tank barges are subject to this COFR requirement, and the Company has fully complied with this requirement since its inception. The States of Alaska, California, and Washington have implemented state financial responsibility requirements, and each of them now require a COFR, but the requirement for Washington is satisfied through the Company's insurance program. The Company does not foresee any current or future difficulty in maintaining the COFR certificates or meeting financial responsibility requirements under current federal or state rules.

Clean Air Regulations. The Federal Clean Air Act of 1979 ("CAA") requires states to draft State Implementation Plans ("SIPs") under the National Ambient Air Quality Standards designed to reduce atmospheric pollution for six common air pollutants to levels mandated by this act. The EPA designates areas in the United States as meeting or not meeting the standards. Several SIPs implement the regulation of barge loading and discharging emissions at waterfront facilities as a measure to meet the CAA standard. The implementation of these regulations requires a reduction of hydrocarbon emissions released into the atmosphere during the loading of most petroleum products and the degassing and cleaning of barges for maintenance or change of cargo. These regulations require vessel operators that operate in states with areas of nonattainment of air quality standards under the CAA to install vapor control equipment on their barges. The Company expects that future emission regulations will be developed and will apply this same technology to many chemicals that are handled by barge. Most of the Company's barges engaged in the transportation of petrochemicals, chemicals and refined petroleum products are already equipped with vapor control systems. KDS, particularly in its oil and gas equipment service and manufacturing and the power generation businesses, must closely adhere to federal regulatory requirements relating to emissions for stationary and non-road engines. Although a risk exists that new regulations could require significant capital expenditures by the Company and otherwise increase the Company's costs, the Company believes that, based upon the regulations that have been proposed thus far, no material capital expenditures beyond those currently contemplated by the Company and no material increase in costs are likely to be required.

In addition, the Company is subject to environmental laws and regulations that establish engine emission standards under the CAA that permits California to establish new engine emission standards and requirements for commercial harbor crafts operating in the state, subject to EPA authorization. The California Air Resources Board ("CARB") has adopted amendments to its Commercial Harbor Craft rules, and in January 2025 the EPA granted partial authorization for those amendments. Industry groups have filed petitions for judicial review challenging EPA's January 2025 authorization of CARB's Commercial Harbor Craft regulations. To the extent that the authorized portion of the regulations survive legal challenges and become effective, and the Company is unable to obtain extensions or other relief on applicable vessels that are utilized in California waters now or in the future, the Company may not be permitted to utilize those vessels in California waters without performing major modifications. At this time, the Company does not believe such impact will be material to its business, but to the extent such rules may apply to other vessels in the Company's fleet or other states adopt similar measures, it could result in increased compliance costs, additional operating restrictions or changes in demand for the Company's services, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Contingency Plan Requirement. The OPA and several state statutes of similar intent require the majority of the vessels and terminals operated by the Company to maintain approved oil spill contingency plans as a condition of operation. The Company has approved plans that comply with these requirements. The OPA also requires development of regulations for hazardous substance spill contingency plans. The USCG has not yet promulgated these regulations; however, the Company anticipates that they will not be more difficult to comply with than the oil spill plans.

Occupational Health Regulations. The Company's inspected vessel operations are primarily regulated by the USCG for occupational health standards. Uninspected vessel operations, the Company's shore-based personnel, and employees in the Company's KDS segment are subject to OSHA regulations. The Company believes that it is in compliance with the provisions of the regulations that have been adopted and does not believe that the adoption of any further regulations will impose additional material requirements on the Company. There can be no assurance, however, that claims will not be made against the Company for work related illness or injury, or that the further adoption of health regulations will not adversely affect the Company.

Insurance. The Company's marine transportation operations are subject to the hazards associated with operating vessels carrying large volumes of bulk cargo in a marine environment. These hazards include the risk of loss of or damage to the Company's vessels, damage to third parties as a result of collision, fire or explosion, adverse weather conditions, loss or contamination of cargo, personal injury of employees and third parties, and pollution and other environmental damages. The Company maintains hull, liability, general liability, workers compensation and pollution liability insurance coverage against these hazards. The Company also maintains insurance to address certain liabilities arising from KDS operating activities. For shipyard operations, the Company has ship repairer's liability and builder's risk insurance. The Company uses a Texas domiciled wholly owned insurance subsidiary, Adaptive KRM, LLC, to provide cost effective risk transfer options to insure certain exposures of the Company and certain of its subsidiaries in KMT and KDS.

Environmental Protection. The Company utilizes several programs to further its commitment to environmental responsibility in its operations. Environmental compliance audits, performed with internal and external resources, are performed regularly on the Company's operations. Additionally, the Company employs third party expertise to conduct safety performance, safety management system, and environmental audits on its barge cleaning and shipyard vendors. The Company participates in the American Waterways Operators Responsible Carrier program, which drives continuous improvement towards reducing the barge industry's impact on the environment. It is also a member of the Blue Sky Maritime Coalition and other organizations focused on reducing greenhouse gas emissions.

Safety. The Company manages its exposure to the hazards associated with its business through safety, training and preventive maintenance efforts. The Company emphasizes its safety commitment through programs oriented toward extensive monitoring of safety performance for the purpose of identifying trends and initiating corrective action, and for continuously improving employee safety behavior and performance.

Training. The Company believes that among the major elements of a successful and productive workforce are effective training programs. The Company also believes that training in the proper performance of a job enhances both the safety and quality of the service provided. New technology, regulatory compliance, personnel safety, quality and environmental concerns create additional demands for training. Refer to Human Capital below for further discussion regarding training programs the Company has developed and instituted.

Quality. Kirby Inland Marine has made a substantial commitment to the implementation, maintenance, and improvement of quality assurance systems. Kirby Offshore Marine is certified under ABS ISM standards. These Quality Assurance Systems and certification have enabled both shore and vessel personnel to effectively manage the changes which occur in the working environment, as well as enhancing the Company's safety and environmental performance.

Human Capital

Employment. The Company has approximately 5,233 employees, the large majority of whom are in the United States. The large majority of non-vessel employees work full-time. Vessel employees work varying schedules according to their assignments. The Company has approximately 107 general corporate employees. The Company supports its employees by providing competitive pay and benefits, training, and a respectful and inclusive culture.

KMT has approximately 3,054 employees, of which approximately 2,337 are vessel crew members. None of the segment's inland operations are subject to collective bargaining agreements. The segment's coastal operations include approximately 436 vessel employees, many of which are subject to collective bargaining agreements in certain geographic areas. Approximately 214 Kirby Offshore Marine vessel crew members are subject to a collective bargaining agreement with the Richmond Terrace Bargaining Unit in effect through August 31, 2026. In addition, approximately 125 vessel crew members of Penn Maritime Inc., a wholly owned subsidiary of Kirby Offshore Marine, are represented by the Seafarers International Union under a collective bargaining agreement in effect through April 30, 2027.

KDS has approximately 2,072 employees. None of the United Holdings and Kirby Engine Systems operations are subject to collective bargaining agreements. Approximately 48 S&S employees in New Jersey are subject to a collective bargaining agreement with the Local 15C, International Union of Operating Engineers, AFL-CIO that expires in October 2028. The remaining S&S employees are not subject to collective bargaining agreements.

Training and Development. The Company strives to provide its employees with a rewarding work environment, including the opportunity for success and an opportunity for personal and professional development. The development of its people is a key factor in the Company's employee retention and satisfaction. Its technical and skill training has always been a differentiator and has facilitated the recruitment of new trainees.

For the marine business, the Company's training facility includes state-of-the-art equipment and instruction aids, including a full bridge wheelhouse simulator, a working towboat, two tank barges, and a tank barge simulator for tankermen training. During 2025, approximately 2,017 certificates were issued for the completion of courses at the training facility, of which approximately 582 were USCG approved classes and the balance were employee development and Company required classes, including leadership, communication, and navigation courses. The Company uses the Seaman's Church Institute as an additional training resource for its wheelhouse crewmembers. The marine segment provides a clear career progression for vessel personnel from entry level deckhand to captain and regularly reviews promotions from one level to another.

In KDS, the Company operates regional training centers providing instructor-led, skill-based training classes to certify its technicians to work on diesel engines, transmissions, and power generation equipment. KDS has multiple career progressions within its numerous businesses, and offers an apprentice program at various locations for technical roles.

The Company's leadership and managerial training includes an online training curriculum that is available to both supervisory employees and those employees that aspire to move into such roles in the future. It includes a series of classes focused on management essentials which provide in-depth education in specific subjects such as leadership, strategic thinking, coaching and people development, decision making, problem solving, and communication.

In addition, the Company facilitates many training courses that cover a range of topics that enhance specific skill sets, increase productivity, and educate employees about safety and team morale across both business segments. Training classes include environmental, health, and safety classes, compliance, leadership, and general business skills related courses. Compliance topics include anti-corruption and human rights training, cybersecurity awareness, business ethics, compliance, and promoting a respectful culture.

Core Values. Through its core values, the Company promotes a culture of respect, knowledge and teamwork which contributes to a strong workforce that meets its customer's expectations and business objectives. The Company works diligently to attract the best talent from a broad range of resources to meet the current and future demands of its business. The Company has established relationships with high schools, trade schools, world-class universities, professional associations and industry groups to proactively attract talent.

Succession Planning. Succession planning is a key responsibility of the CEO and the Chief Human Resources Officer and is a critical annual process for the Company's senior management and its Board. Senior management reviews their succession plans regularly throughout the year and provides the Board an in-depth review on an annual basis. This process looks at qualifications, performance, time in role, readiness to advance, and required development. The Board engages with many of these individuals through presentations on a variety of projects and subjects. The development initiatives for those identified in the succession plan may comprise post graduate work, targeted development around strengthening a needed competency, or additional industry exposure.

Culture, Engagement, and Social Responsibility. The Company recognizes the importance of employee engagement and has implemented a regular process of surveying its employees to obtain their feedback on both what is working well and areas of improvement. One of the main take-aways from the latest survey was 90% of employees surveyed agree that Kirby is committed to Employee Safety. In addition, employees believe the Company operates with strong values, has a strong safety culture, and would recommend working for the Company to others.

The Company provides its employees with a rewarding work environment, which includes access to resources for personal and professional development. The Company often participates in community organizations, service projects and matches employee charitable contributions. Through the Kirby Disaster Relief Fund, the Company supports employees in need following natural disasters and other qualified hardships. The Company provides employees with tuition reimbursement and college scholarships for the children of non-executive employees. In addition to standard health and welfare benefits, the Company offers wellness incentives and initiatives that encourages employees to receive an annual wellness checkup and age appropriate exams.

Information about the Company's Executive Officers

The executive officers of the Company are as follows:

Name	Age	Positions and Offices
David W. Grzebinski	64	Chief Executive Officer
Christian G. O'Neil	53	President and Chief Operating Officer
Raj Kumar	53	Executive Vice President and Chief Financial Officer
Amy D. Husted	57	Executive Vice President, General Counsel and Secretary
Ronald A. Dragg	62	Vice President, Controller and Assistant Secretary
Matthew P. Kerin	45	Vice President – Investor Relations and Treasurer
Jennifer N. McCauley	62	Chief Human Resources Officer
Scott P. Miller	47	Vice President and Chief Information Officer
William M. Woodruff	65	Vice President – Public and Governmental Affairs

No family relationship exists among the executive officers or among the executive officers and the directors. Officers are elected to hold office until the annual meeting of directors, which immediately follows the annual meeting of stockholders, or until their respective successors are elected and have qualified.

David W. Grzebinski is a Chartered Financial Analyst and holds a Master of Business Administration degree from Tulane University and a degree in chemical engineering from the University of South Florida. He has served as Chief Executive Officer since April 2024. He served as President and Chief Executive Officer from April 2014 to April 2024. He served as President and Chief Operating Officer from January 2014 to April 2014 and as Chief Financial Officer from March 2010 to April 2014. He served as Chairman of Kirby Offshore Marine from February 2012 to April 2013 and served as Executive Vice President from March 2010 to January 2014. Prior to joining the Company in February 2010, he served in various operational and financial positions since 1988 with FMC Technologies Inc. ("FMC"), including Controller, Energy Services, Treasurer, and Director of Global SAP and Industry Relations. Prior to joining FMC, he was employed by Dow Chemical Company in manufacturing, engineering and financial roles.

Christian G. O'Neil holds a Master of Business Administration degree from Rice University, a doctorate of jurisprudence from Tulane University and a bachelor of arts degree from Southern Methodist University. He has served as President and Chief Operating Officer since April 2024, as President of Kirby Inland Marine and Kirby Offshore Marine since January 2018, as President of San Jac Marine, LLC since October 2018, and President of Kirby Offshore Wind, LLC since March 2021. He served as Executive Vice President and Chief Operating Officer of Kirby Inland Marine and Kirby Offshore Marine from May 2016 to January 2018. He also served as Executive Vice President – Commercial Operations of Kirby Inland Marine and Kirby Offshore Marine from April 2014 to May 2016, Vice President – Human Resources of the Company from May 2012 to April 2014, Vice President – Sales for Kirby Inland Marine from 2009 to 2012 and President of Osprey from 2006 through 2008. He has also served in various sales and business development roles at the Company and Osprey. Prior to joining the Company, he served as Sales Manager and Fleet Manager at Hollywood Marine, Inc. ("Hollywood Marine") after joining Hollywood Marine in 1997 which was subsequently merged into the predecessor of Kirby Inland Marine.

Raj Kumar is a member of CPA Australia and holds a Master of Business Administration degree from Columbia University in New York City and a Bachelor of Business in Accounting degree from Deakin University in Australia. He has served as Executive Vice President and Chief Financial Officer since November 2021. Prior to joining the Company, Mr. Kumar served as Vice President and Chief Financial Officer of Dril-Quip, Inc. from 2020 to 2021, Vice President and Chief Accounting Officer from 2019 to 2020, and Vice President and Treasurer from 2017 to 2019. Prior to joining Dril-Quip, he served as Vice President Finance at Frank's International from 2015 to 2017. Prior to that, he served as a segment controller at LyondellBasell and in Division CFO, treasury, strategic planning and corporate development positions at FMC and Dell Inc.

Amy D. Husted holds a doctorate of jurisprudence from South Texas College of Law and a Bachelor of Science degree in political science from the University of Houston. She has served the Company as Executive Vice President, General Counsel and Secretary since July 2024. She also served as Vice President, General Counsel and Secretary from April 2019 to July 2024, Vice President and General Counsel from January 2017 to April 2019, Vice President – Legal from January 2008 to January 2017 and Corporate Counsel from November 1999 through December 2007. Prior to joining the Company, she served as Corporate Counsel of Hollywood Marine from 1996 to 1999 after joining Hollywood Marine in 1994.

Ronald A. Dragg is a Certified Public Accountant and holds a Master of Science in Accountancy degree from the University of Houston and a degree in finance from Texas A&M University. He has served the Company as Vice President, Controller and Assistant Secretary since April 2014. He also served as Vice President and Controller from January 2007 to April 2014, as Controller from November 2002 to January 2007, Controller – Financial Reporting from January 1999 to October 2002, and Assistant Controller –

Financial Reporting from October 1996 to December 1998. Prior to joining the Company, he was employed by Baker Hughes Incorporated.

Matthew P. "Matt" Kerin holds a Master of Business Administration degree with a concentration in Finance and Energy from Rice University, a Master of Science degree in Finance from Texas A&M University, and a Bachelor of Business Administration degree in Accounting from Texas A&M University. He has served as Vice President, Investor Relations & Treasurer since February 2026. Prior to joining the Company, he served as Vice President, Finance & Treasurer for Coterra Energy (and its predecessor, Cabot Oil & Gas) from 2019 to 2024. He previously held multiple leadership roles at Cabot Oil & Gas, including Vice President & Treasurer and Manager, Finance and Investor Relations. Earlier in his career, Mr. Kerin held finance and accounting positions across several industries, including investment banking with JP Morgan.

Jennifer N. "Jenny" McCauley holds a Master of Science in Human Development from the University of Texas at Dallas and Bachelor of Arts degree from Saint Mary's College. She has served the Company as Chief Human Resources Officer since February 2025. Prior to joining the Company, she was a full-time consultant where she provided strategic planning and executive and leadership advisory support to a variety of clients. Prior to that, she served as Senior Vice President – Administration with Southwestern Energy Company ("Southwestern") and was responsible for Human Resources, Supply Chain, Support Services, Real Estate, and Information Technology. Prior to joining Southwestern, she served in various roles in human resources for JP Morgan Chase, Aramark, and Hilton Hotels.

Scott P. Miller holds a Bachelor of Science in Management of Information Systems from Louisiana State University and a Master of Business Administration degree from the University of Houston. He has served as Vice President and Chief Information Officer since April 2019. Prior to joining the Company, he was employed by Key Energy Services, Inc. from May 2006 to March 2019, serving in various senior leadership roles including Managing Director of Strategy, Vice President and Chief Information Officer from March 2013 to December 2015 and as Senior Vice President, Operations Services and Chief Administrative Officer from January 2016 to March 2019.

William M. Woodruff holds a doctorate of jurisprudence from the University of Houston Law Center and a bachelor of science degree from Texas A&M University. He has served as Vice President – Public and Governmental Affairs since October 2017. He served as Director – Public & Government Affairs from 2014 to October 2017 after joining the Company as Director – Government Affairs in 2004. Prior to joining the Company, he was a maritime lawyer in private practice and Vice President and General Counsel of Coastal Towing, Inc.

Item 1A. *Risk Factors*

In addition to the other information set forth elsewhere in this annual report, the following risk factors should be considered carefully when evaluating the Company, as its businesses, results of operations, or financial condition could be materially adversely affected by any of these risks. The following discussion does not attempt to cover factors, such as trends in the United States and global economies or the level of interest rates, among others, that are likely to affect most businesses.

Marine Transportation Segment Risk Factors

The Inland Waterway infrastructure is aging and may result in increased costs and disruptions to KMT. Maintenance of the United States inland waterway system is vital to the Company's operations. The system is composed of over 12,000 miles of commercially navigable waterway, supported by over 240 locks and dams designed to provide flood control, maintain pool levels of water in certain areas of the country and facilitate navigation on the inland river system. The United States inland waterway infrastructure is aging, with more than half of the locks over 50 years old. As a result, due to the age of the locks, scheduled and unscheduled maintenance outages may be more frequent in nature, resulting in delays and additional operating expenses. Currently, 35% of the cost of new construction and major rehabilitation of locks and dams is paid by marine transportation companies through a 29 cent per gallon waterway user tax and the remaining 65% of waterway infrastructure and improvement is paid from general federal tax revenues. Failure of the federal government to adequately fund infrastructure maintenance and improvements in the future would have a negative impact on the Company's ability to deliver products for its customers on a timely basis. In addition, any additional user taxes that may be imposed in the future to fund infrastructure improvements would increase the Company's operating expenses.

The Company could be adversely impacted by a marine accident or spill event. A marine accident or spill event could close a portion of the inland waterway system or a coastal area of the United States for an extended period of time. Although statistically marine transportation is the safest means of surface transportation of bulk commodities, accidents do occur, both involving Company equipment and equipment owned by other marine operators.

The Company transports a wide variety of petrochemicals, black oil, refined petroleum products and agricultural chemicals throughout the Mississippi River System, on the Gulf Intracoastal Waterway, and coastwise along all three United States coasts. The Company manages its exposure to losses from potential unauthorized discharges of pollutants through the use of well-maintained and equipped tank barges and towing vessels, through safety, training and environmental programs, and through the Company's insurance program, but a discharge of pollutants by the Company could have an adverse effect on the Company. Risks may arise for which the Company may not be insured. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material, and certain policies impose limitations on coverage. Existing insurance coverage may not be able to be renewed at commercially reasonable rates or coverage capacity for certain risks may not be available or adequate to cover future claims. If a loss occurs that is partially or completely uninsured, or the carrier is unable or unwilling to cover the claim, the Company could be exposed to liability.

KMT is dependent on its ability to adequately crew its towing vessels. The Company's vessels are crewed with employees who are licensed or certified by the USCG, including its captains, pilots, engineers and tankermen. The success of KMT is dependent on the Company's ability to adequately crew its vessels. As a result, the Company invests significant resources in training its crews and providing crew members an opportunity to advance from a deckhand to the captain of a Company towboat or tugboat. Inland crew members generally work rotations such as 20 days on, 10 days off rotation, or a 30 days on, 15 days off rotation. For the coastal fleet, crew members are generally required to work rotations such as 14 days on, 14 days off rotation, a 21 days on, 21 days off rotation or a 30 days on, 30 days off rotation, dependent upon the location. The nature of crewmember work schedules and assignments away from home for extended periods require special recruiting and at times it can be difficult to find candidates. With ongoing retirements and a mariner shortage in the industry, the Company faces competitive labor pressure and continues to monitor and implement market competitive pay practices. The Company also utilizes an internal development program to train Maritime Academy graduates for vessel leadership positions.

KMT has approximately 3,054 employees, of which approximately 2,337 are vessel crew members. None of the segment's inland operations are subject to collective bargaining agreements. The segment's coastal operations include approximately 436 vessel employees, of whom approximately 339 are subject to collective bargaining agreements in certain geographic areas. Any work stoppages or labor disputes could adversely affect coastal operations in those areas.

KMT is subject to the Jones Act. KMT competes principally in markets subject to the Jones Act, a federal cabotage law that restricts domestic marine transportation in the United States to vessels built and registered in the United States, and manned, owned and operated by United States citizens. The Company presently meets all of the requirements of the Jones Act for its owned and operated vessels. The loss of Jones Act status could have a significant negative effect on the Company. The requirements that the Company's vessels be United States built and manned by United States citizens, the crewing requirements and material requirements of the USCG, and the application of United States labor and tax laws increases the cost of United States flagged vessels compared to comparable foreign flagged vessels. The Company's business could be adversely affected if the Jones Act or international trade agreements or laws were to be modified or waived as to permit foreign flagged vessels to operate in the United States as these vessels are not subject to the same United States government imposed regulations, laws, and restrictions. Since the events of September 11, 2001, the United States government has taken steps to increase security of United States ports, coastal waters and inland waterways. The Company believes that it is unlikely that the current cabotage provisions of the Jones Act would be eliminated or significantly modified in a way that has a material adverse impact on the Company in the foreseeable future.

The Secretary of Homeland Security is vested with the authority and discretion to waive the Jones Act to such extent and upon such terms as the Secretary may prescribe whenever the Secretary deems that such action is necessary in the interest of national defense. On September 8, 2017, following Hurricanes Harvey and Irma, the Department of Homeland Security issued a waiver of the Jones Act for a 7-day period for shipments from New York, Pennsylvania, Texas and Louisiana to South Carolina, Georgia, Florida and Puerto Rico. The waiver was specifically tailored to address the transportation of refined petroleum products due to disruptions in hurricane-affected areas. On September 11, 2017, the waiver was extended for 11 days and expanded to include additional states. Following Hurricane Maria, on September 28, 2017, the Department of Homeland Security issued a waiver of the Jones Act for movement of products shipped from United States coastwise points to Puerto Rico through October 18, 2017. Two limited waivers of the Jones Act were granted in connection with the shutdown of the Colonial Pipeline in May 2021. In connection with recovery from Hurricane Fiona, in September and October 2022, two limited waivers of the Jones Act were granted to allow diesel and liquefied natural gas deliveries to Puerto Rico. An additional limited waiver was granted in connection with another shutdown of the Colonial Pipeline in April 2025. Waivers of the Jones Act, whether in response to natural disasters or otherwise, could result in increased competition from foreign tank vessel operators, which could negatively impact KMT.

KMT is subject to extensive regulation by the USCG, federal laws, other federal agencies, various state laws, the laws of other countries when operating in their waters, and certain international conventions, as well as numerous environmental regulations. The majority of the Company's vessels are subject to inspection by the USCG and carry certificates of inspection. The crews employed by the Company aboard vessels are licensed or certified by the USCG. The Company's marine transportation operations are subject to laws of other countries when operating in their waters. The Company is required by various governmental agencies to obtain licenses, certificates and permits for its owned and operated vessels. The Company's operations are also affected by various United States and state regulations and legislation enacted for protection of the environment. The Company incurs significant expenses and capital expenditures to comply with applicable laws and regulations and any significant new regulation or legislation, including climate change laws or regulations, could have an adverse effect on the Company.

KMT is subject to natural gas and crude oil prices as well as the volatility of their prices as well as the volatility in production of refined products and petrochemicals in the United States. For 2025, 48% of KMT's revenues were from the movement of petrochemicals, including the movement of raw materials and feedstocks from one refinery or petrochemical plant to another, as well as the movement of more finished products to end users and terminals for export. The United States petrochemical industry continues to benefit from a low-cost domestically produced natural gas feedstock advantage, producing strong volumes of raw materials and intermediate products for transportation between Gulf Coast petrochemical plants and the transportation of more finished products to terminals for both domestic consumers and for export destinations. Higher natural gas and crude oil prices are generally better for the Company's businesses; however, higher natural gas prices and other factors could negatively impact the United States petrochemical industry and its production volumes, which could negatively impact the Company.

Demand for tank barge transportation services is driven by the production of volumes of the bulk liquid commodities such as petrochemicals, black oil and refined petroleum products that the Company transports by tank barge. This production can depend on the prevailing level of natural gas and crude oil prices, as well as the volatility of their prices. In general, lower energy prices are good for the United States economy and typically translate into increased petrochemical and refined product demand and therefore increased demand for tank barge transportation services. However, during 2016 and 2017 lower crude oil prices resulted in a decline in domestic crude oil and natural gas condensate production and reduced volumes to be transported by tank barge. The Company estimates that at the beginning of 2015 there were approximately 550 inland tank barges and 35 coastal tank barges in the 195,000 barrels or less category transporting crude oil and natural gas condensate. By the end of 2019, the Company estimates that number of tank barges had declined to 335 inland tank barges and approximately five coastal tank barges transporting crude and natural gas condensate. As of the end of 2023, the Company estimates that approximately 190 to 220 inland tank barges were transporting crude and natural gas condensate. As of the end of 2024, the Company estimates that approximately 170 to 180 inland tank barges were transporting crude and natural gas condensate. As of the end of 2025, the Company estimates that approximately 170 to 180 inland tank barges were transporting crude and natural gas condensate. Volatility in the price of natural gas and crude oil can also result in heightened uncertainty which may lead to decreased production and delays in new petrochemical and refinery plant construction. Increased competition for available black oil and petrochemical barge moves caused by reduced crude oil and natural gas condensate production could have an adverse impact on KMT including as a result of lower spot and term contract rates and/or reluctance to enter into or extend term contracts.

KMT could be adversely impacted by the construction of tank barges. At the present time, there are an estimated 4,004 inland tank barges in the United States, of which the Company operates 1,105, or 28%. For 2023, the Company estimates that industry-wide 27 new tank barges were placed in service and 48 tank barges were retired. For 2024, the Company estimates that industry-wide 34 new tank barges were placed in service and 38 tank barges were retired. For 2025, the Company estimates that industry-wide 66 new tank barges were placed in service and 65 tank barges were retired. The Company estimates that approximately 60 to 70 new tank barges have currently been ordered for delivery in 2026 and expects a number of older tank barges will be retired, dependent on 2026 market conditions.

The long-term risk of an oversupply of inland tank barges may be mitigated by the fact that the inland tank barge industry has approximately 600 tank barges that are 30 years old or older and approximately 350 of those are 40 years old or older. Given the age profile of the industry inland tank barge fleet and extensive customer vetting standards, the expectation is that these older tank barges will continue to be removed from service and replaced by new tank barges as needed, with the extent of both retirements and new builds dependent on petrochemical and refinery production levels and crude oil and natural gas condensate movements, both of which can have a direct effect on industry-wide tank barge utilization, as well as term and spot contract rates.

The Company estimates there are approximately 260 tank barges operating in the 195,000 barrels or less coastal industry fleet, the sector of the market in which the Company operates, and approximately 22 of those are over 25 years old. The Company is aware of no ATBs placed in service in 2023, 2024 or 2025 and no ATBs currently under construction.

Higher fuel prices could increase operating expenses and fuel price volatility could reduce profitability. The cost of fuel during 2025 was approximately 8% of marine transportation revenue. The Company's marine transportation term contracts typically include fuel escalation clauses, or the customer pays for the fuel. However, there is generally a 30 to 120 day delay before contracts are adjusted depending on the specific contract. In general, the fuel escalation clauses are effective over the long-term in allowing the Company to adjust to changes in fuel costs due to fuel price changes; however, the short-term effectiveness of the fuel escalation clauses can be affected by a number of factors including, but not limited to, specific terms of the fuel escalation formulas, fuel price volatility, navigating conditions, tow sizes, trip routing, and the location of loading and discharge ports that may result in the Company over or under recovering its fuel costs. The Company's spot contract rates generally reflect current fuel prices at the time the contract is signed but do not have escalators for fuel.

Significant increases in the construction cost of tank barges and towing vessels may limit the Company's ability to earn an adequate return on its investment in new tank barges and towing vessels. The price of steel, economic conditions, and supply and demand dynamics can significantly impact the construction cost of new tank barges and towing vessels. Over the last 20 years, the Company's average construction price for a new 30,000 barrel capacity inland tank barge has fluctuated up or down significantly. For example, the average construction price for a new 30,000 barrel capacity tank barge in 2009 was approximately 90% higher than in 2000, with increases primarily related to higher steel costs. During 2009, the United States and global recession negatively impacted demand levels for inland tank barges and as a result, the construction price of inland tank barges fell significantly in 2010, primarily due to a significant decrease in steel prices, as well as a decrease in the number of tank barges ordered. The cost of steel, a key material in barge construction, was relatively stable from 2010 through 2019. During 2020, at the onset of the COVID-19 pandemic, steel costs dropped, however, during 2021 and 2022, steel prices rose above 2019 levels due to supply chain disruptions before decreasing in 2023. Although steel prices have remained stable in 2024 and 2025, they still remain near historical highs. These increases in steel costs and alterations in supply and demand dynamics, as well as higher labor costs, resulted in construction prices for a new 30,000 barrel tank barge increasing compared to prices in 2017 when there was an industry-wide over-capacity of inland tank barges in the market.

KMT could be adversely impacted by the failure of the Company's shipyard vendors to deliver new vessels according to contractually agreed delivery schedules and terms. The Company contracts with shipyards to build new vessels and currently has vessels under construction. Construction projects are subject to risks of delay and cost overruns, resulting from shortages of equipment, materials and skilled labor; lack of shipyard availability; unforeseen design and engineering problems; work stoppages; weather interference; unanticipated cost increases; unscheduled delays in the delivery of material and equipment; and financial and other difficulties at shipyards including labor disputes, shipyard insolvency and inability to obtain necessary certifications and approvals. A significant delay in the construction of new vessels or a shipyard's inability to perform under the construction contract could negatively impact the Company's ability to fulfill contract commitments and to realize timely revenues with respect to vessels under construction. Significant cost overruns or delays for vessels under construction could also adversely affect the Company's financial condition, results of operations and cash flows. The Company did not experience significant shipyard delays associated with the COVID-19 pandemic, including at its subsidiary, San Jac. The Company expects that its shipyard vendors, including San Jac, should be able to similarly manage their operations if an event of a similar impact were to occur in the future, but there is no guarantee that the vendors would be able to do so.

The Company is subject to competition in KMT. The inland and coastal tank barge industry remains very fragmented and competitive. The Company's primary competitors are noncaptive inland tank barge operators and coastal operators. The Company also competes with companies who operate refined product and petrochemical pipelines, railroad tank cars and tractor-trailer tank trucks. Increased competition from any significant expansion of or additions to facilities or equipment by the Company's competitors could have a negative impact on the Company's results of operations. In addition, the Company's failure to adhere to its safety, reliability and performance standards may impact its ability to retain current customers or attract new customers.

Distribution and Services Segment Risk Factors

KDS could be adversely impacted by future legislation, executive or other governmental orders, or additional regulation of oil and gas extraction, including hydraulic fracturing practices. The Company, through its United and S&S subsidiaries, is a distributor and service provider of engine and transmission related products for the oil and gas services, power generation and transportation industries, and a manufacturer of oilfield service equipment, including pressure pumping units. In the past, various legislative and regulatory initiatives have been proposed that, if passed, could limit or discourage future production of oil and gas. Further, legislation may be enacted by Congress that would authorize the EPA to impose additional regulations on hydraulic fracturing. In addition, a number of states have adopted or are evaluating the adoption of legislation or regulations governing hydraulic fracturing or byproducts of the fracturing process. Related actions may also be taken via executive order. Federal or state legislation, executive or governmental orders, and/or regulations could materially impact customers' operations and greatly reduce or eliminate demand for the Company's pressure pumping fracturing equipment and related products. The Company is unable to predict whether future legislation or any other regulations will ultimately be enacted or repealed and, if so, the impact on KDS.

Prevailing natural gas and crude oil prices, as well as the volatility of their prices, could have an adverse effect on KDS business. Lower energy prices generally result in a decrease in the number of oil and gas wells being drilled. Oilfield service companies reduce their capital spending, resulting in decreased demand for new parts and equipment, including pressure pumping units, provided by

KDS. This may also lead to order cancellations from customers or customers requesting to delay delivery of new equipment. The Company also services offshore supply vessels and offshore drillings rigs operating in the Gulf of America, as well as internationally. Low energy prices may negatively impact the number of wells drilled in the Gulf of America and international waters. Prolonged downturns in oil and gas prices may cause substantial declines in oilfield service and exploration expenditures and could adversely impact oil and gas manufacturing, remanufacturing, parts and distribution business. In addition, energy price volatility may also result in difficulties in the Company's ability to address variations in production on a timely basis and, therefore, could result in an adverse impact on KDS.

The Company is subject to competition in KDS. The distribution and services industry is very competitive. The segment's oil and gas market's principal competitors are independent distribution and service and oilfield manufacturing companies and other factory-authorized distributors and service centers. In addition, certain oilfield service companies that are customers of the Company also manufacture and service a portion of their own oilfield equipment. Increased competition in the distribution and services industry and continued low price or alternative sourcing of natural gas, crude oil or natural gas condensate, and resulting decline in drilling for such natural resources in North American shale formations, could result in less oilfield equipment being manufactured and remanufactured, lower rates for service and parts pricing and result in less manufacturing, remanufacturing, service and repair opportunities and parts sales for the Company. Further, the oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products using new technologies. As competitors and others use or develop new technologies, the Company may lose market share or be placed at a competitive disadvantage. The Company may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Additionally, the Company may be unable to implement new technologies on a timely basis or at an acceptable cost. For the commercial and industrial market, the segment's primary marine diesel competitors are independent diesel services companies and other factory-authorized distributors, authorized service centers and authorized marine dealers. Certain operators of diesel powered marine equipment also elect to maintain in-house service capabilities. For power generation, the primary competitors are other independent service companies.

Loss of a distributorship or other significant business relationship or disruptions of supply could adversely affect KDS. KDS has had a relationship with EMD, the largest manufacturer of medium-speed diesel engines, since the 1960s. The Company, through Kirby Engine Systems, serves as an EMD distributor for select markets and locations for both service and parts. With the acquisition of S&S in September 2017, the Company added additional EMD distributorship rights in key states, primarily through the Central and South areas of the United States. With the S&S acquisition, the Company became the United States distributor for EMD marine and power generation applications. Sales and service of EMD products account for approximately 3% of the Company's revenues for 2025. Although the Company considers its relationship with EMD to be strong, the loss of the EMD distributorship and service rights, or a disruption of the supply of EMD parts, could have a negative impact on the Company's ability to service its customers. In 2020, with the acquisition of Convoy Servicing Company and Agility Fleet Services, LLC, the Company expanded its dealership network of Thermo King refrigeration systems for trucks, railroad cars, and other land transportation markets in Texas and Colorado. In 2025, sales and service of Thermo King products comprised approximately 4% of the Company's revenues.

United and S&S have maintained continuous exclusive distribution rights for MTU and Allison since the 1940s. United and S&S are two of MTU's top five distributors of off-highway engines in North America, with exclusive distribution rights in multiple states. In addition, as distributors of Allison products, United and S&S have exclusive distribution rights in multiple key growth states. United and S&S are also the distributors for parts, service and warranty on Daimler truck engines and related equipment in multiple states. Sales and service of MTU, Allison, and Daimler products accounted for approximately 12% of the Company's revenues during 2025. Although the Company considers its relationships with MTU, Allison, and Daimler to be strong, the loss of MTU, Allison, or Daimler distributorships and service rights, or a disruption of the supply of MTU or Allison parts, could have a negative impact on the Company's ability to service its customers.

In addition to its relationships with MTU, Allison, and Daimler, the Company also has relationships with many other distributors and parts suppliers and the loss of a distributorship and service rights, or a disruption of the supply of parts from any of these other distributors or part suppliers could also have a negative impact on the Company's ability to service its customers.

General Corporate Risk Factors

The Company is subject to adverse weather conditions in KMT and KDS. KMT is subject to weather condition volatility. Physical impacts of climate change could have a material adverse effect on the Company's costs and operations. There has been public discussion that climate change may be associated with rising sea levels as well as extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes, drought, and snow or ice storms. Extreme weather conditions may increase the Company's costs or cause damage to its facilities, and any damage resulting from extreme weather may not be fully insured. Many of the Company's facilities are located near coastal areas or waterways where rising sea levels or flooding could disrupt the Company's operations or adversely impact its facilities. Adverse weather conditions such as high or low water on the inland waterway systems, fog and ice, tropical storms, hurricanes, and tsunamis on both the inland waterway systems and throughout the United States coastal waters can impair the operating efficiencies of the marine fleet. Such adverse weather conditions can cause a delay, diversion or postponement of shipments of products and are totally beyond the control of the Company. Tropical storms and hurricanes may also impact the Company's customers resulting in reduced demand for the Company's services. In addition, adverse water and weather conditions can negatively affect a towing vessel's performance, tow size, loading drafts, fleet efficiency, limit navigation periods and dictate horsepower requirements. KDS is also subject to tropical storms and hurricanes impacting its coastal locations and those of its customers as well as tornados impacting its Oklahoma facilities. The risk of flooding as a result of hurricanes and tropical storms as well as other weather events may impede travel via roadways, suspend service work, and impact deliveries and the Company's ability to fulfill orders or provide services in KDS.

The Company may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may adversely affect the Company's business and hinder its ability to grow. The Company has made asset and business acquisitions in the past and may continue to make acquisitions of assets or businesses in the future that complement or expand the Company's current business. The Company may not be able to identify attractive acquisition opportunities. Even if attractive acquisition opportunities are identified, the Company may not be able to complete the acquisition or do so on commercially acceptable terms. The success of any completed acquisition depends on the Company's ability to integrate the acquired assets or business effectively into the Company's existing operations. The process of integrating acquired assets or businesses may involve difficulties that require a disproportionate amount of the Company's managerial and financial resources to resolve. The value of acquired assets or businesses may be negatively impacted by a variety of circumstances unknown to the Company prior to the acquisition. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that the Company will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. The Company's failure to achieve synergies, to successfully integrate the acquired businesses and assets into the Company's existing operations, or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, agreements governing the Company's indebtedness from time to time may impose certain limitations on the Company's ability to undertake acquisitions or make investments or may limit the Company's ability to incur certain indebtedness and liens, which could limit the Company's ability to make acquisitions.

The Company's failure to comply with the FCPA, or similar local applicable anti-bribery laws, could have a negative impact on its ongoing operations. The Company's operations outside the United States require the Company to comply with both United States and international regulations. For example, in addition to any similar applicable local anti-bribery laws, the Company's operations in countries outside the United States are subject to the FCPA, which prohibits United States companies or their employees and third party representatives from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. The Company has internal control policies and procedures and has implemented training and compliance programs for its employees and third party representatives with respect to the FCPA. However, the Company's policies, procedures and programs may not always protect it from reckless or criminal acts committed by its employees or third party representatives, and severe criminal or civil sanctions could be the result of violations of the FCPA or any other applicable anti-bribery law in countries where the Company does business. The Company is also subject to the risks that its employees, joint venture partners, and third party representatives outside of the United States may fail to comply with other applicable laws.

The Company is subject to risks associated with possible climate change legislation, regulation and international accords. Greenhouse gas emissions, including carbon emissions or energy use, have increasingly become the subject of a large amount of international, national, regional, state and local attention. International agreements and national, regional, and state legislation and regulatory measures that aim to directly or indirectly limit or reduce greenhouse gas emissions are in various stages of implementation.

The United States Congress has considered, but has not passed, various bills that would create an economy-wide "cap-and-trade" system that would establish a limit (or cap) on overall greenhouse gas emissions and create a market for the purchase and sale of emissions permits or "allowances." Any proposed cap-and-trade legislation would likely affect the chemical industry due to anticipated increases in energy costs as fuel providers pass on the cost of the emissions allowances, which they would be required to obtain under cap-and-trade to cover the emissions from fuel production and the eventual use of fuel by the Company or its energy suppliers. In addition, cap-and-trade proposals would likely increase the cost of energy, including purchases of diesel fuel, steam and electricity, and certain raw materials used or transported by the Company. Proposed domestic and international cap-and-trade systems could materially increase raw material and operating costs of the Company's customer base. Future environmental regulatory developments related to climate change in the United States relating to emissions of greenhouse gases could result in financial impacts on the Company's operations that cannot be predicted with certainty at this time.

In addition, current global trends incorporating carbon neutral policies and reduction in greenhouse gas emissions are driving decarbonization initiatives across all industries to mitigate the impact on climate change and may result in a decline in global and U.S. hydrocarbon usage. Such a decline in hydrocarbon usage (for example, as a result of an increase in electric vehicles) could result in a reduction in demand for (a) the Company's services in KMT to the extent there is reduced demand for crude oil and other feedstocks used and the products produced by the Company's major refining customers and (b) for the Company's products and services in KDS to the extent there is reduced demand in the exploration and production of hydrocarbons by the Company's oil and gas customers.

Loss of a large customer or changes in customer demand could adversely affect the Company. Five KMT customers accounted for approximately 17% of the Company's 2025 revenue, 18% of 2024 revenue, and 16% of 2023 revenue. The Company has contracts with these customers expiring in 2026 through 2031. Three KDS customers accounted for approximately 9% of the Company's 2025 revenue, 10% of 2024 revenue, and 12% of 2023 revenue. Although the Company considers its relationships with these companies to be strong, the loss of any of these customers, or their inability to meet financial obligations, could have an adverse effect on the Company. Recent growth in prime power ("behind the meter") and data center demand has contributed to increased revenue in the power generation market in the KDS segment, and changes in customer demand in this area or other areas of business could have an adverse effect on the Company.

The Company relies on critical operating assets including information systems for the operation of its businesses, and the failure of such assets or any critical information system, including as a result of natural disasters, terrorist acts, a cybersecurity attack, or other extraordinary events, may adversely impact its businesses. The Company is dependent on its critical operating assets and technology infrastructure and must maintain and rely upon critical information systems and security of its assets for the effective and safe operation of its businesses. These assets include vessels, vessel equipment, property and facilities, as well as information systems, such as software applications, hardware equipment, and data networks and telecommunications.

The Company's critical assets and information systems, including the Company's proprietary vessel management computer system, are subject to damage or interruption from a number of potential sources, including but not limited to, natural disasters, terrorist acts, cybersecurity attacks, software viruses, and power failures. In addition to standard safety operating procedures, the Company has implemented measures such as business continuity plans, hurricane preparedness plans, emergency recovery processes, and security preparedness plans to protect physical assets and to recover from damage to such assets. The Company has also implemented virus protection software, intrusion detection systems and annual attack and penetration audits, and implemented employee training to protect information systems to mitigate these risks. However, the Company cannot guarantee that its critical assets or information systems cannot be damaged or compromised.

Any damage or compromise of its critical assets or data security or its inability to use or access these critical assets and information systems could adversely impact the efficient and safe operation of its businesses, or result in the failure to safely operate its equipment, and maintain the confidentiality of data of its customers or its employees and could subject the Company to increased operating expenses or legal action, which could have an adverse effect on the Company. Although to date no data breach or system disruption, including a cyber-attack, has resulted in a material cybersecurity incident for the Company, the Company cannot provide any assurances that such events and impacts will not be material in the future. The Company's efforts to deter, identify, mitigate and/or eliminate future breaches may require significant additional effort and expense and may not be successful. For more information regarding the mitigation of cybersecurity risk, see Item 1C-Cybersecurity.

Limitations on the Company's ability to obtain, maintain, protect, or enforce its proprietary information and any successful intellectual property challenges or infringement proceedings, including its trade secrets could affect the Company's competitive position. The Company's businesses rely on a variety of intellectual property rights for its product and services. The Company's intellectual property could be adversely affected by successful intellectual property challenges or infringement proceedings against it which could materially and adversely affect its competitive position. The Company may also be adversely affected when its intellectual property rights are unenforceable, such as where patent claims allowed are not sufficient to protect its technology or its trade secrets are not adequately protected. The Company's failure to protect its proprietary information and any successful challenges to the Company's intellectual property rights could have an adverse effect on the Company.

A deterioration of the Company's credit profile, disruptions of the credit markets or higher interest rates could restrict its ability to access the debt capital markets or increase the cost of debt. Deterioration in the Company's credit profile may have an adverse effect on the Company's ability to access the private or public debt markets and also may increase its borrowing costs. If the Company's credit profile deteriorates significantly its access to the debt capital markets or its ability to renew its committed lines of credit may become restricted, its cost of debt may increase, or the Company may not be able to refinance debt at the same levels or on the same terms. Because the Company relies on its ability to draw on its Revolving Credit Facility to support its operations as needed, any volatility in the credit and financial markets that prevents the Company from accessing funds on acceptable terms could have an adverse effect on the Company's financial condition and cash flows. Additionally, the pricing grids on Company's Revolving Credit Facility and Term Loan contain a ratings grid that includes a possible increase in borrowing rates if the Company's rating declines. Furthermore, the Company incurs interest under its Revolving Credit Facility based on floating rates. Floating rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect the Company's cash flow and results of operations.

Corporate responsibility, specifically related to ESG matters, may impose additional costs and expose the Company to new risks. There is an increasing focus from regulators, certain investors, and other stakeholders concerning environmental, social, and governance ("ESG") matters, both in the United States and internationally. The Company communicates certain ESG-related initiatives, goals, and/or aspirations regarding environmental matters, diversity, responsible sourcing and social investments, and other matters in its annual Sustainability Report, on its website, in its filings with the SEC, and elsewhere. These initiatives, goals, or aspirations reflect the Company's current plans and are not guarantees that the Company will be able to achieve them. The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Further, the statutory and regulatory requirements continue to evolve as well. In 2023, the State of California enacted climate related legislation, and in 2024 the SEC adopted climate disclosure rules, each of which are expected to impose additional reporting requirements on the Company resulting in additional compliance cost and expense. The California legislation is subject to ongoing litigation and regulatory rulemaking and enforcement of certain provisions have been stayed. Similarly, the SEC's climate-related disclosure rules are subject to pending litigation, have been stayed and the SEC has withdrawn its defense of those rules. The Company's selection of disclosure frameworks that seek to align with various reporting standards may change from time to time and may result in a lack of comparative data from period to period. The Company's sustainability-related initiatives, goals and/or aspirations may be difficult to achieve and costly to implement, and the Company may be unable to economically develop or deploy technologies to achieve such initiatives, goals or aspirations, if at all. In addition, the Company could be criticized for the timing, scope or nature of these initiatives, goals, or aspirations, or for any revisions to them. As mandatory and voluntary disclosures about sustainability matters continues to evolve and increase, the Company may be penalized or criticized for the accuracy, adequacy, or completeness of such disclosures. The Company's actual or perceived failure to report accurately or achieve its sustainability-related initiatives, goals, or aspirations could result in government enforcement action, negatively impact its reputation, result in sustainability-focused investors not purchasing and holding Company stock, or otherwise materially harm the Company's business.

Increased prices and inflation could negatively impact the Company's margin performance and financial results. Increased inflation, including rising prices for items, such as raw materials, fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company's costs to provide services and manufacture and distribute the Company's products. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs on to its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. In KDS, the cost of major components for large manufacturing orders is secured with suppliers at the time a customer order is finalized, which limits exposure to cost escalations. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

The Company could be adversely impacted by materials shortages, delays, and disruptions in supply chain. Materials, components, and equipment essential to the Company's operations, such as original equipment manufacturer engines, transmissions, generators, electrical components and steel, are normally readily available, but shortages as a result of supply chain disruptions can adversely impact the Company's operations, particularly where the Company has a relationship with a single supplier for a particular resource. Many of the items essential to the Company's business require the use of shipping services to transport them to the Company's facilities. Shipping delays or disruptions may result in operational slowdowns, especially where materials, components, or equipment are necessary to complete a project or order for the Company's customers, particularly in the manufacturing business of KDS. These constraints could have a material adverse effect on the Company and contribute to increased buildup of inventories. In addition, price increases imposed by the Company's vendors for materials and shipping services used in its business, and the inability to pass these increases through to its customers, could have a material adverse effect on the Company.

Tariffs and other trade measures could adversely affect the Company's business, financial condition and results of operations. Additional or new tariffs, trade restrictions, or other trade measures could adversely impact the Company's input costs and supply chain, which could reduce availability or increase the cost of goods sold to its customers, especially in KDS. Supply chain disruptions can adversely impact the Company's operations, particularly where supply chain delays adversely impact availability of materials, components, and equipment necessary for construction, maintenance or repair, including with regard to KMT vessels or in KDS manufacturing. In KMT, Company also transports customer cargoes that are imported into the U.S. or which are destined for export from the U.S. Trade discussions and arrangements between the U.S. and various of its trading partners are fluid, and existing and future trade agreements are, and are expected to continue to be, subject to a number of uncertainties, including the imposition of new tariffs or adjustments and changes to the products or materials covered by existing tariffs. Any decision by the U.S. government to adopt actions such as an increase in customs duties or tariffs, or the renegotiation of U.S. trade agreements, or any other action that could have a negative impact on international trade, including corresponding actions taken by other countries in response to U.S. governmental actions, could cause an increase to the cost of goods sold to KDS customers, adversely impact operations in KMT through interruptions in customer trade patterns or volumes, and adversely impact input costs and supply chain in both segments. To the extent possible, the Company seeks to include contractual language to address recovery of increased costs related to tariffs in the KDS segment although there can be no assurance that such provisions will fully offset the impact of changes in trade policies. Any changes in trade policies in the U.S. and corresponding actions by other countries could adversely impact Company's financial performance.

Continuing impacts resulting from actual or threatened health epidemics, and pandemics or other major health crises could materially and adversely affect the Company's business, financial condition and results of operations. The Company's business could be impacted adversely by the effects of public health epidemics, pandemics or other major heath crises (which are referred to collectively as public health crises). Actual or threatened public health crises may have a number of adverse impacts, including volatility in the global economy, impacts to the Company's customers' business operations, or significant disruptions in waterborne transportation of cargoes, and supply chain activity, caused by a variety of factors such as quarantines, supplier factory and office closures, or other government-imposed restrictions, any of which could adversely impact the Company's business, financial condition, and results of operations.

The Company is unable to predict the extent to which major health crisis or other public health threats that may arise in the future may affect the global and United States economies and supply chain, which could have a material impact on its business. The degree to which any future disease outbreaks or public health threats may impact the Company's revenues, results of operations and financial condition is uncertain and will depend on future developments. The impact of epidemics, pandemics or other major health crises may also exacerbate other risks discussed above, any of which could have a material effect on the Company.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 1C. *Cybersecurity*

The Company is committed to maintaining appropriate governance and oversight of cybersecurity risks and to implementing processes, controls and technologies designed to help assess, identify, and manage material risks from cybersecurity threats. The Company's Board of Directors has ultimate oversight of cybersecurity risks, which it manages as part of the Company's enterprise risk management program. The Audit Committee assists the Board in its oversight by reviewing the Company's information security programs, including review of cybersecurity processes, procedures and safeguards. To more effectively prevent, detect and respond to information security threats, the Company maintains a cyber risk management program, which is aligned with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. The Cyber Risk Management program is overseen by the Company's executive officer, the Vice President and Chief Information Officer, who is responsible for leading the Company's cybersecurity strategy, policies, standards, and processes. The Vice President and Chief Information Officer has relevant experience assessing and managing cybersecurity programs and risks and has served in this position since 2019. The Vice President and Chief Information Officer is supported by the Director of IT Operations & Security, who reports directly to the Vice President and Chief Information Officer. The Audit Committee receives regular reports from the Vice President and Chief Information Officer on, among other things, the Company's cybersecurity risks and threats, assessments of the Company's cybersecurity program and developments in the threat landscape. Additionally, the Vice President and Chief Information Officer chairs the Company's Cybersecurity Governance Committee, which is intended to promote coordination, awareness, accountability and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting. The Company maintains a documented incident response process, pursuant to which cybersecurity incidents are escalated to the Company's senior management, including the CEO and Board, as appropriate. As part of its incident response plan, the Company has preidentified consultants and advisors to assist with any potential response.

The Company annually engages third parties such as assessors, consultants and auditors (as well as its internal audit department) to evaluate the Company's information security programs, whose findings are reported to the Audit Committee. The Company also engages with key vendors, industry participants, and the U.S. Coast Guard as part of its efforts, which are reported to the Audit Committee.

The Company's approach to cybersecurity risk management includes, among other things, the following key elements:

- Continuous monitoring – The Company monitors for cybersecurity threats, including those risks associated with its use of third-party vendors using a combination of internal processes and threat intelligence.
- Third party risk assessments – The Company periodically engages third party consultants or other advisors to assist in assessing vulnerabilities in its information security environment.
- Internal threats – The Company maintains programs designed to monitor and address cybersecurity risk arising from within the Company.
- Vendor risk management – The Company assesses cybersecurity risks associated with vendors who are critical digital partners in order and seeks to include risk appropriate terms and conditions in its vendor contracts.
- Training and Awareness – The Company has various information technology policies, that relate to cybersecurity. The Company provides employee education and training that reinforces its information technology policies, standards and practices, as well as the expectation that employees comply with these policies. This training empowers employees to identify and report potential cybersecurity risks and protect the Company's resources and information. This training is mandatory for all employees globally and is administered on an annual basis, and it is supplemented by Company-wide testing initiatives, including periodic phishing tests. Further education is provided at operations meetings to raise awareness and educate on current topics. The Company provides specialized security training for certain employee roles. The Company also requires employees to sign confidentiality agreements, where appropriate to their role. The Company has also adopted an Artificial Intelligence Use Policy to mitigate cybersecurity and other risks associated with use of artificial intelligence technology.

The Company continues to enhance its cybersecurity controls and processes. While the Company has not, as of the date of this Form 10-K, identified a cybersecurity threat or incident that resulted in a material adverse impact to its business, results of operations or financial condition, there can be no assurance that the Company will not experience a cybersecurity incident in the future or that its response to any such incident would be sufficient to prevent material adverse effects. For more information regarding the risks the Company faces from cybersecurity threats, please see Item 1A-Risk Factors.

Item 2. *Properties*

The principal offices of the Company are located in Houston, Texas. The Company believes that its facilities are adequate for its needs and additional facilities would be available if required. The Company's significant operating shoreside facilities include the following locations:

Location	Building(s) Size (Approximate Square Feet)	Owned or Leased	Activity
KMT			
Baton Rouge, Louisiana	20,700	Leased	Operations and fleeting
Channelview, Texas	107,700	Owned	Operations, fleeting, shipyard, training and cleaning
Corpus Christi, Texas	3,600	Leased	Operations
Freeport, Texas	6,500	Leased	Fueling and fleeting
Houston, Texas	73,000	Owned/Leased	KMT, KDS and Corporate Headquarters
Lake Charles, Louisiana	500	Leased	Fleeting
Miami, Florida	8,500	Leased	Operations and dockage
Port Arthur, Texas	1,000	Leased	Fleeting
Seattle, Washington	10,200	Leased	Operations and inventory
Staten Island, New York	7,800	Leased	Operations, inventory and dockage
Westwego, Louisiana	15,300	Owned	Operations
KDS			
Albany, New York	40,000	Leased	Service and repairs
Austin, Texas	1,500	Leased	Service and repairs
Baton Rouge, Louisiana	23,500	Leased	Service and repairs
Belle Chasse, Louisiana	34,700	Owned	Service and repairs
Chesapeake, Virginia	30,000	Leased	Service and repairs
Commerce City, Colorado	151,600	Owned	Service and repairs
Corpus Christi, Texas	44,100	Owned	Service and repairs
Dallas, Texas	211,100	Owned	Service and repairs
El Paso, Texas	9,000	Leased	Service and repairs
Fort Lauderdale, Florida	40,400	Leased	Service and repairs
Fort Myers, Florida	9,900	Owned	Service and repairs
Fort Pierce, Florida	10,300	Owned	Service and repairs
Fort Worth, Texas	22,600	Owned	Service and repairs
Houma, Louisiana	119,800	Owned	Service and repairs
Houston, Texas	501,000	Owned/Leased	Manufacturing, service and repairs
Jacksonville, Florida	44,800	Leased	Service and repairs
Laredo, Texas	23,500	Leased	Service and repairs
Little Rock, Arkansas	33,600	Leased	Service and repairs
Lodi, New Jersey	57,300	Leased	Service and repairs
Lubbock, Texas	27,500	Owned	Service and repairs
Marlborough, Massachusetts	45,700	Leased	Service and repairs
Miami, Florida	54,400	Leased	Service and repairs
Middletown, Connecticut	38,800	Leased	Service and repairs
Mobile, Alabama	27,000	Owned	Service and repairs
Mount Pleasant, Texas	3,100	Leased	Service and repairs
New Iberia, Louisiana	33,000	Owned	Service and repairs
New Orleans, Louisiana	29,200	Leased	Service and repairs
Ocala, Florida	15,200	Owned	Service and repairs
Odessa, Texas	49,500	Owned	Service and repairs
Oklahoma City, Oklahoma	446,400	Owned/Leased	Manufacturing, service and repairs
Orlando, Florida	44,600	Leased	Service and repairs
Paducah, Kentucky	73,700	Owned/Leased	Service and repairs
Panama City, Florida	29,500	Owned	Service and repairs
Pharr, Texas	59,300	Leased	Service and repairs
Piscataway, New Jersey	39,900	Leased	Service and repairs
Rocky Mount, North Carolina	50,000	Leased	Service and repairs
San Antonio, Texas	42,100	Owned	Service and repairs
Seattle, Washington	19,500	Leased	Service and repairs
Shreveport, Louisiana	50,000	Owned	Service and repairs
Tampa, Florida	50,900	Owned	Service and repairs
Temple, Texas	18,800	Leased	Service and repairs
Thorofare, New Jersey	24,200	Leased	Service and repairs
Tulsa, Oklahoma	37,600	Leased	Service and repairs
West Palm Beach, Florida	7,000	Leased	Service and repairs
Wichita Falls, Texas	11,500	Leased	Service and repairs

Item 3. *Legal Proceedings*

See Note 14, Contingencies and Commitments to the Company's financial statements.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock is traded on the New York Stock Exchange under the symbol KEX. Additional market information for this item is incorporated by reference to the annual report to be provided to the Company's stockholders pursuant to Rule 14a-3(b).

As of February 13, 2026, the Company had 53,646,000 outstanding shares held by approximately 295 stockholders of record; however, the Company believes the number of beneficial owners of common stock exceeds this number. Information for this item relating to equity compensation plans is incorporated by reference to the definitive proxy statement to be filed by the Company with the Commission pursuant to Regulation 14A within 120 days of the close of the fiscal year ended December 31, 2025. See also Note 8, Stock Award Plans to the Company's financial statements for additional information.

The Company does not have an established dividend policy. Decisions regarding the payment of future dividends will be made by the Board of Directors based on the facts and circumstances that exist at that time. Since 1989, the Company has not paid any dividends on its common stock. The Company's credit agreements contain covenants restricting the payment of dividends by the Company at any time when there is a default under the agreements.

The following table is a summary of purchases of the Company's common stock during the 2025 fourth quarter.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet be Purchased Under the Plans
October 1 — October 31, 2025	428,955	$ 84.13	—	—
November 1 — November 30, 2025	319,437	$ 106.95	—	—
December 1 — December 31, 2025	282,337	$ 110.89	—	—
Total	1,030,729	$ 98.53	—	—

Purchases of the Company's common stock during the 2025 fourth quarter were made in the open market pursuant to a discretionary authorization by the Board of Directors. For more information about stock purchases in the 2025 fourth quarter and other information responsive to this Item, see "Treasury Stock Purchases" in Financial Condition, Capital Resources and Liquidity included in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Statements contained in this Form 10-K that are not historical facts, including, but not limited to, any projections contained herein, are forward-looking statements and involve a number of risks and uncertainties. Such statements involve risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue," or the negative thereof or other variations thereon or comparable terminology. The actual results of the future events described in such forward-looking statements in this Form 10-K could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: adverse economic conditions, industry competition and other competitive factors, adverse weather conditions such as high water, low water, tropical storms, hurricanes, tsunamis, fog and ice, tornados, pandemics, marine accidents, lock delays or closures, fuel costs, interest rates, construction of new equipment by competitors, government and environmental laws and regulations, and the timing, magnitude and number of acquisitions made by the Company. For a more detailed discussion of factors that could cause actual results to differ from those presented in forward-looking statements, see Item 1A-Risk Factors. Forward-looking statements are based on currently available information and the Company assumes no obligation to update any such statements.

For purposes of Management's Discussion, all net earnings per share attributable to Kirby common stockholders are "diluted earnings per share." The weighted average number of common shares outstanding applicable to diluted earnings per share for 2025, 2024, and 2023 were 56,045,000, 58,355,000, and 59,857,000, respectively. Refer to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for management's discussion and analysis of financial condition and results of operations for 2024 compared to 2023.

Overview

The Company is the nation's largest domestic tank barge operator transporting bulk liquid products throughout the Mississippi River System, on the Gulf Intracoastal Waterway, and coastwise along all three United States coasts. The Company transports petrochemicals, black oil, refined petroleum products and agricultural chemicals by tank barge. In addition, the Company participates in the transportation of dry-bulk commodities in United States coastwise trade. Through KDS, the Company provides equipment, after-market parts and services for power generation systems in applications that include behind the meter power systems and emergency backup systems, after-market and genuine replacement parts and services for engines, transmissions, reduction gears, electric motors, drives, and controls, specialized electrical distribution and controls systems, and related equipment used in power generation, marine, on-highway, oilfield services, and other industrial applications. The Company also rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of industrial markets. The Company also manufactures and remanufactures specialized equipment, including pressure pumping units and electric fracturing systems, electric power generation equipment, and specialized electrical distribution and control equipment for data centers, oilfield service, railroad and other industrial customers.

The following table summarizes key operating results of the Company (in thousands, except per share amounts):

	Year Ended December 31,		
	2025	**2024**	**2023**
Total revenues	$ 3,364,050	$ 3,265,876	$ 3,091,640
Net earnings attributable to Kirby	$ 354,569	$ 286,707	$ 222,935
Net earnings per share attributable to Kirby common stockholders – diluted	$ 6.33	$ 4.91	$ 3.72
Net cash provided by operating activities	$ 670,204	$ 756,494	$ 540,228
Capital expenditures	$ 264,473	$ 342,660	$ 401,730

The 2024 fourth quarter included a $56.3 million before taxes, $43.0 million after taxes, or $0.74 per share non-cash impairment charge in the KDS segment primarily associated with conventional diesel fracturing equipment inventory. Based on market conditions at that time and its view on the industry outlook, including decreased customer demand for conventional diesel fracturing equipment driven by an industry-wide shift to electric fracturing equipment, the Company determined that certain inventory had limited commercial opportunity, and the cost of these inventories exceeded its net realizable value. The Company's 2024 fourth quarter results also included a $10.9 million, or $0.19 per share one-time deferred tax credit related to a change in Louisiana tax law. Tax reform legislation in Louisiana was signed in December 2024 that included lowering the corporate income tax rate from 7.5% to 5.5% effective January 1, 2025. As a result of the new legislation, the Company recognized a one-time deferred tax credit of $10.9 million in the 2024 fourth quarter due to the remeasurement of the Company's Louisiana and U.S. deferred tax assets and liabilities based on the new effective Louisiana state income tax rate.

The 2023 first quarter included $3.0 million before taxes, $2.4 million after taxes, or $0.04 per share of costs related to the strategic review and shareholder engagement and $2.7 million before taxes, $2.2 million after taxes, or $0.04 per share of other income associated with the interest on a refund from the Internal Revenue Service ("IRS").

Cash provided by operating activities in 2025 decreased compared to 2024 primarily due to unfavorable working capital changes, partially offset by higher business activity levels. During 2025, capital expenditures of $264.5 million included $229.1 million in KMT and $35.4 million in KDS and corporate, more fully described under cash flow and capital expenditures below.

The Company projects net cash flow from operations in 2026 of between $575 million and $675 million and expects capital expenditures to range between $220 million and $260 million.

The Company's debt-to-capitalization ratio increased to 21.4% at December 31, 2025 from 20.7% at December 31, 2024, primarily due to an increase in debt outstanding of $44.3 million, partially offset by an increase in total equity, primarily from net earnings attributable to Kirby of $354.6 million during 2025 partially offset by treasury stock purchases of $354.2 million. The Company's debt outstanding as of December 31, 2025 and December 31, 2024 is detailed in Long-Term Financing below.

Marine Transportation

The following table summarizes the Company's marine transportation fleet:

	December 31,	
	2025	2024
Inland tank barges:		
Owned	1,073	1,062
Leased	32	32
Total	1,105	1,094
Barrel capacity (in millions)	24.5	24.2
Active inland towboats (quarter average):		
Owned	200	216
Chartered	66	65
Total	266	281
Coastal tank barges:		
Owned	28	28
Leased	—	—
Total	28	28
Barrel capacity (in millions)	2.9	2.9
Coastal tugboats:		
Owned	23	23
Chartered	1	1
Total	24	24
Offshore dry-bulk cargo barges (owned)	2	4
Offshore tugboats and docking tugboat (owned and chartered)	3	4

The Company also operates shifting and fleeting facilities for dry cargo barges and tank barges on the Houston Ship Channel, in Freeport and Port Arthur, Texas, and Lake Charles, Louisiana, and its San Jac shipyard for building inland towboats and performing routine maintenance on marine vessels near the Houston Ship Channel. The Company also owns a two-thirds interest in Osprey Line, L.L.C., a transporter of project cargoes and cargo containers by barge on the United States inland waterway system.

For 2025, 58% of the Company's revenues were generated by KMT. The segment's customers include many of the major petrochemical and refining companies that operate in the United States. Products transported include intermediate materials used to produce many of the end products used widely by businesses and consumers — plastics, fibers, paints, detergents, oil additives and paper, among others, as well as residual fuel oil, ship bunkers, asphalt, gasoline, diesel fuel, heating oil, crude oil, natural gas condensate and agricultural chemicals. Consequently, the Company's marine transportation business is directly affected by the volumes produced by the Company's petroleum, petrochemical and refining customer base.

KMT's revenues for 2025 increased 1% compared to 2024 and operating income increased 3%, compared to 2024. The increase in revenues for 2025 was primarily due to higher term pricing in the coastal market and higher term and spot pricing in the inland market during the 2025 first half, partially offset by lower fuel rebills in both the inland and coastal markets. The increase in operating income for 2025 as compared to 2024 was primarily due to higher term pricing in the coastal market and higher term and spot pricing in the inland market over the 2025 first half, partially offset by lower barge utilization and moderating prices in the inland market in the 2025 second half. For 2025 and 2024, the inland tank barge fleet contributed 80% and 81%, respectively, and the coastal fleet contributed 20% and 19%, respectively, of marine transportation revenues.

Inland tank barge utilization levels in 2025 were flat as compared to 2024, ranging from the low to mid-90% range during both the 2025 first and second quarters, and mid-80% range during the 2025 third quarter, and the mid to high 80% range during the 2025 fourth quarter. Lighter feedstock mix for refinery and chemical customers and fewer barges undergoing maintenance across the industry impacted utilization in the 2025 second half. During 2024, inland tank barge utilization levels ranged from the low to mid-90% range during both the 2024 first and second quarters and the 90% range during both the 2024 third and fourth quarters. Coastal tank barge utilization levels during both 2025 and 2024 averaged in the mid to high 90% range.

Approximately 70% of the inland marine transportation revenues were under term contracts and 30% were under spot contracts in 2025. Approximately 65% of the inland marine transportation revenues were under term contracts and 35% were under spot contracts in 2024. Term contracts provide the operations with a reasonably predictable revenue stream. Inland time charters, which help insulate the Company from revenue fluctuations caused by weather and navigational delays and temporary market declines, represented 59% of the inland revenues under term contracts during 2025 and 61% in 2024. During 2025 and 2024, approximately 100% and 99%, respectively, of coastal revenues were under term contracts and none and 1%, respectively, were under spot contracts. Coastal time charters represented approximately 100% and 98% of coastal revenues under term contracts during 2025 and 2024, respectively. Term contracts have contract terms of 12 months or longer, while spot contracts have contract terms of less than 12 months.

The following table summarizes the average range of pricing changes in term and spot contracts renewed during 2025 compared to contracts renewed during the corresponding quarter of 2024:

| | Three Months Ended | | | |
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Inland market:				
Term	3% – 5%	2% – 4%	0% – 2%	(3)% – (5)%
Spot	6% – 8%	6% – 8%	(2)% – (4)%	(4)% – (6)%
Coastal market (a):				
Term	24% – 26%	24% – 26%	14% – 16%	N/A

(a) Term contract pricing in the coastal market are contingent on various factors including geographic location, vessel capacity, vessel type, and product serviced.

There were no coastal marine transportation contracts scheduled for renewal in the 2025 fourth quarter.

Effective January 1, 2025, annual escalators for labor and the producer price index on a number of inland multi-year contracts resulted in rate increases on those contracts in the 3% to 5% range, excluding fuel.

The 2025 marine transportation operating margin was 19.3% compared to 19.0% for 2024.

Distribution and Services

The Company, through KDS, provides equipment, after-market parts and services for power generation systems in applications that include behind the meter power systems and emergency backup systems, after-market and genuine replacement parts and services for engines, transmissions, reduction gears, electric motors, drives, and controls, specialized electrical distribution and controls systems, and related equipment used in power generation, marine, on-highway, oilfield services, and other industrial applications. The Company also rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of industrial markets. The Company also manufactures and remanufactures specialized equipment, including pressure pumping units and electric fracturing systems, electric power generation equipment, and specialized electrical distribution and control equipment for data centers, oilfield service, railroad and other industrial customers. The Company sells and manufactures various products used in oil and gas and industrial applications, including those used in hydraulic fracturing and refrigeration systems that, as compared to conventional offerings, reduce emissions. These products made up approximately 20% of KDS's revenues in 2025.

During 2025, KDS generated 42% of the Company's revenues, of which 83% was generated from service and parts and 17% from manufacturing. The results of KDS are largely influenced by cycles of the power generation, marine, on-highway, oilfield service industry and oil and gas operator and producer markets, and other industrial markets.

Distribution and services revenues for 2025 increased 6% compared to 2024 and operating income increased 20% compared to 2024. In the commercial and industrial market, revenues increased 5% in 2025 compared to 2024 primarily due to higher business levels in marine repair. For both 2025 and 2024, the commercial and industrial market contributed 46% of the distribution and services revenues.

In the power generation market, revenues increased 26% compared to 2024 due to increased demand for backup, prime power and critical power applications. For 2025 and 2024, the power generation market contributed 43% and 36%, respectively, of the distribution and services revenues.

In the oil and gas market, revenues declined 32% compared to 2024 due to lower levels of conventional oilfield activity which resulted in decreased demand for new transmissions and parts, partially offset by deliveries of electric fracturing equipment. For 2025 and 2024, the oil and gas market contributed 11% and 18%, respectively, of the distribution and services revenues.

The distribution and services operating margin for 2025 was 9.2% compared to 8.0% for 2024.

Outlook

Overall, the Company expects to deliver improved financial results in 2026. In KMT, barge utilization and customer demand remain stable. In KDS, growth in the power generation market is expected to offset softness in oil and gas markets, and the continuing trucking recession impacting the on-highway service and repair business. The Company remains mindful of the ever-changing economic landscape related to the possible impact of high interest rates, tariffs, and possible recessionary headwinds as it moves through 2026.

In 2026, the inland marine transportation market is expected to experience positive market dynamics due to limited new barge construction. The Company expects barge utilization rates to remain steady for the year with continued improvement in pricing as the year progresses. The Company also continues to see inflationary pressures and there remains an acute mariner shortage in the industry which continues to drive up labor costs. These pressures, along with the increasing cost of equipment, should continue to put upward pressure on spot and term contract prices. The coastal marine transportation market is also expected to see very favorable market conditions in 2026. The coastal marine transportation market should experience steady customer demand keeping barge utilization at high levels with improving rates as the availability of equipment remains limited across the industry. There are no coastal barges currently under construction. The Company does expect more shipyard days in the coastal marine transportation market as compared to 2025.

The Company expects stable growth in KDS in 2026 as near-term volatility from supply issues, customers deferring maintenance, and lower overall levels of activity in the oil and gas market are offset by increased orders in the power generation market. In commercial and industrial, the demand outlook in marine repair remains steady while on-highway service and repair remains soft but has shown some recent modest improvement. In power generation, the Company anticipates continued strong growth in orders as data center demand and the need for backup power continues to be strong. In oil and gas, the Company expects revenues to be down as the transition from conventional diesel hydraulic fracturing to electric hydraulic fracturing continues to take place. The Company anticipates extended lead times and supply delays for certain original equipment manufacturer products to continue throughout 2026.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis based on a combination of historical information and various other assumptions that are believed to be reasonable under the particular circumstances. Actual results may differ from these estimates based on different assumptions or conditions. The Company believes the critical accounting policies that most impact the consolidated financial statements are described below. It is also suggested that the Company's significant accounting policies, as described in the Company's financial statements in Note 1, Summary of Significant Accounting Policies, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Property, Maintenance and Repairs. Property is recorded at cost; improvements and betterments are capitalized as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the individual assets. When property items are retired, sold, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts with any gain or loss on the disposition included in the statement of earnings. Maintenance and repairs on vessels built for use on the inland waterways are charged to operating expense as incurred and includes the costs incurred in USCG inspections unless the shipyard extends the life, improves the operating capacity of the vessel, or replaces significant components of the vessel which results in the costs being capitalized. The Company's ocean-going vessels are subject to regulatory drydocking requirements after certain periods of time to be inspected, have planned major maintenance performed and be recertified by the ABS. These recertifications generally occur twice in a five-year period. The Company defers the drydocking expenditures incurred on its ocean-going vessels due to regulatory marine inspections by the ABS and amortizes the costs of the shipyard over the period between drydockings, generally 30 or 60 months, depending on the type of major maintenance performed. Drydocking expenditures that extend the life, improve the operating capability of the vessel, or replace significant components of the vessel result in the costs being capitalized. Routine repairs and maintenance on ocean-going vessels are expensed as incurred. Interest is capitalized on the construction of new vessels.

The Company performs an impairment assessment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. If a triggering event is identified, the Company compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to result from the use of the asset group. If the carrying amount of the asset group exceeds the estimated undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group to its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There are many assumptions and estimates underlying the determination of an impairment event or loss, if any. The assumptions and estimates include, but are not limited to, estimated fair market value of the assets and estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used, and estimated salvage values. Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Goodwill. The excess of the purchase price over the fair value of identifiable net assets acquired in transactions accounted for as a purchase is included in goodwill. Management monitors the recoverability of goodwill on an annual basis, or whenever events or circumstances indicate that interim impairment testing is necessary. The amount of goodwill impairment, if any, is typically measured based on projected discounted future operating cash flows using an appropriate discount rate and valued based on the excess of a reporting unit's carrying amount over its fair value, incorporating all tax impacts caused by the recognition of the impairment loss. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. There are many assumptions and estimates underlying the determination of an impairment event or loss, if any. Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce a materially different result.

Acquisitions

On October 14, 2025, the Company purchased certain assets from an undisclosed seller in support of the KDS segment for $9.3 million in cash. The assets consisted of inventory and an authorized distributorship for EMD Power Products ("EMD") for certain geographic regions including Mexico, Central America, the northern part of South America and the Caribbean islands.

On August 7, 2025, the Company purchased two inland tank barges and one towboat from an undisclosed seller for $9.2 million in cash.

On March 27, 2025, the Company purchased 14 inland tank barges with a total capacity of 364,000 barrels, including four specialty barges, and four high horsepower towboats from an undisclosed seller for $97.3 million in cash. The 14 tank barges, including four specialty barges, transport petrochemicals and refined products on the Mississippi River System and Gulf Intracoastal Waterway. The average age of the 14 barges was 16 years.

On December 31, 2024, the Company purchased an inland tank barge from a leasing company for $2.7 million in cash. The Company had been leasing the barge prior to purchase.

On December 30, 2024, the Company purchased three inland tank barges from an undisclosed seller for $9.9 million in cash.

On May 15, 2024, the Company completed the purchase of 13 inland tank barges, with a total capacity of 347,000 barrels, and two high horsepower towboats from an undisclosed seller for $65.2 million in cash. The 13 tank barges, including three specialty barges, transport petrochemicals and refined products on the Mississippi River System and Gulf Intracoastal Waterway. The average age of the 13 barges was 15 years.

On July 14, 2023, the Company purchased 23 inland tank barges with a total capacity of 265,000 barrels from an undisclosed seller for $37 million in cash. The 23 tank barges transport petrochemicals and refined products on the Mississippi River System and the Gulf Intracoastal Waterway. The average age of the 23 barges was 14 years.

The Company purchased four inland tank barges from a leasing company for $0.5 million in cash during the 2023 third quarter. The Company had been leasing the barges prior to the purchase.

Financing of these purchases and acquisitions was through borrowings under the Company's Revolving Credit Facility and cash provided by operating activities.

Results of Operations

The following table sets forth the Company's marine transportation and distribution and services revenues and the percentage of each to total revenues for the comparable periods (dollars in thousands):

	2025	%	2024	%	2023	%
	Year Ended December 31,					
Marine transportation	$ 1,935,305	58%	$ 1,913,050	59%	$ 1,721,937	56%
Distribution and services	1,428,745	42	1,352,826	41	1,369,703	44
	$ 3,364,050	100%	$ 3,265,876	100%	$ 3,091,640	100%

Marine Transportation

The following table sets forth a year over year comparison of KMT's revenues, costs and expenses, operating income and operating margins (dollars in thousands):

	2025	2024	% Change	2023	% Change
	Year Ended December 31,				
Marine transportation revenues	$ 1,935,305	$ 1,913,050	1%	$ 1,721,937	11%
Costs and expenses:					
Costs of sales and operating expenses	1,175,628	1,188,794	(1)	1,136,526	5
Selling, general and administrative	144,563	137,057	5	134,641	2
Taxes, other than on income	26,749	26,476	1	27,602	(4)
Depreciation and amortization	213,907	197,347	8	184,225	7
	1,560,847	1,549,674	1	1,482,994	4
Operating income	$ 374,458	$ 363,376	3%	$ 238,943	52%
Operating margins	19.3%	19.0%		13.9%	

The following table shows the marine transportation markets serviced by the Company, the marine transportation revenue distribution, products moved and the drivers of the demand for the products the Company transports:

Markets Serviced	2025 Revenue Distribution	Products Moved	Drivers
Petrochemicals	48%	Benzene, Styrene, Methanol, Acrylonitrile, Xylene, Naphtha, Caustic Soda, Butadiene, Propylene	Consumer non-durables — 70% Consumer durables — 30%
Black Oil	26%	Residual Fuel Oil, Coker Feedstock, Vacuum Gas Oil, Asphalt, Carbon Black Feedstock, Crude Oil, Natural Gas Condensate, Ship Bunkers	Fuel for Power Plants and Ships, Feedstock for Refineries, Road Construction
Refined Petroleum Products	23%	Gasoline, No. 2 Oil, Jet Fuel, Heating Oil, Diesel Fuel, Ethanol	Vehicle Usage, Air Travel, Weather Conditions, Refinery Utilization
Agricultural Chemicals	3%	Anhydrous Ammonia, Nitrogen-Based Liquid Fertilizer, Industrial Ammonia	Corn, Cotton and Wheat Production, Chemical Feedstock Usage

2025 Compared to 2024

Marine Transportation Revenues

KMT's revenues for 2025 increased 1% compared to 2024 and operating income increased 3%, compared to 2024. The increase in revenues for 2025 was primarily due to higher term pricing in the coastal market and higher term and spot pricing in the inland market during the 2025 first half, partially offset by lower fuel rebills in both the inland and coastal markets. The increase in operating income for 2025 as compared to 2024 was primarily due to higher term pricing in the coastal market and higher term and spot pricing in the inland market over the 2025 first half, partially offset by lower barge utilization and moderating prices in the inland market in the 2025 second half. For 2025 and 2024, the inland tank barge fleet contributed 80% and 81%, respectively, and the coastal fleet contributed 20% and 19%, respectively, of marine transportation revenues.

Inland tank barge utilization levels in 2025 were flat as compared to 2024, ranging from the low to mid-90% range during both the 2025 first and second quarters, and mid-80% range during the 2025 third quarter, and the mid to high 80% range during the 2025 fourth quarter. Lighter feedstock mix for refinery and chemical customers and fewer barges undergoing maintenance across the industry impacted utilization in the 2025 third quarter. During 2024, inland tank barge utilization levels ranged from the low to mid-90% range during both the 2024 first and second quarters and the 90% range during both the 2024 third and fourth quarters. Coastal tank barge utilization levels during both 2025 and 2024 averaged in the mid to high 90% range.

The petrochemical market, the Company's largest market, contributed 48% of marine transportation revenues for 2025, reflecting steady rates, volumes and utilization from Gulf Coast petrochemical plants.

The black oil market, which contributed 26% of marine transportation revenues for 2025, reflecting stable demand as refinery utilization and production levels of refined petroleum products and fuel oils increased. During 2025, the Company transported crude oil and natural gas condensate produced from major U.S. shale basins along the Gulf Intracoastal Waterway with inland vessels and in the Gulf of America with coastal equipment. Additionally, the Company transported volumes of Utica natural gas condensate downriver from the Mid-Atlantic to the Gulf Coast.

The refined petroleum products market, which contributed 23% of marine transportation revenues for 2025, reflected stable volumes in the inland market with steady refinery utilization and product levels.

The agricultural chemical market, which contributed 3% of marine transportation revenues for 2025, reflected stable demand for transportation of both domestically produced and imported products.

Inland operations incurred 11,410 delay days in 2025, 1% fewer than the 11,583 delay days that occurred during 2024. Delay days measure the lost time incurred by a tow (towboat and one or more tank barges) during transit when the tow is stopped due to weather, lock conditions, or other navigational factors. Delay days reflected very favorable seasonal weather and improved navigational conditions in the 2025 third quarter, and poor operating conditions due to heavy wind and fog along the Gulf Coast and lock delays during the 2025 and 2024 first quarters.

Approximately 70% of the inland marine transportation revenues were under term contracts and 30% were under spot contracts in 2025. Approximately 65% of the inland marine transportation revenues were under term contracts and 35% were under spot contracts in 2024. Term contracts provide the operations with a reasonably predictable revenue stream. Inland time charters, which help insulate the Company from revenue fluctuations caused by weather and navigational delays and temporary market declines, represented 59% of the inland revenues under term contracts during 2025 and 61% in 2024. During 2025 and 2024, approximately 100% and 99%, respectively, of coastal revenues were under term contracts and none and 1%, respectively, were under spot contracts. Coastal time charters represented approximately 100% and 98% of coastal revenues under term contracts during 2025 and 2024, respectively. Term contracts have contract terms of 12 months or longer, while spot contracts have contract terms of less than 12 months.

The following table summarizes the average range of pricing changes in term and spot contracts renewed during 2025 compared to contracts renewed during the corresponding quarter of 2024:

| | Three Months Ended | | | |
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Inland market:				
Term	3% – 5%	2% – 4%	0% – 2%	(3)% – (5)%
Spot	6% – 8%	6% – 8%	(2)% – (4)%	(4)% – (6)%
Coastal market (a):				
Term	24% – 26%	24% – 26%	14% – 16%	N/A

(a) Term contract pricing in the coastal market are contingent on various factors including geographic location, vessel capacity, vessel type, and product serviced.

There were no coastal marine transportation contracts scheduled for renewal in the 2025 fourth quarter.

Effective January 1, 2025, annual escalators for labor and the producer price index on a number of inland multi-year contracts resulted in rate increases on those contracts in the 3% to 5% range, excluding fuel.

Marine Transportation Costs and Expenses

Total costs and expenses for 2025 increased 1% compared to 2024. Costs of sales and operating expenses for 2025 decreased 1% compared to 2024 primarily reflecting lower fuel costs which was partially offset by inflationary cost pressures including salary and wage increases that went into effect on July 1, 2025.

The inland marine transportation fleet operated an average of 279 towboats during 2025, of which an average of 69 were chartered, compared to 285 during 2024, of which an average of 70 were chartered. The decrease was primarily due to lower business activity levels in the second half of 2025. Generally, variability in demand or anticipated demand, as tank barges are added to or removed from the fleet, as chartered towboat availability changes, or as weather or water conditions dictate, the Company charters in or releases chartered towboats in an effort to balance horsepower needs with current requirements. The Company has historically used chartered towboats for approximately one-fourth of its horsepower requirements.

Inland operations consumed 49.3 million gallons of diesel fuel in 2025 compared to 46.8 million gallons consumed during 2024. The average price per gallon of diesel fuel consumed during 2025 was $2.47 per gallon compared to $2.66 per gallon for 2024. Fuel escalation and de-escalation clauses are typically included in term contracts and are designed to rebate fuel costs when prices decline and recover additional fuel costs when fuel prices rise; however, there is generally a 30 to 120 day delay before contracts are adjusted. Spot contracts do not have escalators for fuel.

Selling, general and administrative expenses for 2025 increased 5% compared to 2024 due to inflationary cost pressures, including higher medical costs, and salary and wage increases that went into effect on July 1, 2025.

Depreciation and amortization for 2025 increased 8% compared to 2024. The increase was primarily due to capital additions and equipment acquisitions during 2025 and 2024.

Marine Transportation Operating Income and Operating Margins

KMT operating income for 2025 increased 3% compared to 2024. The operating margin was 19.3% for 2025 compared to 19.0% for 2024. The increase in operating income and operating margin were primarily due to higher term pricing in the coastal market and higher spot and term pricing in the inland market over the 2025 first half, partially offset by lower barge utilization and moderating prices in the inland market in the 2025 second half.

Distribution and Services

The following table sets forth a year over year comparison of KDS's revenues, costs and expenses, operating income and operating margins (dollars in thousands):

	Year Ended December 31,				
	2025	2024	% Change	2023	% Change
Distribution and services revenues	$ 1,428,745	$ 1,352,826	6%	$ 1,369,703	(1)%
Costs and expenses:					
Costs of sales and operating expenses	1,045,421	1,008,008	4	1,040,905	(3)
Selling, general and administrative	200,860	192,439	4	187,424	3
Taxes, other than on income	8,776	8,329	5	7,051	18
Depreciation and amortization	42,936	35,448	21	19,842	79
	1,297,993	1,244,224	4	1,255,222	(1)
Operating income	$ 130,752	$ 108,602	20%	$ 114,481	(5)%
Operating margins	9.2%	8.0%		8.4%	

The following table shows the markets serviced by the Company, the revenue distribution, and the customers for each market:

Markets Serviced	2025 Revenue Distribution	Customers
Commercial and Industrial	46%	Inland River Carriers — Dry and Liquid, Offshore Towing — Dry and Liquid, Offshore Oilfield Services — Drilling Rigs & Supply Boats, Harbor Towing, Dredging, Great Lakes Ore Carriers, Pleasure Crafts, On and Off-Highway Transportation, Pumping Stations, Mining
Power Generation	43%	Power Generation & Standby Power Generation Equipment, Power Generation Rentals & Related Service, Data Centers
Oil and Gas	11%	Oilfield Services, Oil and Gas Operators and Producers

2025 Compared to 2024

Distribution and Services Revenues

KDS revenues for 2025 increased 6% compared to 2024. In the commercial and industrial market, revenues increased 5% in 2025 compared to 2024 primarily due to higher business levels in marine repair. For both 2025 and 2024, the commercial and industrial market contributed 46% of the distribution and services revenues.

In the power generation market, revenues increased 26% compared to 2024 due to increased demand for backup, prime power and critical power applications. For 2025 and 2024, the power generation market contributed 43% and 36%, respectively, of the distribution and services revenues.

In the oil and gas market, revenues declined 32% compared to 2024 due to lower levels of conventional oilfield activity which resulted in decreased demand for new transmissions and parts, partially offset by deliveries of electric fracturing equipment. For 2025 and 2024, the oil and gas market contributed 11% and 18%, respectively, of the distribution and services revenues.

Distribution and Services Costs and Expenses

Total costs and expenses for 2025 increased 4% compared to 2024 reflecting higher deliveries of power generation equipment and higher business activity levels in marine repair and salary and wage increases that went into effect July 1, 2025, partially offset by lower on-highway and conventional oilfield activity.

Selling, general and administrative expenses for 2025 increased 4% compared to 2024. The increase reflected higher business activity levels, inflationary cost pressures, including higher medical costs, and salary and wage increases that went into effect July 1, 2025.

Depreciation and amortization for 2025 increased 21% compared to 2024. The increase was primarily due to capital additions during 2025 and 2024 including additions to the equipment rental fleet.

Distribution and Services Operating Income and Operating Margins

Operating income for KDS for 2025 increased 20% compared to 2024. The operating margin was 9.2% for 2025 compared to 8.0% for 2024. The results reflect increased demand in power generation from data centers and prime power customers, higher marine repair activity, and deliveries of electric fracturing equipment, partially offset by lower conventional oilfield activity.

General Corporate Expenses

General corporate expenses for 2025, 2024, and 2023 were $13.7 million, $18.8 million and $23.3 million, respectively. General corporate expenses were lower in 2025 compared to 2024 primarily due to lower insurance costs.

Gain on Disposition of Assets

The Company reported net gains on disposition of assets of $4.8 million, $2.2 million, and $5.0 million in 2025, 2024, and 2023, respectively. The net gains were predominantly from the sales or retirements of marine equipment.

Other Income and Expenses

The following table sets forth a year over year comparison of impairments and other charges, other income, noncontrolling interests, and interest expense (dollars in thousands):

	\$ 2025	\$ 2024	% Change	\$ 2023	% Change
	Year Ended December 31,				
Impairments	$ —	$ (56,303)	(100)%	$ —	(N/A)
Other income	$ 21,455	$ 12,795	68%	$ 11,041	16%
Noncontrolling interests	$ (846)	$ (189)	348%	$ 30	730%
Interest expense	$ (46,327)	$ (49,129)	(6)%	$ (52,008)	(6)%

Impairments

For 2024, impairments included a $56.3 million before taxes, $43.0 million after taxes, or $0.74 per share non-cash impairment charge in the KDS segment primarily associated with conventional diesel fracturing equipment inventory.

Other Income

Other income for 2025, 2024, and 2023 includes income of $18.2 million, $10.2 million and $4.8 million, respectively, for all components of net benefit costs except the service cost component related to the Company's defined benefit plans.

Interest Expense

The following table sets forth average debt and average interest rate (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Average debt	$ 1,041,670	$ 1,025,644	$ 1,088,851
Average interest rate	4.5%	4.7%	4.7%

Interest expense for 2025 decreased 6% compared to 2024, primarily due to a lower average interest rate, partially offset by higher average debt outstanding during 2025. Interest expense for 2025 excludes capitalized interest of $1.0 million. There was no capitalized interest excluded from interest expense during 2024 and 2023.

Provision for Taxes on Income

Provision for taxes on income for 2025 increased 53% compared to 2024, primarily due to improved earnings before taxes on income as a result of increased business activity levels. The Company's 2024 results also included a $10.9 million one-time deferred tax credit related to a change in Louisiana tax law and a deferred tax credit of $13.3 million related to the KDS impairment charge.

Financial Condition, Capital Resources and Liquidity

Balance Sheet

The following table sets forth a year over year comparison of the significant components of the balance sheets (dollars in thousands):

	December 31,				
	2025	2024	% Change	2023	% Change
Assets:					
Current assets	$ 1,077,855	$ 1,068,559	1%	$ 1,135,161	(6)%
Property and equipment, net	4,098,058	4,022,966	2	3,861,105	4
Operating lease right-of-use assets	193,276	158,990	22	152,216	4
Investment in affiliates	3,188	2,900	10	2,576	13
Goodwill	438,748	438,748	—	438,748	—
Other intangibles, net	30,165	34,406	(12)	42,927	(20)
Other assets	166,755	125,383	33	89,464	40
	$ 6,008,045	$ 5,851,952	3%	$ 5,722,197	2%
Liabilities and stockholders' equity:					
Current liabilities	$ 706,524	$ 734,753	(4)%	$ 675,795	9%
Long-term debt, net — less current portion	911,924	866,722	5	1,008,527	(14)
Deferred income taxes	826,373	739,472	12	696,557	6
Operating lease liabilities — less current portion	169,854	148,170	15	138,811	7
Other long-term liabilities	10,577	9,587	10	15,830	(39)
Total equity	3,382,793	3,353,248	1	3,186,677	5
	$ 6,008,045	$ 5,851,952	3%	$ 5,722,197	2%

2025 Compared to 2024

Current assets as of December 31, 2025 increased 1% compared to December 31, 2024. Trade accounts receivable decreased 3% primarily due to strong collections activity during 2025. Accounts receivable – other increased 48% due to a federal income tax receivable associated with the One Big Beautiful Bill Act ("OBBBA"). Inventories – net increased by 1% primarily due to the impact of higher business activity levels in KDS. Prepaid expenses and other current assets decreased 9% primarily due to lower prepaid fuel due to a decrease in the price of diesel fuel.

Property and equipment, net of accumulated depreciation, at December 31, 2025 increased 2% compared to December 31, 2024. The increase reflected $250.3 million of capital additions (including accrued capital expenditures) and $106.5 million of equipment acquisitions, partially offset by $255.4 million of depreciation expense and $26.3 million of property disposals, more fully described under Cash Flows and Capital Expenditures below.

Operating lease right-of-use assets as of December 31, 2025 increased 22% compared to December 31, 2024, primarily due to new leases acquired, partially offset by lease amortization expense.

Other intangibles, net, as of December 31, 2025 decreased 12% compared to December 31, 2024, primarily due to amortization, partially offset by intangible assets acquired during 2025.

Other assets as of December 31, 2025 increased 33% compared to December 31, 2024, primarily due to an increase in pension assets as a result of an improved funded status and additional deferred major drydock expenditures incurred during 2025, partially offset by amortization of drydock expenditures.

Current liabilities as of December 31, 2025 decreased 4% compared to December 31, 2024. Accounts payable decreased 13%, primarily due to timing of shipyard payments. Income taxes payable decreased 100% due to the timing of federal income tax payments. Deferred revenues increased 14%, primarily due to deposits on equipment expected to be shipped in 2026 in KDS.

Long-term debt, net – less current portion, as of December 31, 2025, increased 5% compared to December 31, 2024, primarily reflecting net borrowings on the 2027 Revolving Credit Facility.

Deferred income taxes as of December 31, 2025 increased 12% compared to December 31, 2024, primarily reflecting the 2025 deferred tax provision of $82.5 million.

Operating lease liabilities – less current portion, as of December 31, 2025 increased 15% compared to December 31, 2024, primarily due to new leases acquired and liability accretion, partially offset by lease payments made.

Other long-term liabilities as of December 31, 2025 increased 10% compared to December 31, 2024, primarily due to an increase in deferred compensation accruals.

Total equity as of December 31, 2025 increased 1% compared to December 31, 2024, primarily due to net earnings attributable to Kirby of $354.6 million and other comprehensive income of $15.2 million for 2025, partially offset by treasury stock purchases of $354.2 million.

Retirement Plans

The Company sponsors a defined benefit plan (the "Kirby Pension Plan") for its inland vessel personnel and shore based tankermen. The plan benefits are based on an employee's years of service and compensation. The plan assets consist primarily of equity and fixed income securities. The Company's pension plan funding strategy is to make annual contributions in amounts equal to or greater than amounts necessary to meet minimum government funding requirements. No pension contributions to that plan were made in 2025, 2024 or 2023.

On April 12, 2017, the Company amended the Kirby Pension Plan to cease all benefit accruals for periods after May 31, 2017 for certain participants. Participants grandfathered and not impacted were those, as of the close of business on May 31, 2017, who either (a) had completed 15 years of pension service or (b) had attained age 50 and completed 10 years of pension service. Participants non-grandfathered are eligible to receive discretionary 401(k) plan contributions.

On February 14, 2018, with the acquisition of Higman Marine, Inc. ("Higman"), the Company assumed Higman's pension plan (the "Higman Pension Plan") for its inland vessel personnel and office staff. On March 27, 2018, the Company amended the Higman Pension Plan to close it to all new entrants and cease all benefit accruals for periods after May 15, 2018 for all participants. The Company made contributions to the Higman Pension Plan of $1.2 million, $1.7 million and $8.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The aggregate fair value of plan assets of the Company's pension plans was $461.2 million and $411.4 million at December 31, 2025, and 2024, respectively.

The Company's investment strategy focuses on total return on invested assets (capital appreciation plus dividend and interest income). The primary objective in the investment management of assets is to achieve long-term growth of principal while avoiding excessive risk. Risk is managed through diversification of investments within and among asset classes, as well as by investing in asset classes offering sufficient liquidity and trading history.

The Company makes various assumptions when determining defined benefit plan costs including, but not limited to, the current discount rate and the expected long-term return on plan assets. Discount rates are determined annually and are based on a yield curve that consists of a hypothetical portfolio of high quality corporate bonds with maturities matching the projected benefit cash flows. The Company used discount rates of 5.5% for the Kirby Pension Plan and 5.7% for the Higman Pension Plan in 2025 and 5.7% for both the Kirby Pension Plan and Higman Pension Plan in 2024. The Company estimates that every 0.1% decrease in the discount rate results in an increase in the accumulated benefit obligation ("ABO") of approximately $4.1 million. The Company assumed that plan assets would generate a long-term rate of return of 6.75% in both 2025 and 2024. The Company developed its expected long-term rate of return assumption by evaluating input from investment consultants and comparing historical returns for various asset classes with its actual and targeted plan investments. The Company believes that long-term asset allocation, on average, will approximate the targeted allocation.

Long-Term Financing

The following table summarizes the Company's outstanding debt (in thousands):

		December 31,		
		2025		2024
Long-term debt, including current portion:				
Revolving Credit Facility due July 29, 2027 (a)	$	45,000	$	—
Term Loan due July 29, 2027 (a)		70,000		70,000
4.2% senior notes due March 1, 2028		500,000		500,000
3.46% senior notes due January 19, 2033		60,000		60,000
3.51% senior notes due January 19, 2033		240,000		240,000
Credit line due June 30, 2026		—		—
Bank notes payable		7,357		8,226
		922,357		878,226
Unamortized debt discount and issuance costs (b)		(3,076)		(3,278)
	$	919,281	$	874,948

(a) Variable interest rate of 5.0% and 5.6% at December 31, 2025 and 2024, respectively.

(b) Excludes $1.0 million attributable to the 2027 Revolving Credit Facility included in other assets at December 31, 2024.

At the beginning of 2022, the Company had an amended and restated credit agreement (the "2024 Credit Agreement") with a group of commercial banks, with JPMorgan Chase Bank, N.A. as the administrative agent bank, that allowed for an $850 million unsecured revolving credit facility (the "2024 Revolving Credit Facility") and an unsecured term loan (the "2024 Term Loan") with a maturity date of March 27, 2024. The 2024 Term Loan was prepayable, in whole or in part, without penalty.

On July 29, 2022, the Company entered into a new credit agreement (the "2027 Credit Agreement") with a group of commercial banks, with JPMorgan Chase Bank, N.A. as the administrative agent bank that allows for a $500 million unsecured revolving credit facility (the "2027 Revolving Credit Facility") and a $250 million unsecured term loan (the "2027 Term Loan") with a maturity date of July 29, 2027. The 2027 Credit Agreement replaced the 2024 Credit Agreement. In conjunction with entering into the 2027 Credit Agreement, on July 29, 2022, the Company borrowed $35 million under the 2027 Revolving Credit Facility and $250 million under the 2027 Term Loan to repay borrowings under the 2024 Term Loan. In the fourth quarter of 2022, the Company repaid $80 million under the 2027 Term Loan prior to scheduled maturities. In the fourth quarter of 2024, the Company repaid $100 million under the 2027 Term Loan prior to scheduled maturities. As a result, no repayments are required until March 31, 2027. Outstanding letters of credit under the 2027 Revolving Credit Facility were $6,000 and available borrowing capacity was $455 million as of December 31, 2025.

The 2027 Term Loan is repayable in quarterly installments, with no repayments until March 31, 2027, in increasing percentages of the original principal amount of the loan, with the remaining unpaid balance of approximately $43.8 million payable upon maturity, assuming no further prepayments. The 2027 Term Loan is prepayable, in whole or in part, without penalty. The 2027 Credit Agreement provides for a variable interest rate based on the Secured Overnight Financing Rate ("SOFR") or a base rate calculated with reference to the prime rate quoted by The Wall Street Journal, the Federal Reserve Bank of New York Rate plus 0.5%, or the adjusted SOFR rate for a one month interest period plus 1.0%, among other factors (the "Alternate Base Rate"). The interest rate varies with the Company's credit rating and is currently 137.5 basis points over SOFR or 37.5 basis points over the Alternate Base Rate. The 2027 Credit Agreement contains certain financial covenants including an interest coverage ratio and debt-to-capitalization ratio. In addition to financial covenants, the 2027 Credit Agreement contains covenants that, subject to exceptions, restrict debt incurrence, mergers and acquisitions, sales of assets, dividends and investments, liquidations and dissolutions, capital leases, transactions with affiliates, and changes in lines of business. The 2027 Credit Agreement specifies certain events of default, upon the occurrence of which the maturity of the outstanding loans may be accelerated, including the failure to pay principal or interest, violation of covenants and default on other indebtedness, among other events. Borrowings under the 2027 Credit Agreement may be used for general corporate purposes including acquisitions. The 2027 Revolving Credit Facility includes a $25 million commitment which may be used for standby letters of credit.

The Company has $500 million of 4.2% senior unsecured notes due March 1, 2028 (the "2028 Notes") with U.S. Bank National Association, as trustee. No principal payments are required until maturity. Interest payments of $10.5 million are due semi-annually on March 1 and September 1 of each year. The 2028 Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The 2028 Notes contain certain covenants on the part of the Company, including covenants relating to liens, sale-leasebacks, asset sales and mergers, among others. The 2028 Notes also specify certain events of default, upon the occurrence of which the maturity of the notes may be accelerated, including failure to pay principal and interest, violation of covenants or default on other indebtedness, among others.

On February 3, 2022, the Company entered into a note purchase agreement for the issuance of $300 million of unsecured senior notes with a group of institutional investors, consisting of $60 million of 3.46% series A notes ("Series A Notes") and $240 million of 3.51% series B notes ("Series B Notes"), each due January 19, 2033 (collectively, the "2033 Notes"). The Series A Notes were issued on October 20, 2022, and the Series B Notes were issued on January 19, 2023. No principal payments will be required until maturity. Beginning in 2023, interest payments of $5.3 million will be due semi-annually on January 19 and July 19 of each year, with the exception of the first payment on January 19, 2023, which was $0.5 million. The 2033 Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The 2033 Notes contain certain covenants on the part of the Company, including an interest coverage covenant, a debt-to-capitalization covenant, and covenants relating to liens, asset sales and mergers, among others. The 2033 Notes also specify certain events of default, upon the occurrence of which the maturity of the notes may be accelerated, including failure to pay principal and interest, violation of covenants or default on other indebtedness, among others. The 3.29% unsecured senior notes due February 27, 2023 (the "2023 Notes") were repaid using a combination of the proceeds from the issuance of the 2033 Notes and availability under the 2027 Revolving Credit Facility.

The Company has a $15.0 million line of credit ("Credit Line") with Bank of America, N.A. ("Bank of America") for short-term liquidity needs and letters of credit, with a maturity date of June 30, 2026. The Credit Line allows the Company to borrow at an interest rate agreed to by Bank of America and the Company at the time each borrowing is made or continued. Outstanding letters of credit under the $15.0 million credit line were $6.8 million and available borrowing capacity was $8.2 million as of December 31, 2025.

The Company also had $7.4 million and $8.2 million of short-term unsecured loans outstanding, as of December 31, 2025 and 2024, respectively, related to its Colombia operations.

As of December 31, 2025, the Company was in compliance with all covenants under its debt instruments. For additional information about the Company's debt instruments, see Note 5, Long-Term Debt.

Cash Flow and Capital Expenditures

The Company generated net cash provided by operating activities of $670.2 million, $756.5 million, and $540.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. The 11% decrease in 2025 as compared to 2024 was primarily due to the timing of accounts receivable collections, accounts payable payments and federal income tax payments, as well as an increase in inventories in 2025, partially offset by increased net earnings. The increase in inventories was due to the impact of higher business activity levels and efforts to manage supply in KDS resulting in the buildup of inventory for projects, mainly due to power generation orders, which are scheduled to be delivered in 2026. The increase in net earnings was driven by higher term contract pricing in the KMT coastal market and improved KDS business activity levels in the commercial and industrial and power generation markets.

During 2025, 2024, and 2023, the Company generated cash of $31.0 million, $20.4 million, and $26.1 million, respectively, from proceeds from the disposition of assets, and $4.9 million, $9.4 million, and $4.2 million, respectively, from proceeds from the exercise of stock options.

For 2025, cash generated was used for capital expenditures of $264.5 million, including $226.6 million associated with marine maintenance capital and improvements to existing inland and coastal marine equipment and facility improvements, as well as $37.9 million for growth spending in both segments. The Company also used $115.7 million for acquisitions of businesses and marine equipment, more fully described under Acquisitions above.

For 2024, cash generated was used for capital expenditures of $342.7 million, including $232.5 million associated with marine maintenance capital and improvements to existing inland and coastal marine equipment and facility improvements, as well as $110.2 million for growth spending in both segments. The Company also used $77.9 million for acquisitions of businesses and marine equipment, more fully described under Acquisitions above.

Treasury Stock Purchases

During 2025, the Company purchased 3.7 million shares of its common stock for $354.2 million, at an average price of $96.27 per share. Subsequent to December 31, 2025 and through February 13, 2026, the Company purchased an additional 0.2 million shares of its common stock for $28.5 million, at an average price of $120.22 per share. During 2024, the Company purchased 1.6 million shares of its common stock for $174.6 million, at an average price of $106.40 per share. During 2023, the Company purchased 1.5 million shares of its common stock for $112.8 million, at an average price of $75.95 per share. On September 8, 2025, the Board approved an eight million share increase in the Company's purchase authorization. As of February 13, 2026, the Company had approximately 7.0 million shares available under its existing purchase authorizations. Historically, treasury stock purchases have been financed through operating cash flows and borrowings under the Company's Revolving Credit Facility. The Company is authorized to purchase its common stock on the New York Stock Exchange and in privately negotiated transactions. When purchasing its common stock, the Company is subject to price, trading volume and other market considerations. Shares purchased may be used for reissuance upon the exercise of stock options or the granting of other forms of incentive compensation, in future acquisitions for stock or for other appropriate corporate purposes. For more information about stock purchases in the 2025 fourth quarter, see Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Liquidity and Capital Resources

Funds generated from operations are available for acquisitions, capital expenditure projects, common stock purchases, repayments of borrowings and for other corporate and operating requirements. In addition to net cash flow provided by operating activities, as of February 13, 2026, the Company had cash and cash equivalents of $50.6 million, availability of $435 million under its Revolving Credit Facility and $8.2 million available under its Credit Line.

Neither the Company, nor any of its subsidiaries, is obligated on any debt instrument, swap agreement, or any other financial instrument or commercial contract which has a rating trigger, except for pricing grids on its 2027 Credit Agreement.

The Company expects to continue to be able to fund expenditures for acquisitions, capital construction projects, common stock purchases, repayment of borrowings, and for other operating requirements both in the short term and in the long term from a combination of available cash and cash equivalents, funds generated from operating activities, and available financing arrangements.

The 2027 Revolving Credit Facility's commitment is in the amount of $500 million, with $45 million currently outstanding at December 31, 2025, and expires July 29, 2027. The $500 million 4.2% senior unsecured notes do not mature until March 1, 2028 and require no prepayments. The 2033 Notes in the amount of $300 million do not mature until January 19, 2033 and require no prepayment. The 2027 Term Loan in the amount of $70 million is subject to quarterly installments, beginning March 31, 2027, in increasing percentages of the original principal amount of the loan, with the remaining unpaid balance of approximately $43.8 million payable on July 29, 2027, assuming no further prepayments. The 2027 Term Loan is prepayable, in whole or in part, without penalty.

There are numerous factors that may negatively impact the Company's cash flow in 2026. For a list of significant risks and uncertainties that could impact cash flows, see Note 14, Contingencies and Commitments in the financial statements, and Item 1A — Risk Factors. Amounts available under the Company's existing financing arrangements are subject to the Company continuing to meet the covenants of the credit facilities as described in Note 5, Long-Term Debt in the financial statements.

The Company has issued guaranties or obtained standby letters of credit and performance bonds supporting performance by the Company and its subsidiaries of contractual or contingent legal obligations of the Company and its subsidiaries incurred in the ordinary course of business. The aggregate notional value of these instruments is $30.2 million at December 31, 2025, including $11.3 million in letters of credit and $18.9 million in performance bonds. All of these instruments have an expiration date within two years. The Company does not believe demand for payment under these instruments is likely and expects no material cash outlays to occur in connection with these instruments.

The Company's marine transportation term contracts typically contain fuel escalation clauses, or the customer pays for the fuel. However, there is generally a 30 to 120 day delay before contracts are adjusted depending on the specific contract. In general, the fuel escalation clauses are effective over the long-term in allowing the Company to recover changes in fuel costs due to fuel price changes. However, the short-term effectiveness of the fuel escalation clauses can be affected by a number of factors including, but not limited to, specific terms of the fuel escalation formulas, fuel price volatility, navigating conditions, tow sizes, trip routing, and the location of loading and discharge ports that may result in the Company over or under recovering its fuel costs. The Company's spot contract rates generally reflect current fuel prices at the time the contract is signed but do not have escalators for fuel.

The Company currently leases various facilities and equipment under cancelable and noncancelable operating leases. Future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year are detailed in Note 6, Leases. Lease payments for towing vessels exclude non-lease components. The Company estimates that non-lease components comprise approximately 70% of charter rental costs, related to towboat crew costs, maintenance and insurance.

The Company's pension plan funding strategy is to make annual contributions in amounts equal to or greater than amounts necessary to meet minimum government funding requirements. The ABO is based on a variety of demographic and economic assumptions, and the pension plan assets' returns are subject to various risks, including market and interest rate risk, making an accurate prediction of the pension plan contribution difficult resulting in the Company electing to only make an expected pension contribution forecast of one year. As of December 31, 2025, the Company's pension plan funding was 142% of the pension plans' ABO, including the Higman pension plan. The Company expects to make additional pension contributions of $1.2 million in 2026.

The Company has certain mechanisms designed to help mitigate the impacts of rising costs. For example, KMT has long-term contracts which generally contain cost escalation clauses whereby certain costs, including fuel as noted above, can be largely passed through to its customers. Spot contract rates include the cost of fuel and are subject to market volatility. In KDS, the cost of major components for large manufacturing orders is secured with suppliers at the time a customer order is finalized, which somewhat limits exposure to inflation. To the extent possible, the Company also seeks to include contractual language to address recovery of increased costs related to tariffs in KDS. The repair portion of KDS is based on prevailing current market rates.

Accounting Standards

For a discussion of recently issued accounting standards, see Note 1, Summary of Significant Accounting Policies.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company is exposed to risk from changes in interest rates on certain of its outstanding debt. The outstanding loan balances under the Company's bank credit facilities bear interest at variable rates based on prevailing short-term interest rates in the United States and Europe. A 1% increase in variable interest rates would impact the 2025 interest expense by $1.2 million based on balances outstanding at December 31, 2025, and would change the fair value of the Company's debt by approximately 3.2%.

Item 8. *Financial Statements and Supplementary Data*

The response to this item is submitted as a separate section of this report (see Item 15, page 80 and pages 50 to 79 of this report).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures. The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 ("Exchange Act")), as of December 31, 2025, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2025, the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. KPMG LLP, the Company's independent registered public accounting firm, has audited the Company's internal control over financial reporting, as stated in their report which is included herein.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

There were no "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (as defined in Item 408 of Regulation S-K of the Exchange Act) adopted, modified or terminated during the 2025 fourth quarter by the Company's directors and Section 16 officers.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable

PART III

Items 10 Through 14.

The information for these items is incorporated by reference to the definitive proxy statement to be filed by the Company with the Commission pursuant to Regulation 14A within 120 days of the close of the fiscal year ended December 31, 2025, except for the information regarding executive officers which is provided under Item 1.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kirby Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kirby Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of potential impairment indicators for coastal marine transportation equipment

As discussed in Note 1 to the consolidated financial statements, the Company performs an impairment assessment when circumstances indicate that the carrying amount of its long-lived assets may not be recoverable. If a triggering event is identified, the Company compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to result from the use of the asset group. If the carrying amount of the asset group exceeds the estimated undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group to its estimated fair value. Recoverability of marine transportation equipment is assessed based on vessel classes. Marine Transportation equipment as of December 31, 2025, was $5,471,078,000, a portion of which related to coastal marine transportation equipment.

We identified the evaluation of potential impairment indicators for coastal marine transportation equipment as a critical audit matter. Evaluating the Company's judgments in determining whether there was a triggering event required a high degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to identify and assess triggering events that indicate that the carrying amount of coastal marine transportation equipment may not be recoverable. This included controls related to the consideration of contract pricing by vessel class and market conditions in the determination of a triggering event. We assessed the Company's identification of triggering events, including consideration of executed contract pricing and break-even costs by vessel class in addition to other certain qualitative considerations. We compared certain data used by the Company to relevant executed contracts, historical results, and analyst and industry reports. We evaluated the Company's responses related to the elements considered and whether the Company omitted any significant internal or external elements in its evaluation.

/s/ KPMG LLP

We have served as the Company's auditor since 1992.

Houston, Texas
February 17, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kirby Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Kirby Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
February 17, 2026

KIRBY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
	($ in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,775	$ 74,444
Accounts receivable:		
Trade — less allowance for doubtful accounts of $7,175 ($7,321 in 2024)	473,497	489,857
Other	69,622	46,888
Inventories — net	398,026	393,898
Prepaid expenses and other current assets	57,935	63,472
Total current assets	1,077,855	1,068,559
Property and equipment — net	4,098,058	4,022,966
Operating lease right-of-use assets	193,276	158,990
Investment in affiliates	3,188	2,900
Goodwill	438,748	438,748
Other intangibles, net	30,165	34,406
Other assets	166,755	125,383
Total assets	$ 6,008,045	$ 5,851,952
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Bank notes payable	$ 7,357	$ 8,226
Income taxes payable	—	25,417
Accounts payable	218,614	251,354
Accrued liabilities:		
Interest	11,866	11,975
Insurance premiums and claims	82,646	88,432
Employee compensation	65,719	68,298
Taxes — other than on income	31,961	35,854
Other	40,431	32,254
Current portion of operating lease liabilities	45,766	35,727
Deferred revenues	202,164	177,216
Total current liabilities	706,524	734,753
Long-term debt, net — less current portion	911,924	866,722
Deferred income taxes	826,373	739,472
Operating lease liabilities — less current portion	169,854	148,170
Other long-term liabilities	10,577	9,587
Total long-term liabilities	1,918,728	1,763,951
Contingencies and commitments	—	—
Equity:		
Kirby stockholders' equity:		
Common stock, $0.10 par value per share. Authorized 120,000,000 shares, issued 65,472,000	6,547	6,547
Additional paid-in capital	873,249	868,763
Accumulated other comprehensive income — net	86,342	71,192
Retained earnings	3,332,941	2,978,372
Treasury stock — at cost, 11,701,000 shares in 2025 and 8,215,000 shares in 2024	(918,567)	(573,061)
Total Kirby stockholders' equity	3,380,512	3,351,813
Noncontrolling interests	2,281	1,435
Total equity	3,382,793	3,353,248
Total liabilities and equity	$ 6,008,045	$ 5,851,952

See accompanying notes to consolidated financial statements.

KIRBY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,		
	2025	2024	2023
	($ in thousands, except per share amounts)		
Revenues:			
Marine transportation	$ 1,935,305	$ 1,913,050	$ 1,721,937
Distribution and services	1,428,745	1,352,826	1,369,703
Total revenues	3,364,050	3,265,876	3,091,640
Costs and expenses:			
Costs of sales and operating expenses	2,216,501	2,200,354	2,180,422
Selling, general and administrative	356,305	337,097	335,213
Taxes, other than on income	35,622	34,910	34,766
Depreciation and amortization	264,126	240,322	211,156
Impairments	—	56,303	—
Gain on disposition of assets	(4,788)	(2,207)	(5,009)
Total costs and expenses	2,867,766	2,866,779	2,756,548
Operating income	496,284	399,097	335,092
Other income	21,455	12,795	11,041
Interest expense	(46,327)	(49,129)	(52,008)
Earnings before taxes on income	471,412	362,763	294,125
Provision for taxes on income	(115,997)	(75,867)	(71,220)
Net earnings	355,415	286,896	222,905
Less: Net (earnings) loss attributable to noncontrolling interests	(846)	(189)	30
Net earnings attributable to Kirby	$ 354,569	$ 286,707	$ 222,935
Net earnings per share attributable to Kirby common stockholders:			
Basic	$ 6.37	$ 4.95	$ 3.74
Diluted	$ 6.33	$ 4.91	$ 3.72

See accompanying notes to consolidated financial statements.

KIRBY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2025	2024	2023
	($ in thousands)		
Net earnings	$ 355,415	$ 286,896	$ 222,905
Other comprehensive income, net of taxes:			
Pension and postretirement benefits	14,300	37,043	16,728
Foreign currency translation adjustments	850	(857)	1,425
Total other comprehensive income, net of taxes	15,150	36,186	18,153
Total comprehensive income, net of taxes	370,565	323,082	241,058
Net (earnings) loss attributable to noncontrolling interests	(846)	(189)	30
Comprehensive income attributable to Kirby	$ 369,719	$ 322,893	$ 241,088

See accompanying notes to consolidated financial statements.

55

KIRBY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
		2025		2024		2023
		($ in thousands)				
Cash flows from operating activities:						
Net earnings	$	355,415	$	286,896	$	222,905
Adjustments to reconcile net earnings to net cash provided by operations:						
Depreciation and amortization		264,126		240,322		211,156
Provision for doubtful accounts		3,499		2,209		402
Provision for deferred income taxes		82,455		31,388		65,298
Gain on disposition of assets		(4,788)		(2,207)		(5,009)
Impairments		—		56,303		—
Amortization of share-based compensation		17,563		15,549		14,941
Amortization of major maintenance costs		29,498		32,572		28,966
Other		(1,660)		407		(3,338)
Increase (decrease) in cash flows resulting from changes in:						
Accounts receivable		16,581		40,458		(50,135)
Inventory		3,886		12,146		7,694
Other assets		(48,369)		(18,539)		(37,688)
Income taxes payable		(50,632)		23,787		71,604
Accounts payable		(18,610)		(11,157)		(18,271)
Accrued and other liabilities		21,240		46,360		31,703
Net cash provided by operating activities		670,204		756,494		540,228
Cash flows from investing activities:						
Capital expenditures		(264,473)		(342,660)		(401,730)
Acquisitions of businesses and marine equipment		(115,716)		(77,863)		(37,500)
Proceeds from disposition of assets		31,009		20,396		26,081
Other		(3,000)		—		—
Net cash used in investing activities		(352,180)		(400,127)		(413,149)
Cash flows from financing activities:						
Borrowings (payments) on bank credit facilities, net		44,131		(43,842)		48,776
Borrowings on long-term debt		—		—		240,000
Payments on long-term debt		—		(100,000)		(350,000)
Payment of debt issue costs		—		(3)		(1,254)
Proceeds from exercise of stock options		4,946		9,417		4,209
Payments related to tax withholding for share-based compensation		(5,981)		(5,398)		(3,908)
Treasury stock purchases		(354,199)		(174,574)		(112,803)
Other		(2,590)		(100)		(99)
Net cash used in financing activities		(313,693)		(314,500)		(175,079)
Increase (decrease) in cash and cash equivalents		4,331		41,867		(48,000)
Cash and cash equivalents, beginning of year		74,444		32,577		80,577
Cash and cash equivalents, end of year	$	78,775	$	74,444	$	32,577
Supplemental disclosures of cash flow information:						
Cash paid during the period:						
Interest paid	$	46,267	$	49,059	$	49,317
Operating cash outflow from operating leases	$	51,936	$	45,979	$	43,954
Non-cash investing activity:						
Capital expenditures included in accounts payable	$	(14,130)	$	(6,867)	$	9,567
Right-of-use assets obtained in exchange for lease obligations	$	74,334	$	53,551	$	39,153

See accompanying notes to consolidated financial statements.

KIRBY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in-Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock		Noncontrolling Interests	Total
	Shares	Amount				Shares	Amount		
					(in thousands)				
Balance at December 31, 2022	65,472	$ 6,547	$ 859,345	$ 16,853	$ 2,468,730	(5,565)	$ (308,598)	$ 2,291	$ 3,045,168
Stock option exercises	—	—	453	—	—	71	3,755	—	4,208
Issuance of stock for equity awards, net of forfeitures	—	—	(10,776)	—	—	194	10,776	—	—
Tax withholdings on equity award vesting	—	—	—	—	—	(58)	(3,908)	—	(3,908)
Amortization of share-based compensation	—	—	14,941	—	—	—	—	—	14,941
Treasury stock purchases	—	—	—	—	—	(1,485)	(112,803)	—	(112,803)
Excise taxes on treasury stock purchases	—	—	—	—	—	—	(972)	—	(972)
Total comprehensive income, net of taxes	—	—	—	18,153	222,935	—	—	(30)	241,058
Return of investment to noncontrolling interests	—	—	—	—	—	—	—	(1,015)	(1,015)
Balance at December 31, 2023	65,472	$ 6,547	$ 863,963	$ 35,006	$ 2,691,665	(6,843)	$ (411,750)	$ 1,246	$ 3,186,677
Stock option exercises	—	—	1,833	—	—	128	7,583	—	9,416
Issuance of stock for equity awards, net of forfeitures	—	—	(12,582)	—	—	208	12,582	—	—
Tax withholdings on equity award vesting	—	—	—	—	—	(67)	(5,398)	—	(5,398)
Amortization of share-based compensation	—	—	15,549	—	—	—	—	—	15,549
Treasury stock purchases	—	—	—	—	—	(1,641)	(174,574)	—	(174,574)
Excise taxes on treasury stock purchases	—	—	—	—	—	—	(1,504)	—	(1,504)
Total comprehensive income, net of taxes	—	—	—	36,186	222,935	—	—	(30)	323,082
Balance at December 31, 2024	65,472	$ 6,547	$ 868,763	$ 71,192	$ 2,978,372	(8,215)	$ (573,061)	$ 1,435	$ 3,353,248
Stock option exercises	—	—	(223)	—	—	67	5,169	—	4,946
Issuance of stock for equity awards, net of forfeitures	—	—	(12,854)	—	—	181	12,854	—	—
Tax withholdings on equity award vesting	—	—	—	—	—	(55)	(5,981)	—	(5,981)
Amortization of share-based compensation	—	—	17,563	—	—	—	—	—	17,563
Treasury stock purchases	—	—	—	—	—	(3,679)	(354,199)	—	(354,199)
Excise taxes on treasury stock purchases	—	—	—	—	—	—	(3,349)	—	(3,349)
Total comprehensive income, net of taxes	—	—	—	15,150	354,569	—	—	846	370,565
Balance at December 31, 2025	65,472	$ 6,547	$ 873,249	$ 86,342	$ 3,332,941	(11,701)	$ (918,567)	$ 2,281	$ 3,382,793

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Kirby Corporation and all majority-owned subsidiaries (the "Company"). All investments in which the Company owns 20% to 50% and exercises significant influence over operating and financial policies are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to reflect the current presentation of financial information. Such reclassifications have no impact on previously reported net earnings (loss), stockholders' equity, or cash flows.

Effective January 1, 2024, the power generation revenue source within the distribution and services segment ("KDS") has been broken out from the commercial and industrial and oil and gas revenue sources due to the significance of the power generation market to the Company's growth. This change had no net impact on overall Company or segment revenues and has been reflected retrospectively for all periods presented.

Accounting Policies

Cash Equivalents. Cash equivalents consist of all short-term, highly liquid investments with maturities of three months or less at date of purchase.

Accounts Receivable. In the normal course of business, the Company extends credit to its customers. The Company regularly reviews the accounts and makes adequate provisions for probable uncollectible balances. It is the Company's opinion that the accounts have no impairment, other than that for which provisions have been made. Included in accounts receivable-trade as of December 31, 2025 and 2024 were $126.5 million and $131.9 million, respectively, of accruals for revenues earned which have not been invoiced as of the end of each year.

Accrued Insurance. The Company's marine transportation and distribution and services operations are subject to hazards associated with such businesses. The marine transportation business in particular is subject to property damage and casualty risks associated with operating vessels carrying large volumes of bulk liquid and dry cargo in a marine environment. The Company maintains insurance coverage against these hazards with insurance companies subject to a deductible, below which the Company is liable. The Company uses historic experience and actuarial analysis by outside consultants to estimate an appropriate level of accrued insurance liabilities including estimates on individual claims outstanding and an estimated amount for losses that may have occurred but have not been reported to the Company ("IBNR") or not yet fully developed. If the actual number of claims and magnitude were substantially greater than assumed, the required level of accrued liabilities for claims incurred but not reported or fully developed could be materially understated. Insurance premiums, IBNR losses and incurred claim losses, up to the Company's deductible for the years ended December 31, 2025, 2024, and 2023, were $40.0 million, $47.9 million, and $52.5 million, respectively.

The Company records receivables from its insurers for incurred claims above the Company's deductible. If the solvency of the insurers becomes impaired, there could be an adverse impact on the accrued receivables and the availability of insurance. Included in accounts receivable-other as of December 31, 2025 and 2024 were $23.6 million and $28.3 million, respectively, of receivables from insurance companies to cover claims in excess of the Company's deductible.

Concentrations of Credit Risk. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily trade accounts receivables. The Company's marine transportation customers include the major oil refining and petrochemical companies. The distribution and services customers are oilfield service companies, oil and gas operators and producers, on-highway transportation companies, marine transportation companies, commercial fishing companies, construction companies, power generation companies, and the United States government. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.

Historically, credit risk with respect to these trade receivables has generally been considered minimal because of the financial strength of the Company's customers; however, a United States or global recession or other adverse economic condition could impact the collectability of certain customers' trade receivables which could have a material effect on the Company's results of operations.

Inventories. Inventories are stated at the lower of average cost or net realizable value.

Property, Maintenance and Repairs. Property is recorded at cost or acquisition date fair value; improvements and betterments are capitalized as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the individual assets as follows: marine transportation equipment, 5-40 years; buildings, 10-40 years; other equipment, 2-10 years; and leasehold improvements, term of lease. When property items are retired, sold, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts with any gain or loss on the disposition included in the statement of earnings. Maintenance and repairs on vessels built for use on the inland waterways are charged to operating expense as incurred and includes the costs incurred in United States Coast Guard ("USCG") inspections unless the shipyard extends the life, improves the operating capacity, or replaces significant components of the vessel, which results in the costs being capitalized. Interest is capitalized on the construction of new vessels. For the year ended December 31, 2025, $1.0 million of interest was capitalized. For the years ended 2024 and 2023, no interest was capitalized.

The following table summarizes the balances of property and equipment – net (in thousands):

| | December 31, | |
	2025	2024
Land	$ 38,158	$ 38,157
Marine transportation equipment	5,471,078	5,234,475
Buildings and other equipment	800,030	745,897
Construction in progress	83,719	104,679
	$ 6,392,985	$ 6,123,208
Accumulated depreciation	(2,294,927)	(2,100,242)
Property and equipment – net	$ 4,098,058	$ 4,022,966

Drydocking on Ocean-Going Vessels. The Company's ocean-going vessels are subject to regulatory drydocking requirements after certain periods of time to be inspected, have planned major maintenance performed and be recertified by the American Bureau of Shipping ("ABS"). These recertifications generally occur twice in a five-year period. The Company defers the drydocking expenditures incurred on its ocean-going vessels due to regulatory marine inspections by the ABS and amortizes the costs of the shipyard over the period between drydockings, generally 30 or 60 months, depending on the type of major maintenance performed. Drydocking expenditures that extend the life, improve the operating capability, or replace significant components of the vessel are capitalized. The Company recognized amortization of major maintenance costs of $29.5 million, $32.6 million, and $29.0 million for the years ended December 31, 2025, 2024, and 2023, respectively, in costs of sales and operating expenses. Routine repairs and maintenance on ocean-going vessels are expensed as incurred. Interest is capitalized on the construction of new vessels. For the years ended December 31, 2025, 2024 and 2023, no interest was capitalized.

Environmental Liabilities. The Company expenses costs related to environmental events as they are incurred or when a loss is considered probable and reasonably estimable.

Goodwill. The excess of the purchase price over the fair value of identifiable net assets acquired in transactions accounted for as a purchase is included in goodwill. The Company conducted its annual goodwill impairment tests at November 30, 2025, 2024, and 2023. The Company will conduct goodwill impairment tests as of November 30 of subsequent years, or whenever events or circumstances indicate that interim impairment testing is necessary. The amount of goodwill impairment, if any, is typically measured based on a combination of projected discounted future operating cash flows using an appropriate discount rate and a market approach for comparable companies. The following table summarizes the changes in goodwill (in thousands):

	Marine Transportation	Distribution and Services	Total
Balance at December 31, 2024 and 2025 (gross)	505,784	560,155	1,065,939
Accumulated impairment and amortization	(237,626)	(389,565)	(627,191)
Balance at December 31, 2024 and 2025	$ 268,158	$ 170,590	$ 438,748

Other Intangibles. Other intangibles include assets for favorable contracts and customer relationships, distributorship and dealership agreements, trade names and non-compete agreements. The following table summarizes the balances of other intangible assets (in thousands):

| | December 31, | |
	2025	2024
Other intangible assets – gross	$ 187,106	$ 182,708
Accumulated amortization	(156,941)	(148,302)
Other intangible assets – net	$ 30,165	$ 34,406

The costs of intangible assets and liabilities are amortized to expense in a systematic and rational manner over their estimated useful lives. For the years ended December 31, 2025, 2024, and 2023, the amortization expense for intangibles was $8.7 million, $8.6

million, and $8.1 million, respectively. Estimated net amortization expense for amortizable intangible assets for the next five years (2026 – 2030) is approximately $6.5 million, $5.2 million, $3.8 million, $3.7 million, and $2.6 million, respectively, and $8.4 million thereafter. As of December 31, 2025, the weighted average amortization period for intangible assets was approximately eight years.

Revenue Recognition. The majority of marine transportation revenue is derived from term contracts, ranging from one to five years, some of which have renewal options, and the remainder is from spot contracts. The majority of the term contracts, by revenue, are for terms of one year. The Company provides marine transportation services for its customers and, in almost all cases, does not assume ownership of the products it transports. The Company enters into agreements with its customers to transport cargo from a designated origin to a designated destination at a set rate (affreightment) or at a daily rate (time charter). The rate may or may not escalate during the term of the contract, however, the base rate generally remains constant and contracts often include escalation provisions to recover changes in specific costs such as fuel. Time charter or contracts of affreightment of one year or greater are considered term contract revenues and agreements of less than a year are included in spot contract revenues. Spot contracts typically involve an agreement with a customer to move cargo from a specific origin to a designated destination for a rate generally negotiated at the time the cargo movement takes place. Spot contract rates are typically at the current "market" rate, including fuel, and are subject to market volatility. The Company uses a voyage accounting method of revenue recognition for its marine transportation revenues which allocates voyage revenue based on the percent of the voyage completed during the period. The performance of the service is invoiced as the transaction occurs and payment is required depending on each specific customer's credit.

Distribution products and services are generally sold based upon purchase orders or preferential service agreements with the customer that include fixed or determinable prices. Parts sales are recognized when control transfers to the customer, generally when title passes upon shipment to customers. Service revenue is recognized over time as the service is provided using measures of progress utilizing hours worked or costs incurred as a percentage of estimated hours or expected costs. Revenue from rental agreements is generally recognized on a straight-line basis over the rental period. The Company recognizes the revenues on manufacturing activities upon shipment and transfer of control to the customer. The transactions in the distribution and services segment are typically invoiced as parts are shipped or upon the completion of the service job. Contract manufacturing activities are generally invoiced upon shipment and the Company will often get deposits from its customers prior to starting work, or progress payments during the project depending on the credit worthiness of the customer and the size of the project.

Stock-Based Compensation. The Company has share-based compensation plans covering selected officers and other key employees as well as the Company's Board of Directors. Stock-based grants made under the Company's stock plans are measured at fair value on the date of the grant and the cost for all grants made under the director plan and for grants made under the employee plan is generally recognized ratably over the vesting period of the restricted stock unit ("RSU"), stock option, or restricted stock. The employee plan, however, includes a provision for the continued vesting of unvested stock options and RSUs for employees who meet certain years of service and age requirements at the time of their retirement. The provision results in shorter expense accrual periods on stock options and RSUs granted to employees who are nearing retirement and meet the service and age requirements. Stock option grants are valued at the date of grant as calculated under the Black-Scholes option pricing model. The Company accounts for forfeitures as they occur. The Company's stock-based compensation plans are more fully described in Note 8, Stock Award Plans.

Taxes on Income. The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Treasury Stock. The Company follows the average cost method of accounting for treasury stock transactions.

Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. The Company performs an impairment assessment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable.

Recoverability on marine transportation assets is assessed based on vessel classes, not on individual assets, because identifiable cash flows for individual marine transportation assets are not available. Projecting customer contract volumes allows estimation of future cash flows by projecting pricing and utilization by vessel class but it is not practical to project which individual marine transportation asset will be utilized for any given contract. Because customers generally do not specify which particular vessel is used, prices are quoted based on vessel classes not individual assets. Nominations of vessels for specific jobs are determined on a day by day basis and are a function of the equipment class required and the geographic position of vessels within that class at that particular time as vessels within a class are interchangeable and provide the same service. The Company's vessels are mobile assets and equipped to operate in geographic regions throughout the United States and the Company has in the past and expects to continue to move vessels from one region to another when it is necessary due to changing markets and it is economical to do so. Barge vessel classes are based on similar capacities, hull type, and type of product and towing vessels are based on similar hull type and horsepower.

If a triggering event is identified, the Company compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to result from the use of the asset group. If the carrying amount of the asset group exceeds the estimated undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group to its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Fair Value Measurements. The accounting guidance for using fair value to measure certain assets and liabilities establishes a three tier value hierarchy, which prioritizes the inputs to valuation techniques used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little, if any, market data exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing the asset or liability. The fair value of the Company's debt instruments is described in Note 5, Long-Term Debt.

Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 on January 1, 2025 and the adoption did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

(2) Acquisitions

On October 14, 2025, the Company purchased certain assets from an undisclosed seller in support of the KDS segment for $9.3 million in cash. The assets consisted of inventory and an authorized distributorship for EMD Power Products ("EMD") for certain geographic regions including Mexico, Central America, the northern part of South America and the Caribbean islands.

On August 7, 2025, the Company purchased two inland tank barges and one towboat from an undisclosed seller for $9.2 million in cash.

On March 27, 2025, the Company purchased 14 inland tank barges with a total capacity of 364,000 barrels, including four specialty barges, and four high horsepower towboats from an undisclosed seller for $97.3 million in cash. The 14 tank barges, including four specialty barges, transport petrochemicals and refined products on the Mississippi River System and Gulf Intracoastal Waterway. The average age of the 14 barges was 16 years.

On December 31, 2024, the Company purchased an inland tank barge from a leasing company for $2.7 million in cash. The Company had been leasing the barge prior to purchase.

On December 30, 2024, the Company purchased three inland tank barges from an undisclosed seller for $9.9 million in cash.

On May 15, 2024, the Company completed the purchase of 13 inland tank barges, with a total capacity of 347,000 barrels, and two high horsepower towboats from an undisclosed seller for $65.2 million in cash. The 13 tank barges, including three specialty barges, transport petrochemicals and refined products on the Mississippi River System and Gulf Intracoastal Waterway. The average age of the 13 barges was 15 years.

On July 14, 2023, the Company purchased 23 inland tank barges with a total capacity of 265,000 barrels from an undisclosed seller for $37 million in cash. The 23 tank barges transport petrochemicals and refined products on the Mississippi River System and the Gulf Intracoastal Waterway. The average age of the 23 barges was 14 years.

The Company purchased four inland tank barges from a leasing company for $0.5 million in cash during the 2023 third quarter. The Company had been leasing the barges prior to the purchase.

(3) Revenues

The following table sets forth the Company's revenues by major source (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Marine transportation segment:			
Inland transportation	$ 1,548,138	$ 1,553,232	$ 1,416,483
Coastal transportation	387,167	359,818	305,454
	$ 1,935,305	$ 1,913,050	$ 1,721,937
Distribution and services segment:			
Commercial and industrial	$ 651,354	$ 621,991	$ 624,581
Power generation	610,217	484,972	403,576
Oil and gas	167,174	245,863	341,546
	$ 1,428,745	$ 1,352,826	$ 1,369,703

The Company's revenue is measured based on consideration specified in its contracts with its customers. The Company recognizes revenue over time as it provides services to its customers, or at the point in time that control over a part or product transfers to its customer.

Contract Assets and Liabilities. Contract liabilities represent advance consideration received from customers, and are recognized as revenue over time or at a point in time as the related performance obligation is satisfied. Revenues recognized during the years ended December 31, 2025, 2024, and 2023, that were included in the opening contract liability balances were $136.3 million, $113.8 million and $84.0 million, respectively. The Company has recognized all contract liabilities within the deferred revenues financial statement caption on the balance sheet. The Company did not have any contract assets at December 31, 2025 or December 31, 2024. The Company applies the practical expedient that allows non-disclosure of information about remaining performance obligations that have original expected durations of one year or less.

(4) Segment Data

The Company's operations are aggregated into two reportable business segments as follows:

Marine Transportation — Provides marine transportation by United States flagged vessels principally of liquid cargoes throughout the United States inland waterway system, along all three United States coasts, and to a lesser extent, in United States coastal transportation of dry-bulk cargoes. The principal products transported include petrochemicals, black oil, refined petroleum products and agricultural chemicals.

Distribution and Services — Provides equipment, after-market parts and services for power generation systems in applications that include behind the meter power systems and emergency backup systems, after-market and genuine replacement parts and services for engines, transmissions, reduction gears, electric motors, drives, and controls, specialized electrical distribution and controls systems, and related equipment used in power generation, marine, on-highway, oilfield services, and other industrial applications. The Company also rents equipment including generators, industrial compressors, high-capacity lift trucks, construction equipment and refrigeration trailers for use in a variety of industrial markets. The Company also manufactures and remanufactures specialized equipment, including pressure pumping units and electric fracturing systems, electric power generation equipment, and specialized electrical distribution and control equipment for data centers, oilfield service, railroad and other industrial customers.

The Company's two reportable business segments are managed separately by the Company's chief operating decision maker ("CODM"), its Chief Executive Officer, based on fundamental differences in their operations. The Company's accounting policies for the business segments are the same as those described in Note 1, Summary of Significant Accounting Policies. The CODM evaluates the performance of the Company's segments based on the contributions to operating income of the respective segments, and before income taxes, interest, gains or losses on disposition of assets, other nonoperating income, noncontrolling interests, accounting changes, and nonrecurring items. The CODM uses segment operating income to allocate resources for each segment during the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly basis for segment operating income when making decisions about allocating capital and personnel to the segments. The CODM also uses segment operating income to assess the performance for each segment by comparing the results and return on assets of each segment with one another.

Intersegment revenues, based on market-based pricing, of KDS from the marine transportation segment ("KMT") of $34.9 million, $26.1 million, and $39.8 million in 2025, 2024, and 2023, respectively, as well as the related intersegment profit of $3.5 million, $2.6 million, and $4.0 million in 2025, 2024, and 2023, respectively, have been eliminated from the tables below.

The following tables set forth by reportable segment the revenues, income or loss, depreciation and amortization, capital expenditures and total assets attributable to the principal activities of the Company (in thousands):

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	KMT	KDS	Total	KMT	KDS	Total	KMT	KDS	Total
Revenue from external customers	$ 1,935,305	$ 1,428,745	$ 3,364,050	$ 1,913,050	$ 1,352,826	$ 3,265,876	$ 1,721,937	$ 1,369,703	$ 3,091,640
Less:									
Costs of sales and operating expenses	1,175,628	1,045,421	2,221,049	1,188,794	1,008,008	2,196,802	1,136,526	1,040,905	2,177,431
Administrative payroll expense	77,956	96,798	174,754	76,578	89,512	166,090	75,829	89,052	164,881
Taxes, other than on income	26,749	8,776	35,525	26,476	8,329	34,805	27,602	7,051	34,653
Depreciation and amortization	213,907	42,936	256,843	197,347	35,448	232,795	184,225	19,842	204,067
Other segment items (a)	66,607	104,062	170,669	60,479	102,927	163,406	58,812	98,372	157,184
Segment operating income	$ 374,458	$ 130,752	$ 505,210	$ 363,376	$ 108,602	$ 471,978	$ 238,943	$ 114,481	$ 353,424
Reconciliation of segment operating income									
Unallocated amounts:									
General corporate expenses			(13,714)			(18,785)			(23,341)
Impairments			—			(56,303)			—
Gain on disposition of assets			4,788			2,207			5,009
Operating income			$ 496,284			$ 399,097			$ 335,092
Other income			21,455			12,795			11,041
Interest expense			(46,327)			(49,129)			(52,008)
Earnings before taxes on income			$ 471,412			$ 362,763			$ 294,125

(a) Other segment items for each reportable segment includes:
 KMT – selling expense, professional service expense, occupancy expense, and certain overhead expenses.
 KDS – inventory-related expense, warranty expense, selling expense, professional service expense, occupancy expense, and certain overhead expenses.

	Year Ended December 31,		
	2025	2024	2023
Depreciation and amortization:			
Marine transportation	$ 213,907	$ 197,347	$ 184,225
Distribution and services	42,936	35,448	19,842
Other	7,283	7,527	7,089
	$ 264,126	$ 240,322	$ 211,156
Capital expenditures:			
Marine transportation	$ 229,115	$ 247,768	$ 255,411
Distribution and services	27,275	85,437	140,769
Other	8,083	9,455	5,550
	$ 264,473	$ 342,660	$ 401,730

| | December 31, | |
	2025	2024
Total assets:		
Marine transportation	$ 4,705,692	$ 4,578,616
Distribution and services	1,111,549	1,115,781
Other	190,804	157,555
	$ 6,008,045	$ 5,851,952

The following table presents the details of "Other" total assets (in thousands):

| | December 31, | |
	2025	2024
General corporate assets	$ 187,616	$ 154,655
Investment in affiliates	3,188	2,900
	$ 190,804	$ 157,555

(5) Long-Term Debt

The following table presents the carrying value and fair value (determined using inputs characteristic of a Level 2 fair value measurement) of debt outstanding (in thousands):

| | December 31, | | | |
| | 2025 | | 2024 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Revolving Credit Facility due July 29, 2027 (a)	$ 45,000	$ 45,000	$ —	$ —
Term Loan due July 29, 2027 (a)	70,000	70,000	70,000	70,000
4.2% senior notes due March 1, 2028	500,000	506,089	500,000	491,923
3.46% senior notes due January 19, 2033	60,000	55,093	60,000	52,956
3.51% senior notes due January 19, 2033	240,000	221,128	240,000	212,650
Credit Line due June 30, 2026	—	—	—	—
Bank notes payable	7,357	7,357	8,226	8,226
	922,357	904,667	878,226	835,755
Unamortized debt discounts and issuance costs (b)	(3,076)	—	(3,278)	—
	$ 919,281	$ 904,667	$ 874,948	$ 835,755

(a) Variable interest rate of 5.0% and 5.6% at December 31, 2025 and 2024, respectively.
(b) Excludes $1.0 million attributable to the 2027 Revolving Credit Facility included in other assets at December 31, 2024.

The aggregate payments due on the long-term debt in each of the next five years were as follows (in thousands):

2026	$ 7,357
2027	115,000
2028	500,000
2029	—
2030	—
Thereafter	300,000
	$ 922,357

At the beginning of 2022, the Company had an amended and restated credit agreement (the "2024 Credit Agreement") with a group of commercial banks, with JPMorgan Chase Bank, N.A. as the administrative agent bank, that allowed for an $850 million unsecured revolving credit facility (the "2024 Revolving Credit Facility") and an unsecured term loan (the "2024 Term Loan") with a maturity date of March 27, 2024. The 2024 Term Loan was prepayable, in whole or in part, without penalty.

On July 29, 2022, the Company entered into a new credit agreement (the "2027 Credit Agreement") with a group of commercial banks, with JPMorgan Chase Bank, N.A. as the administrative agent bank that allows for a $500 million unsecured revolving credit facility (the "2027 Revolving Credit Facility") and a $250 million unsecured term loan (the "2027 Term Loan") with a maturity date of July 29, 2027. The 2027 Credit Agreement replaced the 2024 Credit Agreement. In conjunction with entering into the 2027 Credit Agreement, on July 29, 2022, the Company borrowed $35 million under the 2027 Revolving Credit Facility and $250 million under the 2027 Term Loan to repay borrowings under the 2024 Term Loan. In the fourth quarter of 2022, the Company repaid $80 million under the 2027 Term Loan prior to scheduled maturities. In the fourth quarter of 2024, the Company repaid $100 million under the 2027 Term Loan prior to scheduled maturities. As a result, no repayments are required until March 31, 2027. Outstanding letters of credit under the 2027 Revolving Credit Facility were $6,000 and available borrowing capacity was $455 million as of December 31, 2025.

The 2027 Term Loan is repayable in quarterly installments, with no repayments until March 31, 2027, in increasing percentages of the original principal amount of the loan, with the remaining unpaid balance of approximately $43.8 million payable upon maturity, assuming no further prepayments. The 2027 Term Loan is prepayable, in whole or in part, without penalty. The 2027 Credit Agreement provides for a variable interest rate based on the Secured Overnight Financing Rate ("SOFR") or a base rate calculated with reference to the prime rate quoted by The Wall Street Journal, the Federal Reserve Bank of New York Rate plus 0.5%, or the adjusted SOFR rate for a one month interest period plus 1.0%, among other factors (the "Alternate Base Rate"). The interest rate varies with the Company's credit rating and is currently 137.5 basis points over SOFR or 37.5 basis points over the Alternate Base Rate. The 2027 Credit Agreement contains certain financial covenants including an interest coverage ratio and debt-to-capitalization ratio. In addition to financial covenants, the 2027 Credit Agreement contains covenants that, subject to exceptions, restrict debt incurrence, mergers and acquisitions, sales of assets, dividends and investments, liquidations and dissolutions, capital leases, transactions with affiliates, and changes in lines of business. The 2027 Credit Agreement specifies certain events of default, upon the occurrence of which the maturity of the outstanding loans may be accelerated, including the failure to pay principal or interest, violation of covenants and default on other indebtedness, among other events. Borrowings under the 2027 Credit Agreement may be used for general corporate purposes including acquisitions. The 2027 Revolving Credit Facility includes a $25 million commitment which may be used for standby letters of credit.

The Company has $500 million of 4.2% senior unsecured notes due March 1, 2028 (the "2028 Notes") with U.S. Bank National Association, as trustee. No principal payments are required until maturity. Interest payments of $10.5 million are due semi-annually on March 1 and September 1 of each year. The 2028 Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The 2028 Notes contain certain covenants on the part of the Company, including covenants relating to liens, sale-leasebacks, asset sales and mergers, among others. The 2028 Notes also specify certain events of default, upon the occurrence of which the maturity of the notes may be accelerated, including failure to pay principal and interest, violation of covenants or default on other indebtedness, among others.

On February 3, 2022, the Company entered into a note purchase agreement for the issuance of $300 million of unsecured senior notes with a group of institutional investors, consisting of $60 million of 3.46% series A notes ("Series A Notes") and $240 million of 3.51% series B notes ("Series B Notes"), each due January 19, 2033 (collectively, the "2033 Notes"). The Series A Notes were issued on October 20, 2022, and the Series B Notes were issued on January 19, 2023. No principal payments will be required until maturity. Beginning in 2023, interest payments of $5.3 million are due semi-annually on January 19 and July 19 of each year, with the exception of the first payment on January 19, 2023, which was $0.5 million. The 2033 Notes are unsecured and rank equally in right of payment with the Company's other unsecured senior indebtedness. The 2033 Notes contain certain covenants on the part of the Company, including an interest coverage covenant, a debt-to-capitalization covenant, and covenants relating to liens, asset sales and mergers, among others. The 2033 Notes also specify certain events of default, upon the occurrence of which the maturity of the notes may be accelerated, including failure to pay principal and interest, violation of covenants or default on other indebtedness, among others. The 3.29% unsecured senior notes due February 27, 2023 (the "2023 Notes") were repaid using a combination of the proceeds from the issuance of the 2033 Notes and availability under the 2027 Revolving Credit Facility.

The Company has a $15.0 million line of credit ("Credit Line") with Bank of America, N.A. ("Bank of America") for short-term liquidity needs and letters of credit, with a maturity date of June 30, 2026. The Credit Line allows the Company to borrow at an interest rate agreed to by Bank of America and the Company at the time each borrowing is made or continued. The Company had no borrowings outstanding under the Credit Line as of December 31, 2025. Outstanding letters of credit under the Credit Line were $6.8 million and available borrowing capacity was $8.2 million as of December 31, 2025.

The Company also had $7.4 million and $8.2 million of short-term unsecured loans outstanding, as of December 31, 2025 and 2024, respectively, related to its Colombia operations.

As of December 31, 2025, the Company was in compliance with all covenants under its debt instruments.

(6) Leases

The Company currently leases various facilities and equipment under cancelable and noncancelable operating leases. The accounting for the Company's leases may require judgments, which include determining whether a contract contains a lease, allocating the consideration between lease and non-lease components, and determining the incremental borrowing rates. Leases with an initial noncancelable term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. The Company has also elected to combine lease and non-lease components on all classes of leased assets, except for leased towing vessels for which the Company estimates approximately 70% of the costs relate to service costs and other non-lease components. Variable lease costs relate primarily to real estate executory costs (i.e. taxes, insurance and maintenance).

Future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year were as follows (in thousands):

2026	$	54,278
2027		44,246
2028		33,245
2029		18,855
2030		14,522
Thereafter		97,566
Total lease payments		262,712
Less: imputed interest		(47,092)
Operating lease liabilities	$	215,620

The following table summarizes lease costs (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Operating lease cost	$	50,769	$	45,844	$	42,821
Variable lease cost		302		1,936		2,376
Short-term lease cost		39,478		38,991		30,005
Sublease income		(3,681)		(3,396)		(3,223)
Total lease cost	$	86,868	$	83,375	$	71,979

The following table summarizes other supplemental information about the Company's operating leases:

	December 31,		
	2025	2024	2023
Weighted average discount rate	4.7%	4.6%	4.4%
Weighted average remaining lease term	8 years	8 years	9 years

(7) Impairments

During the fourth quarter of 2024, the Company recognized a $56.3 million non-cash impairment charge in the KDS segment primarily associated with conventional diesel fracturing equipment inventory. Based on the current market conditions and its view on the industry outlook, including decreased customer demand for conventional diesel fracturing equipment driven by an industry-wide shift to electric fracturing equipment, the Company determined that certain inventory had limited commercial opportunity, and the cost of these inventories exceeded its net realizable value. The Company determined the net realizable value of the inventory using a combination of the cost and market approaches.

(8) Stock Award Plans

The Company has share-based compensation plans which are described below. The compensation cost that has been charged against earnings for the Company's stock award plans and the income tax benefit recognized in the statement of earnings for stock awards were as follows (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Compensation cost	$	17,563	$	15,549	$	14,941
Income tax benefit	$	4,320	$	3,716	$	3,616

The Company has an employee stock award plan for selected officers and other key employees which provides for the issuance of RSUs, stock options, restricted stock awards, and performance awards. Restricted stock and RSUs generally vest ratably over five years, however, the plan includes a provision for the continued vesting of unvested stock options and RSUs for employees who meet certain years of service and age requirements at the time of their retirement. The provision results in shorter expense accrual periods on stock options and RSUs granted to employees who are nearing retirement and meet the service and age requirements. At December 31, 2025, there were 1,781,000 shares available for future grants under the Plan.

The exercise price for each option equals the fair market value per share of the Company's common stock on the date of grant. Substantially all stock options outstanding under the plan have terms of seven years and vest ratably over three years. No performance awards payable in stock have been awarded under the plan and no outstanding stock options under the employee plan were issued with stock appreciation rights.

The following is a summary of the stock option activity under the employee plan described above:

	Outstanding Non-Qualified or Nonincentive Stock Option Awards	Weighted Average Exercise Price
Outstanding at December 31, 2024	130,848	$ 73.66
Exercised	(69,390)	$ 73.96
Expired	—	$ —
Outstanding at December 31, 2025	61,458	$ 73.32

The following table summarizes information about the Company's outstanding and exercisable stock options under the employee plan at December 31, 2025:

	Options Outstanding					Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregated Intrinsic Value (in thousands)		Number Exercisable	Weighted Average Exercise Price	Aggregated Intrinsic Value (in thousands)
$73.29	58,893	1.0	$ 73.29			58,893	$ 73.29	
$73.93	2,565	-	$ 73.93			2,565	$ 73.93	
$73.29 – $73.93	61,458	1.0	$ 73.32	$ 2,266		61,458	$ 73.32	$ 2,266

The following is a summary of RSU activity under the employee plan described above:

	Unvested RSUs	Weighted Average Grant Date Fair Value Per Unit
Nonvested balance at December 31, 2024	515,379	$ 71.43
Granted	131,240	$ 109.09
Vested	(166,290)	$ 68.14
Forfeited	(19,906)	$ 85.03
Nonvested balance at December 31, 2025	460,423	$ 82.77

The weighted average grant date fair value of RSUs granted for the years ended December 31, 2025, 2024, and 2023 was $109.09, $84.12, and $72.23, respectively.

During January 2026, the Company granted 125,425 RSUs to selected officers and other key employees under its employee stock award plan, which all vest ratably over five years.

There were no unvested restricted stock awards under the employee plan at December 31, 2025 and 2024 and no restricted stock awards were granted under the employee plan during 2025, 2024, and 2023.

The Company has a stock award plan for nonemployee directors of the Company which provides for the issuance of stock options and restricted stock. The director plan provides for automatic grants of restricted stock to nonemployee directors after each annual meeting of stockholders. In addition, the director plan allows for the issuance of stock options or restricted stock in lieu of cash for all or part of the annual director fee at the option of the director. The exercise prices for all options granted under the plan are equal to the fair market value per share of the Company's common stock on the date of grant. The terms of the options are ten years. The restricted stock issued after each annual meeting of stockholders vests six months after the date of grant. Options granted and restricted stock issued in lieu of cash director fees vest in equal quarterly increments during the year to which they relate. At December 31, 2025, 339,352 shares were available for future grants under the director plan. The director stock award plan is intended as an incentive to attract and retain qualified independent directors.

The following is a summary of the stock option activity under the director plan described above:

	Outstanding Non-Qualified or Nonincentive Stock Option Awards	Weighted Average Exercise Price
Outstanding at December 31, 2024	8,480	$ 79.67
Exercised	—	$ —
Expired	—	$ —
Outstanding at December 31, 2025	8,480	$ 79.67

The following table summarizes information about the Company's outstanding and exercisable stock options under the director plan at December 31, 2025:

	Options Outstanding					Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)		Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$70.65	3,188	0.5	$ 70.65			3,188	$ 70.65	
$84.90	2,652	1.0	$ 84.90			2,652	$ 84.90	
$85.30	2,640	0.7	$ 85.30			2,640	$ 85.30	
$70.65 – $85.30	8,480	2.3	$ 79.67	$ 259		8,480	$ 79.67	$ 259

The following is a summary of the restricted stock award activity under the director plan described above:

	Unvested Restricted Stock Award Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested balance at December 31, 2024	—	$ —
Granted	15,384	$ 104.53
Vested	(15,384)	$ 104.53
Nonvested balance at December 31, 2025	—	$ —

The weighted average grant date fair value of restricted stock awards granted under the director plan for the years ended December 31, 2025, 2024, and 2023 were $104.53, $109.99, and $72.67, respectively.

The total intrinsic value of all stock options exercised under all of the Company's plans was $2.4 million, $5.4 million, and $1.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The total fair value of all the restricted stock vestings under all of the Company's plans was $1.6 million, $1.9 million, and $2.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. The actual tax benefit realized for tax deductions from restricted stock vestings was $0.4 million, $0.4 million, and $0.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The total fair value of all the RSU vestings under the Company's employee plan was $17.9 million, $15.4 million, and $10.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. The actual tax benefit realized for tax deductions from RSU vestings was $4.4 million, $3.7 million, and $2.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, there was $11.3 million of unrecognized compensation cost related to nonvested RSUs and none related to restricted stock. The RSUs are expected to be recognized over a weighted average period of approximately 2.6 years.

There were no stock options granted under the employee plan during the years ended December 31, 2025, 2024, and 2023. The weighted average per share fair value of stock options granted under the director plan during the year ended December 31, 2023 was $32.33 and the fair value of the stock options was $0.1 million. There were no stock options granted under the director plan during the years ended December 31, 2025 and 2024. The Company currently uses treasury stock shares for restricted stock grants, RSU vestings, and stock option exercises. The fair value of each stock option was determined using the Black-Scholes option pricing model.

The key input variables used in valuing the stock options granted in 2023 were as follows:

	Year Ended December 31, 2023
Dividend yield	None
Average risk-free interest rate	3.7%
Stock price volatility	35%
Estimated option term	7 years

(9) Taxes on Income

Earnings (loss) before taxes on income and details of the provision (benefit) for taxes on income were as follows (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Earnings (loss) before taxes on income:						
United States	$	471,286	$	363,563	$	293,011
Foreign		126		(800)		1,114
	$	471,412	$	362,763	$	294,125
Provision (benefit) for taxes on income:						
U.S. Federal:						
Current	$	25,282	$	36,520	$	(41)
Deferred		73,958		41,548		61,205
	$	99,240	$	78,068	$	61,164
U.S. State:						
Current	$	8,141	$	7,886	$	5,498
Deferred		8,497		(10,160)		4,093
	$	16,638	$	(2,274)	$	9,591
Foreign:						
Current	$	119	$	73	$	465
	$	119	$	73	$	465
Consolidated:						
Current	$	33,542	$	44,479	$	5,922
Deferred		82,455		31,388		65,298
	$	115,997	$	75,867	$	71,220

In April 2023, the Company received a federal income tax refund of $70.4 million plus accrued interest.

Tax reform legislation in Louisiana was signed in December 2024 that included reducing the corporate income tax rate from 7.5% to 5.5% effective January 1, 2025. As a result of the new legislation, the Company recognized a one-time deferred tax benefit of $10.9 million in the 2024 fourth quarter due to the remeasurement of the Company's Louisiana and U.S. deferred tax assets and liabilities based on the new effective Louisiana state income tax rate.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The legislation included several significant U.S. income tax provisions that helped reduce the Company's U.S. federal cash tax payments in 2025. These provisions include 100% bonus tax depreciation and domestic research and development cost expensing.

The Company's provision (benefit) for taxes on income varied from the statutory federal income tax rate due to the following:

	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
United States income tax statutory rate	$ 99,014	21.0%	$ 76,182	21.0%	$ 61,783	21.0%
State and local taxes, net of federal income tax effect (a)	13,276	2.8	(2,078)	(0.6)	7,499	2.5
Foreign taxes	119	—	73	—	465	0.2
Tax credits	(495)	(0.1)	(2,080)	(0.5)	(2,161)	(0.7)
Nontaxable or nondeductible items	3,713	0.8	2,620	0.7	3,020	1.0
Changes in unrecognized tax benefits	370	0.1	1,150	0.3	614	0.2
	$ 115,997	24.6%	$ 75,867	20.9%	$ 71,220	24.2%

(a) The states, that in aggregate, accounted for over 50 percent of the effect of the state and local income taxes shown above were Louisiana, Texas, Florida, and New York for 2025, Louisiana for 2024, and Louisiana and New York for 2023.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Allowance for doubtful accounts	$ 1,461	$ 1,492
Inventory	14,329	20,872
Insurance accruals	5,754	5,523
Deferred compensation	7,027	5,718
Unrealized gain on defined benefit plans	(23,712)	(19,900)
Goodwill and other intangibles	14,088	26,888
Operating loss carryforwards	22,000	21,369
Retirement benefits	(1,541)	1,801
Other	3,611	20,178
	43,017	83,941
Valuation allowances	(14,981)	(13,667)
	28,036	70,274
Deferred tax liabilities:		
Property	(751,343)	(717,808)
Deferred state taxes	(87,060)	(78,633)
Other	(16,006)	(13,305)
	(854,409)	(809,746)
	$ (826,373)	$ (739,472)

During 2025, the Company generated federal taxable income which was partially offset by research and development tax credits. During 2024, the Company generated federal taxable income which was partially offset by federal net operating loss carryforwards. The Company had no research and development and federal operating loss deferred tax assets at December 31, 2025 and 2024.

The Company had state operating loss deferred tax assets of $17.1 million and $16.6 million at December 31, 2025 and 2024, respectively. The valuation allowance for state deferred tax assets as of December 31, 2025 and 2024 was $10.0 million and $8.9 million, respectively, related to the Company's state net operating loss carryforwards based on the Company's determination that it is more likely than not that the deferred tax assets will not be realized. Expiration of these state net operating loss carryforwards vary by state through 2032 and none will expire in fiscal 2026.

As of December 31, 2025 and 2024, the Company had a Canadian net operating loss carryforward of $4.9 million which expires between 2037 and 2045. A full valuation allowance has been provided for this asset.

The Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction and various state jurisdictions. With few exceptions, the Company and its subsidiaries' state income tax returns are open to audit under the statute of limitations for the 2019 through 2024 tax years.

As of December 31, 2025, the Company has provided a liability of $2.4 million for unrecognized tax benefits related to various income tax issues which includes interest and penalties. The amount that would impact the Company's effective tax rate, if recognized, is $2.2 million, with the difference between the total amount of unrecognized tax benefits and the amount that would impact the effective tax rate being primarily related to the federal tax benefit of state income tax items and federal research and development tax credits. It is not reasonably possible to determine if the liability for unrecognized tax benefits will significantly change prior to December 31, 2026 due to the uncertainty of possible examination results.

The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. The Company had $0.3 million and $0.2 million of accrued liabilities for the payment of interest and penalties at December 31, 2025 and 2024, respectively.

The following table summarizes income taxes paid (net of refunds received) (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
U.S. Federal	$ 73,400	$ 12,000	$ (70,443)
U.S. State:			
Colorado	*	1,378	*
New York	*	1,240	*
Other	10,260	4,549	4,465
Foreign	336	400	191
	$ 83,996	$ 19,567	$ (65,787)

* Indicates amount of income taxes paid (net of refunds received) did not meet 5% disaggregation threshold.

(10) Earnings Per Share

The following table presents the components of basic and diluted earnings per share (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Net earnings attributable to Kirby	$ 354,569	$ 286,707	$ 222,935
Undistributed earnings allocated to restricted shares	(51)	(37)	(62)
Earnings available to Kirby common stockholders — basic	354,518	286,670	222,873
Undistributed earnings allocated to restricted shares	51	37	62
Undistributed earnings reallocated to restricted shares	(50)	(36)	(62)
Earnings available to Kirby common stockholders — diluted	$ 354,519	$ 286,671	$ 222,873
Shares outstanding:			
Weighted average common stock issued and outstanding	55,701	57,954	59,548
Weighted average unvested restricted stock	(7)	(7)	(17)
Weighted average common stock outstanding — basic	55,694	57,947	59,531
Dilutive effect of stock options and restricted stock units	351	408	326
Weighted average common stock outstanding — diluted	56,045	58,355	59,857
Net earnings per share attributable to Kirby common stockholders:			
Basic	$ 6.37	$ 4.95	$ 3.74
Diluted	$ 6.33	$ 4.91	$ 3.72

Diluted earnings per share was computed using the treasury stock method. Certain outstanding options to purchase approximately 33,000 shares of common stock were excluded in the computation of diluted earnings per share as of December 31, 2023 as such stock options would have been antidilutive. No options were antidilutive at December 31, 2025 and 2024. No RSUs were antidilutive at December 31, 2025, 2024 and 2023.

(11) Inventories

The following table presents the details of inventories — net (in thousands):

	December 31,			
	2025		**2024**	
Finished goods	$	340,740	$	328,540
Work in process		57,286		65,358
	$	398,026	$	393,898

(12) Retirement Plans

The Company sponsors a defined benefit plan (the "Kirby Pension Plan") for its inland vessel personnel and shore based tankermen. The plan benefits are based on an employee's years of service and compensation. The plan assets consist primarily of equity and fixed income securities.

On April 12, 2017, the Company amended the Kirby Pension Plan to cease all benefit accruals for periods after May 31, 2017 for certain participants. Participants grandfathered and not impacted were those, as of the close of business on May 31, 2017, who either (a) had completed 15 years of pension service or (b) had attained age 50 and completed 10 years of pension service. Participants non-grandfathered are eligible to receive discretionary 401(k) plan contributions.

On February 14, 2018, with the acquisition of Higman Marine, Inc. ("Higman"), the Company assumed Higman's pension plan (the "Higman Pension Plan") for its inland vessel personnel and office staff. On March 27, 2018, the Company amended the Higman Pension Plan to close it to all new entrants and cease all benefit accruals for periods after May 15, 2018 for all participants. The Company made contributions to the Higman Pension Plan of $1.2 million, $1.7 million and $8.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The aggregate fair value of plan assets of the Company's pension plans was $461.2 million and $411.4 million at December 31, 2025 and 2024, respectively. Pension assets were allocated among asset categories as follows:

	December 31,		Current Minimum, Target and Maximum Allocation Policy		
Asset Category	**2025**	**2024**			
U.S. equity securities	50%	51%	45% —	50% —	55%
International equity securities	20	18	12% —	20% —	28%
Debt securities	30	31	20% —	30% —	40%
Cash and cash equivalents	—	—	0% —	0% —	0%
	100%	100%			

There were no investments within Level 3 of the valuation hierarchy at December 31, 2025 and 2024. Approximately $447.4 million of plan assets are invested in exchange traded funds and categorized within Level 1 on the valuation hierarchy based on quoted prices in active markets for identical assets. All other plan assets are invested in common collective trusts and valued using the net asset value per share practical expedient and therefore not valued within the valuation hierarchy.

The Company's investment strategy focuses on total return on invested assets (capital appreciation plus dividend and interest income). The primary objective in the investment management of assets is to achieve long-term growth of principal while avoiding excessive risk. Risk is managed through diversification of investments within and among asset classes, as well as by investing in asset classes offering sufficient liquidity and trading history.

The Company makes various assumptions when determining defined benefit plan costs including, but not limited to, the current discount rate and the expected long-term return on plan assets. Discount rates are determined annually and are based on a yield curve that consists of a hypothetical portfolio of high quality corporate bonds with maturities matching the projected benefit cash flows. The Company assumed that plan assets would generate a long-term rate of return of 6.75% in both 2025 and 2024. The Company developed its expected long-term rate of return assumption by evaluating input from investment consultants comparing historical returns for various asset classes with its actual and targeted plan investments. The Company believes that its long-term asset allocation, on average, will approximate the targeted allocation.

The Company's pension plan funding strategy is to make annual contributions in amounts equal to or greater than amounts necessary to meet minimum government funding requirements. The plan's benefit obligations are based on a variety of demographic and economic assumptions, and the pension plan assets' returns are subject to various risks, including market and interest rate risk, making an accurate prediction of the pension plan contribution difficult. The Company's pension plan funding was 142% of the pension plans' accumulated benefit obligation at December 31, 2025, including both the Kirby Pension Plan and the Higman Pension Plan.

The Company sponsors an unfunded defined benefit health care plan that provides limited postretirement medical benefits to employees who met minimum age and service requirements, and to eligible dependents. The plan limits cost increases in the Company's contribution to 4% per year. The plan is contributory, with retiree contributions adjusted annually. The plan eliminated coverage for future retirees as of December 31, 2011. The Company also has an unfunded defined benefit supplemental executive retirement plan ("SERP") that was assumed in an acquisition in 1999. That plan ceased to accrue additional benefits effective January 1, 2000.

The following table presents the change in benefit obligation and plan assets for the Company's defined benefit plans and postretirement benefit plan (in thousands):

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | Pension Plans | | SERP | | Postretirement Welfare Plan | |
	2025	2024	2025	2024	2025	2024
Change in benefit obligation						
Benefit obligation at beginning of year	$ 321,210	$ 342,749	$ 752	$ 814	$ 396	$ 415
Service cost	2,966	3,395	—	—	—	—
Interest cost	18,190	17,179	40	39	21	20
Actuarial (gain) loss	10,381	(26,541)	42	(33)	24	(3)
Gross benefits paid	(17,057)	(15,572)	(110)	(68)	(86)	(36)
Benefit obligation at end of year	$ 335,690	$ 321,210	$ 724	$ 752	$ 355	$ 396
Accumulated benefit obligation at end of year	$ 323,908	$ 310,714	$ 724	$ 752	$ 355	$ 396
Weighted-average assumption used to determine benefit obligation at end of year						
Discount rate (a)	5.5%/5.7%	5.7%	5.5%	5.7%	5.5%	5.7%
Rate of compensation increase	Service-based table	Service-based table	—	—	—	—
Health care cost trend rate						
Initial rate	—	—	—	—	7.25%	6.75%
Ultimate rate	—	—	—	—	5.0%	5.0%
Years to ultimate	—	—	—	—	2035	2032
Change in plan assets						
Fair value of plan assets at beginning of year	$ 411,449	$ 375,917	$ —	$ —	$ —	$ —
Actual return on plan assets	65,673	49,450	—	—	—	—
Employer contribution	1,180	1,654	110	68	86	36
Gross benefits paid	(17,057)	(15,572)	(110)	(68)	(86)	(36)
Fair value of plan assets at end of year	$ 461,245	$ 411,449	$ —	$ —	$ —	$ —

(a) The 2025 discount rate was 5.5% for the Kirby Pension Plan and 5.7% for the Higman Pension Plan. The 2024 discount rate was 5.7% for both the Kirby Pension Plan and the Higman Pension Plan.

During the years ending December 31, 2025 and 2024, actual returns on plan assets performed better than expected which improved the funding positions.

The following table presents the funded status and amounts recognized in the Company's consolidated balance sheet for the Company's defined benefit plans and postretirement benefit plan (in thousands):

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | Pension Plans | | SERP | | Postretirement Welfare Plan | |
	2025	2024	2025	2024	2025	2024
Funded status at end of year						
Fair value of plan assets	$ 461,245	$ 411,449	$ —	$ —	$ —	$ —
Benefit obligations	(335,690)	(321,210)	(724)	(752)	(355)	(396)
Funded status and amount recognized at end of year	$ 125,555	$ 90,239	$ (724)	$ (752)	$ (355)	$ (396)
Amounts recognized in the consolidated balance sheets						
Noncurrent asset	125,555	93,023	—	—	—	—
Current liability	—	—	(105)	(105)	(44)	(47)
Long-term liability	—	(2,784)	(619)	(647)	(311)	(349)
Amounts recognized in accumulated other comprehensive income						
Net actuarial (gain) loss	$ (115,856)	$ (96,817)	$ 340	$ 327	$ (1,325)	$ (1,613)
Prior service cost (credit)	—	—	—	—	—	—
Accumulated other compensation income	$ (115,856)	$ (96,817)	$ 340	$ 327	$ (1,325)	$ (1,613)

The following table presents the expected cash flows for the Company's defined benefit plans and postretirement benefit plan (in thousands):

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | Pension Plans | | SERP | | Postretirement Welfare Plan | |
	2025	2024	2025	2024	2025	2024
Expected employer contributions						
First year	$ 1,150	$ 1,480	$ —	$ —	$ —	$ —
Expected benefit payments (gross)						
Year one	$ 18,371	$ 17,765	$ 108	$ 108	$ 45	$ 48
Year two	19,143	18,247	102	102	43	47
Year three	19,646	19,056	96	97	41	45
Year four	20,345	19,656	89	91	39	43
Year five	20,974	20,356	83	85	36	40
Next five years	112,364	109,082	290	314	143	163

The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income for the Company's defined benefit plans were as follows (in thousands):

| | Pension Benefits | | | | | |
| | Pension Plans | | | SERP | | |
	2025	2024	2023	2025	2024	2023
Components of net periodic benefit cost						
Service cost	$ 2,966	$ 3,395	$ 3,695	$ —	$ —	$ —
Interest cost	18,190	17,179	18,356	40	39	43
Expected return on plan assets	(27,242)	(24,885)	(22,910)	—	—	—
Amortization of actuarial (gain) loss	(9,001)	(2,330)	—	28	32	23
Net periodic benefit cost	(15,087)	(6,641)	(859)	68	71	66
Other changes in plan assets and benefit obligations recognized in other comprehensive income						
Current year actuarial (gain) loss	(28,049)	(51,114)	(22,583)	42	(32)	91
Recognition of actuarial (gain) loss	9,001	2,330	—	(28)	(32)	(23)
Total recognized in other comprehensive income	(19,048)	(48,784)	(22,583)	14	(64)	68
Total recognized in net periodic benefit cost and other comprehensive income	$ (34,135)	$ (55,425)	$ (23,442)	$ 82	$ 7	$ 134
Weighted average assumptions used to determine net periodic benefit cost						
Discount rate (a)	5.7%	5.1%/5.2%	5.5%	5.7%	5.1%	5.5%
Expected long-term rate of return on plan assets	6.75%	6.75%	6.75%	—	—	—
Rate of compensation increase	Service-based table	Service-based table	Service-based table	—	—	—

(a) The 2025 discount rate for benefit cost is 5.7% for both the Kirby Pension Plan and the Higman Pension Plan. The 2024 discount rate for benefit cost is 5.1% for the Kirby Pension Plan and 5.2% for the Higman Pension Plan.

The components of net periodic benefit cost and other changes in benefit obligations recognized in other comprehensive income for the Company's postretirement benefit plan were as follows (in thousands):

| | Other Postretirement Benefits | | | | | |
| | Postretirement Welfare Plan | | | | | |
	2025		2024		2023	
Components of net periodic benefit cost						
Interest cost	$	21	$	20	$	22
Amortization of actuarial gain		(264)		(280)		(344)
Net periodic benefit cost		(243)		(260)		(322)
Other changes in benefit obligations recognized in other comprehensive income						
Current year actuarial loss (gain)		24		(3)		65
Recognition of actuarial gain		264		280		344
Total recognized in other comprehensive income		288		277		409
Total recognized in net periodic benefit cost and other comprehensive income	$	45	$	17	$	87
Weighted average assumptions used to determine net periodic benefit cost						
Discount rate		5.7%		5.1%		5.5%
Health care cost trend rate:						
Initial rate		6.75%		6.25%		6.50%
Ultimate rate		5.0%		5.0%		5.0%
Years to ultimate		2032		2029		2029

The Company also contributes to a multiemployer pension plan pursuant to a collective bargaining agreement which covers certain vessel crew members of its coastal operations and expires on April 30, 2027. The Company began participation in the Seafarers Pension Trust ("SPT") with the Penn Maritime, Inc. acquisition on December 14, 2012.

Contributions to the SPT are made currently based on a per day worked basis and charged to expense as incurred and included in costs of sales and operating expenses in the consolidated statement of earnings. During 2025 and 2024, the Company made contributions of $0.6 million and $0.7 million, respectively, to the SPT. The Company's contributions to the SPT exceeded 5% of total contributions to the SPT in 2024. Total contributions for 2025 are not yet available. The Company did not pay any material surcharges in 2025 and 2024.

The federal identification number of the SPT is 13-6100329 and the Certified Zone Status is Green at December 31, 2024. The Company's future minimum contribution requirements under the SPT are unavailable because actuarial reports for the 2025 plan year are not yet complete and such contributions are subject to negotiations between the employers and the unions. The SPT was not in endangered or critical status for the 2024 plan year, the latest period for which a report is available, as the funded status was in excess of 100%. Based on the most recent communication from the SPT, there would be no withdrawal liability if the Company chose to withdraw from the SPT although the Company currently has no intention of terminating its participation in the SPT.

The Company also contributes to a multiemployer pension plan pursuant to a collective bargaining agreement which covers certain employees of KDS in New Jersey and expires on October 8, 2028. The Company began participation in the Central Pension Fund of the International Union of Operating Engineers and Participating Employers ("CPF") with the Stewart & Stevenson LLC acquisition on September 13, 2017.

Contributions to the CPF are made currently based on a fixed hourly rate for each hour worked or paid basis (in some cases contributions are made as a percentage of gross pay) and charged to expense as incurred and included in costs of sales and operating expenses in the consolidated statement of earnings. During 2025 and 2024, the Company made contributions of $0.6 million in each year to the CPF. Total contributions for the 2025 plan year are not yet available. The Company did not pay any material surcharges in 2025 and 2024.

The federal identification number of the CPF is 36-6052390 and the Certified Zone Status is Green at January 31, 2025. The Company's future minimum contribution requirements under the CPF are unavailable because actuarial reports for the 2025 plan year, which ended January 31, 2025, are not yet complete and such contributions are subject to negotiations between the employers and the unions. The CPF was not in endangered or critical status for the 2024 plan year, ending January 31, 2025, the latest period for which a report is available, as the funded status was 110%. There would be no withdrawal liability if the Company chose to withdraw from the CPF although the Company currently has no intention of terminating its participation in the CPF.

In addition to the defined benefit plans, the Company sponsors various defined contribution plans for substantially all employees. The aggregate contributions to the plans were $33.3 million, $31.6 million, and $26.9 million in 2025, 2024, and 2023, respectively.

(13) Other Comprehensive Income (Loss)

The Company's changes in other comprehensive income (loss) were as follows (in thousands):

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	Gross Amount	Income Tax (Provision) Benefit	Net Amount	Gross Amount	Income Tax (Provision) Benefit	Net Amount	Gross Amount	Income Tax (Provision) Benefit	Net Amount
Pension and postretirement benefits (a):									
Amortization of net actuarial gain	$ (9,237)	$ 2,314	$ (6,923)	$ (2,578)	$ 652	$ (1,926)	$ (321)	$ 78	$ (243)
Actuarial gain	27,986	(6,763)	21,223	51,149	(12,180)	38,969	22,438	(5,467)	16,971
Foreign currency translation adjustments	850	—	850	(857)	—	(857)	1,425	—	1,425
Total	$ 19,599	$ (4,449)	$ 15,150	$ 47,714	$ (11,528)	$ 36,186	$ 23,542	$ (5,389)	$ 18,153

(a) Actuarial gains (losses) are amortized into other income (expense). (See Note 12 – Retirement Plans)

(14) Contingencies and Commitments

In 2009, the Company was named by the Environmental Protection Agency (the "EPA") as a Potentially Responsible Party ("PRP") in addition to a group of approximately 250 named PRPs under the Comprehensive Environmental Response, Compensation and Liability Act of 1981 ("CERCLA") with respect to a Superfund site, the Portland Harbor Superfund site ("Portland Harbor") in Portland, Oregon. The site was declared a Superfund site in December 2000 as a result of historical heavily industrialized use due to manufacturing, shipbuilding, petroleum storage and distribution, metals salvaging, and electrical power generation activities which led to contamination of Portland Harbor, an urban and industrial reach of the lower Willamette River located immediately downstream of downtown Portland. The Company's involvement arises from four spills at the site after it was declared a Superfund site, as a result of predecessor entities' actions in the area. To date, there is no information suggesting the extent of the costs or damages to be claimed from the 250 notified PRPs. Based on the nature of the involvement at the Portland Harbor site, the Company believes its potential contribution is de minimis; however, to date neither the EPA nor the named PRPs have performed an allocation of potential liability in connection with the site nor have they provided costs and expenses in connection with the site.

On February 20, 2015, the Company was served as a defendant in a Complaint originally filed on August 14, 2014, in the U.S. District Court of the Southern District of Texas - Houston Division, *USOR Site PRP Group vs. A&M Contractors, USES, Inc. et al.* This is a civil action pursuant to the provisions of CERCLA and the Texas Solid Waste Disposal Act for recovery of past and future response costs incurred and to be incurred by the USOR Site PRP Group for response activities at the U.S. Oil Recovery Superfund Site. The property was a former sewage treatment plant owned by defendant City of Pasadena, Texas from approximately 1945 until it was acquired by U.S. Oil Recovery in January 2009. Throughout its operating life, the U.S. Oil Recovery facility portion of the USOR Site received and performed wastewater pretreatment of municipal and Industrial Class I and Class II wastewater, characteristically hazardous waste, used oil and oily sludges, and municipal solid waste. Associated operations were conducted at the MCC Recycling facility portion of the USOR Site after it was acquired by U.S. Oil Recovery from the City of Pasadena in January 2009. The EPA and the PRP Group entered into an Administrative Settlement Agreement and Order for Remedial Investigation Study ("Study") in May 2015. The Study has not been completed by EPA to date. The Company joined as a member of the PRP Group companies at its pro-rata allocated share.

On October 13, 2016, the Company, as a successor to Hollywood Marine, Inc. ("Hollywood Marine"), was issued a General Notice under CERCLA by the EPA in which it was named as a PRP for liabilities associated with the SBA Shipyard Site located near Jennings, Louisiana (the "Site"). The Site was added to the EPA's National Priorities List of sites under CERCLA in September 2016. SBA used the facility for construction, repair, retrofitting, sandblasting, and cleaning and painting of barges beginning in 1965. Three barge slips and a dry dock are located off the Mermentau River. The slips were used to dock barges during cleaning or repair. In 2001, a group of PRPs that had been former customers of the SBA Shipyard facility formed an organization called the SSIC Remediation, LLC (hereinafter, "the PRP Group Companies") to address removal actions at the Site. In 2002, EPA approved an Interim Measures/Removal Action of Hazardous/Principal Threat Wastes at SBA Shipyards, Inc. (pursuant to RCRA Section 3008(h)) that was proposed by SBA Shipyard and the PRP Group Companies. Interim removal activities were conducted from March 2001 through January 2005 under an EPA 2002 Order and Agreement. In September 2012, the Louisiana Department of Environmental Quality requested EPA address the Site under CERCLA authority. The Company, as a successor to Hollywood Marine, joined the PRP Group Companies. The PRP Group Companies have submitted a draft Study work plan to EPA for their review and comment. Higman joined the PRP Group of Companies in August 2025 with an agreed allocation under the PRP Group's framework.

With respect to the above sites, the Company has accrued a liability, if applicable, for its estimated potential liability for its portion of the EPA's past costs claim based on information developed to date including various factors such as the Company's liability in proportion to other PRPs and the extent to which such costs are recoverable from third parties.

On October 13, 2016, the tug Nathan E. Stewart and barge DBL 55, an ATB owned and operated by Kirby Offshore Marine, LLC, a wholly owned subsidiary of the Company, ran aground at the entrance to Seaforth Channel on Atholone Island, British Columbia. The grounding resulted in a breach of a portion of the Nathan E. Stewart's fuel tanks causing a discharge of diesel fuel into the water. The USCG and the NTSB designated the Company as a party of interest in their investigation as to the cause of the incident. The Canadian authorities including Transport Canada and the Canadian Transportation Safety Board investigated the cause of the incident. On October 10, 2018, the Heiltsuk First Nation filed a civil action in the British Columbia Supreme Court against a subsidiary of the Company, the master and pilot of the tug, the vessels and the Canadian government seeking unquantified damages as a result of the incident. On May 1, 2019, the Company filed a limitation action in the Federal Court of Canada seeking limitation of liability relating to the incident as provided under admiralty law. The Heiltsuk First Nation's civil claim has been consolidated into the Federal Court limitation action as of July 26, 2019 and it is expected that the Federal Court of Canada will decide all claims against the Company. The Company is unable to estimate the potential exposure in the civil proceeding. The Company has various insurance policies covering liabilities including pollution, property, marine and general liability and believes that it has satisfactory insurance coverage for the cost of cleanup and salvage operations as well as other potential liabilities arising from the incident. The Company believes its accrual of such estimated liability is adequate for the incident and does not expect the incident to have a material adverse effect on its business or financial condition.

In addition, the Company is involved in various legal and other proceedings which are incidental to the conduct of its business, none of which in the opinion of management will have a material effect on the Company's financial condition, results of operations or cash flows. Management believes its accrual of such estimated liability is adequate and believes that it has adequate insurance coverage or has meritorious defenses for these other claims and contingencies.

Certain Significant Risks and Uncertainties. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, in the opinion of management, the amounts would be immaterial.

The Company has issued guaranties or obtained standby letters of credit and performance bonds supporting performance by the Company and its subsidiaries of contractual or contingent legal obligations of the Company and its subsidiaries incurred in the ordinary course of business. The aggregate notional value of these instruments is $30.2 million at December 31, 2025, including $11.3 million in letters of credit and $18.9 million in performance bonds. All of these instruments have an expiration date within two years. The Company does not believe demand for payment under these instruments is likely and expects no material cash outlays to occur in connection with these instruments.

(15) Related Party Transactions

David W. Grzebinski, Chief Executive Officer of the Company, is a member of the board of directors for ABS, a not-for-profit that provides global classification services to the marine, offshore and gas industries. The Company paid ABS $1.6 million in 2025, $1.4 million in 2024, and $1.5 million in 2023 to perform audits and surveys of the Company's vessels in the ordinary course of business.

Mr. Grzebinski is a member of the board of directors of UK Protection & Indemnity Association ("UK P&I"), a mutual marine protection and indemnity organization that provides protection and indemnity insurance for third party liabilities and expenses arising from vessel operations. The Company's marine fleet is insured on a pro rata share basis through UK P&I and the NorthStandard P&I Club. The Company paid $3.7 million during 2025 in premiums for coverage in the 2025-2026 policy period, $3.6 million during 2024 in premiums for coverage in the 2024-2025 policy period, and $3.6 million in 2023 in premiums for coverage in the 2023-2024 policy period in the ordinary course of business.

Amy D. Husted, Executive Vice President, General Counsel and Secretary of the Company, is a member of the board of directors of Signal Mutual Indemnity Association Ltd ("Signal"), a group self-insurance not-for-profit organization authorized by the U.S.

Department of Labor as a longshore worker's compensation insurance provider. The Company has been a member of Signal since it was established in 1986. The Company paid Signal $0.5 million in 2025, $0.6 million in 2024 and $0.7 million in 2023 in the ordinary course of business.

The husband of Ms. Husted is a former partner in the law firm of Clark Hill PLC. Mr. Husted left the law firm in October 2025 and no longer has any affiliation with the law firm. The Company paid the law firm $0.8 million in 2025, $2.6 million in 2024, and $0.9 million in 2023 for legal services in connection with matters in the ordinary course of business.

The brother of Christian G. O'Neil, President and Chief Operating Officer, is a partner in the law firm of W. Sean O'Neil Attorney at Law. The Company paid the law firm $0.3 million in 2025, $0.2 million in 2024, and $0.1 million in 2023 for legal services in the ordinary course of business.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

1. *Financial Statements*

Included in Part III of this report on pages 50 to 79:

    Report of Independent Registered Public Accounting Firm (KPMG LLP, Houston, TX, PCAOB ID 185).
    Report of Independent Registered Public Accounting Firm.
    Consolidated Balance Sheets, December 31, 2025 and 2024.
    Consolidated Statements of Earnings, for the years ended December 31, 2025, 2024, and 2023.
    Consolidated Statements of Comprehensive Income, for the years ended December 31, 2025, 2024, and 2023.
    Consolidated Statements of Cash Flows, for the years ended December 31, 2025, 2024, and 2023.
    Consolidated Statements of Stockholders' Equity, for the years ended December 31, 2025, 2024, and 2023.
    Notes to Consolidated Financial Statements, for the years ended December 31, 2025, 2024, and 2023.

2. *Financial Statement Schedules*

All schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. *Exhibits*

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	— Restated Articles of Incorporation of the Company with all amendments to date (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2014).
3.2	— Bylaws of the Company, as amended to April 25, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 28, 2022).
3.3	— Amendment to Bylaws of Kirby Corporation dated April 26, 2024 (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the Commission on April 26, 2024).
4.1	— See Exhibits 3.1, 3.2 and 3.3 hereof for provisions of the Restated Articles of Incorporation of the Company with all amendments to date and the Bylaws of the Company with all amendments to date (incorporated, respectively, by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2014, Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 28, 2022, and Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the Commission on April 26, 2024).
4.2	— Long-term debt instruments are omitted pursuant to Item 601(b)(4) of Regulation S-K. The Registrant will furnish copies of such instruments to the Commission upon request.
10.1	— Credit Agreement dated July 29, 2022 among Kirby Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the banks named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on July 29, 2022).
10.2†	— Annual Incentive Plan Guidelines for 2025 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
10.3†*	— Annual Incentive Plan Guidelines for 2026.
10.4†	— 2005 Stock and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on April 29, 2021).
10.5†	— 2000 Nonemployee Director Stock Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on April 29, 2021).
10.6†	— Nonemployee Director Compensation Program effective April 24, 2018 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).
10.7†	— Nonemployee Director Compensation Program effective January 29, 2024 (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023).
10.8†	— Deferred Compensation Plan for Key Employees (As Amended and Restated Effective April 1, 2022 and incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 9, 2022).
10.9†	— Change of Control Agreement by and between Kirby Corporation and David W. Grzebinski dated May 16, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on May 20, 2022).

Exhibit Number	Description of Exhibit
10.10†	— Change of Control Agreement by and between Kirby Corporation and Raj Kumar dated May 16, 2022 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on May 20, 2022).
10.11†	— Change of Control Agreement by and between Kirby Corporation and Christian G. O'Neil dated May 16, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Commission on May 20, 2022).
10.12†	— Change of Control Agreement by and between Kirby Corporation and Amy D. Husted dated May 16, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Commission on May 20, 2022).
10.13†	— Change of Control Agreement by and between Kirby Corporation and Scott P. Miller dated May 16, 2022 (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
10.14†	— Amendment to Change of Control Agreement by and between Kirby Corporation and David W. Grzebinski dated March 6, 2023 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2023).
10.15†	— Amendment to Change of Control Agreement by and between Kirby Corporation and Raj Kumar dated March 6, 2023 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2023).
10.16†	— Amendment to Change of Control Agreement by and between Kirby Corporation and Christian G. O'Neil dated March 6, 2023 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2023).
10.17†	— Amendment to Change of Control Agreement by and between Kirby Corporation and Amy D. Husted dated January 29, 2025 (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
10.18†	— Amendment to Change of Control Agreement by and between Kirby Corporation and Scott P. Miller dated January 29, 2025 (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
10.19†	— Form of Long-Term Performance Award Agreement (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
19.1	— Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
19.2	— Supplemental Insider Trading Policy (incorporated by reference to Exhibit 19.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
21.1*	— Consolidated Subsidiaries of the Registrant.
23.1*	— Consent of Independent Registered Public Accounting Firm.
31.1*	— Certification of Chief Executive Officer Pursuant to Rule 13a-14(a).
31.2*	— Certification of Chief Financial Officer Pursuant to Rule 13a-14(a).
32*	— Certification Pursuant to 18 U.S.C. Section 1350 (As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002).
97	— Kirby Corporation Clawback Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS*	— Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	— Inline XBRL Taxonomy Extension Schema with Embedded Linkbase documents
104*	— Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Management contract, compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

Not applicable

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRBY CORPORATION
(REGISTRANT)

By: /s/ RAJ KUMAR
                      Raj Kumar
               Executive Vice President and
                  Chief Financial Officer

Dated: February 17, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ RICHARD J. ALARIO **Richard J. Alario**	Chairman of the Board and Director	February 17, 2026
/s/ DAVID W. GRZEBINSKI **David W. Grzebinski**	Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2026
/s/ RAJ KUMAR **Raj Kumar**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 17, 2026
/s/ RONALD A. DRAGG **Ronald A. Dragg**	Vice President, Controller and Assistant Secretary (Principal Accounting Officer)	February 17, 2026
/s/ ANNE-MARIE N. AINSWORTH **Anne-Marie N. Ainsworth**	Director	February 17, 2026
/s/ TANYA S. BEDER **Tanya S. Beder**	Director	February 17, 2026
/s/ BARRY E. DAVIS **Barry E. Davis**	Director	February 17, 2026
/s/ SUSAN W. DIO **Susan W. Dio**	Director	February 17, 2026
/s/ RICHARD R. STEWART **Richard R. Stewart**	Director	February 17, 2026
/s/ WILLIAM M. WATERMAN **William M. Waterman**	Director	February 17, 2026
/s/ SHAWN D. WILLIAMS **Shawn D. Williams**	Director	February 17, 2026

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

In connection with the filing of the report on Form 10-K for the year ended December 31, 2025 by Kirby Corporation, David W. Grzebinski certifies that:

1. I have reviewed this report on Form 10-K of Kirby Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


/s/ DAVID W. GRZEBINSKI
David W. Grzebinski
Chief Executive Officer


Dated: February 17, 2026

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

In connection with the filing of the report on Form 10-K for the year ended December 31, 2025 by Kirby Corporation, Raj Kumar certifies that:

1.   I have reviewed this report on Form 10-K of Kirby Corporation (the "registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAJ KUMAR

Raj Kumar
Executive Vice President and
Chief Financial Officer

Dated: February 17, 2026

EXHIBIT 32

Certification Pursuant to Section 18 U.S.C. Section 1350
(As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the filing of the Annual Report on Form 10-K for the year ended December 31, 2025 (the "Report") by Kirby Corporation (the "Company"), each of the undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ DAVID W. GRZEBINSKI
David W. Grzebinski
Chief Executive Officer

/s/ RAJ KUMAR
Raj Kumar
Executive Vice President and
Chief Financial Officer


Dated: February 17, 2026

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Stockholder Information

ANNUAL MEETING

The 2026 Annual Meeting of Stockholders will be held at Kirby's Houston office located at 55 Waugh Drive, Suite 1100, Houston, Texas, 77007 at 10:00am (CDT) on Monday, April 27, 2026. Stockholders of record as of March 2, 2026 will be able to attend the meeting.

CORPORATE HEADQUARTERS

Executive Office:

> 55 Waugh Drive, Suite 1000
> Houston, Texas 77007
> Telephone: 713-435-1000
> Fax: 713-435-1010
> Website: www.kirbycorp.com

Mailing Address:

> P.O. Box 1745
> Houston, Texas 77251-1745

INQUIRES REGARDING STOCK HOLDINGS

Registered stockholders (shares held in owner's name) should address communications concerning address changes, lost certificates, and stock transfers to:

> Proxy Services
> C/O Computershare Investor Services P.O. Box 505008
> Louisville, Kentucky 40233-9814

> Toll-Free Telephone: 877-373-6374
> Website: www.computershare.com

Beneficial stockholders (shares held in the name of banks or brokers) should address communications to their banks or stockbrokers.

All other inquiries should be addressed to Matt Kerin, VP - Investor Relations & Treasurer, at Kirby's corporate headquarters, or sent by e-mail to investor.relations@kirbycorp.com.

WEBSITE

For more investor information, as well as information about Kirby, visit Kirby's website at www.kirbycorp.com.

INDEPENDENT REGISTERED ACCOUNTS

KPMG LLP
BG Group Place
811 Main Street, Suite 4500
Houston, Texas 77002

COMMON STOCK INFORMATION

Stock trading symbol—KEX
The New York Stock Exchange is the principal market for Kirby's common stock. As of March 2, 2026, the Company had 53,621,000 outstanding common shares held by approximately 294 registered stockholders. The number of registered stockholders does not reflect the number of beneficial owners of common stock.

COMMON STOCK MARKET PRICE

	Sales Price	
	High	Low
2026		
First Quarter	$ 133.52	$ 110.53
(Through March 2, 2026)		
2025		
First Quarter	$ 115.93	$ 93.85
Second Quarter	$ 116.33	$ 83.94
Third Quarter	$ 122.50	$ 81.90
Fourth Quarter	$ 115.18	$ 79.52
2024		
First Quarter	$ 95.79	$ 74.88
Second Quarter	$ 124.92	$ 93.63
Third Quarter	$ 130.90	$ 102.74
Fourth Quarter	$ 132.21	$ 103.74

FINANCIAL AND INVESTOR RELATIONS

Copies of Kirby's Form 10-K (which is incorporated in this Annual Report) are available free of charge. Either contact Matt Kerin, VP – Investor Relations & Treasurer, at Kirby's corporate headquarters, e-mail investor.relations@kirbycorp.com, or visit Kirby's website at www.kirbycorp.com.

The graph below compares Kirby Corporation's cumulative 5-Year total stockholder return on common stock with the cumulative total returns of the Russell 2000 index and the Dow Jones US Transportation Average index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2020 to 12/31/2025.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/20	12/21	12/22	12/23	12/24	12/25
Kirby Corporation	100.00	114.64	124.16	151.42	204.13	212.58
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40
Dow Jones US Transportation Average	100.00	133.21	109.81	132.43	134.49	149.32



Kirby Corporation

Corporation Headquarters:
55 Waugh Drive, Suite 1000
Houston, Texas 77007

Mailing Address:
P.O. Box 1745
Houston, Texas 77251-1745

713-435-1000
Fax: 713-435-1010
www.kirbycorp.com